

PACCAR

2024 ANNUAL REPORT

STATEMENT OF COMPANY BUSINESS

PACCAR is a global technology company that designs and manufactures premium quality light-, medium- and heavy-duty commercial vehicles sold worldwide under the Kenworth, Peterbilt and DAF nameplates. PACCAR designs and manufactures diesel engines and other powertrain components for use in its own products and for sale to third-party manufacturers of trucks and buses. PACCAR distributes aftermarket truck parts to its dealers through a worldwide network of Parts Distribution Centers. Finance and leasing subsidiaries facilitate the sale of PACCAR products in many countries worldwide. PACCAR maintains exceptionally high standards of quality for all of its products: they are well engineered, highly customized for specific applications and sell in the premium segments of their markets, where they have a reputation for superior performance and pride of ownership.

CONTENTS

	2024	2023
		(millions, except per share data)
Truck, Parts and Other Net Sales and Revenues	$ 31,564.3	$ 33,315.5
Financial Services Revenues	2,099.5	1,811.9
Total Revenues	33,663.8	35,127.4
Net Income	4,162.0	4,600.8
Adjusted Net Income*		5,047.2
Total Assets:		
Truck, Parts and Other	21,007.4	19,859.5
Financial Services	22,411.5	20,963.9
Financial Services Debt	15,895.0	14,234.5
Stockholders' Equity	17,506.9	15,878.8
Per Common Share:		
Net Income:		
Basic	$ 7.92	$ 8.78
Diluted	7.90	8.76
Adjusted Diluted *		9.61
Cash Dividends Declared Per Share	4.17	4.24

*   See Reconciliation of GAAP to Non-GAAP Financial Measures on Page 42.



REVENUES

billions of dollars

■ *Revenues*

NET INCOME

billions of dollars

■ *Net Income*

○ *Return on Revenues (percent)*

STOCKHOLDERS' EQUITY

billions of dollars

■ *Stockholders' Equity*

○ *Return on Equity (percent)*

1

PACCAR celebrated 119 years of success and delivered revenues of $33.66 billion and net income of $4.16 billion to its shareholders in 2024, the second-best year in PACCAR history. The PACCAR team did an excellent job managing production at the factories and achieved record aftermarket parts sales and profits. This is the 86th consecutive year of earning a net profit — a notable accomplishment for a global company. PACCAR was founded in 1905 by William Pigott and has steadily grown by producing high quality products and services for its dealers and customers.

PACCAR achieved very good financial results by continuing to focus on the premium segment of our industry. The company has enhanced its leadership in developing products and services that reflect the rapidly changing world with the development of e-commerce, zero emissions vehicles and connected services.

The company is a recognized environmental leader and is partnering with industry groups to reduce the effects of climate change. In addition to the production of the company's battery-electric truck models, which will be enhanced with the investment in the new battery cell manufacturing facility in the U.S., PACCAR continues to emphasize "zero waste to landfill," solar power generation, water recycling and increasing the recyclable material content in its trucks.

PACCAR's excellent year in 2024 is due to many positive factors, including the performance of the new Kenworth and Peterbilt heavy- and medium-duty vehicles, and DAF's award-winning XG, XD, XF and XB product range that delivers operational excellence and luxury for its customers. These truck models were complemented by the company's strong business performance in every geographic region. PACCAR's new trucks have redefined product quality and operating performance for our industry. PACCAR Parts and PACCAR Financial Services delivered excellent profits in 2024 by deploying innovative technologies that bundle services for our customers. PACCAR Parts implemented new sales programs to a growing population of connected PACCAR vehicles. PACCAR Parts unveiled its new Parts Distribution Center in Germany and opened additional TRP stores. PACCAR Financial Services, including PacLease, had a very good year, generating strong new and used truck business in its major markets. PACCAR's Information Technology Division unveiled a range of programs to increase annual revenue streams generated from e-commerce and connected vehicle subscriptions. PACCAR benefits from its global diversification, industry leading independent dealer organizations and increased investments in all segments of the business.

PACCAR's superb credit rating of A+/A1 results from consistent profitability, a strong balance sheet and excellent cash flow. Our shareholders enjoyed good returns of 11% in 2024, with annual dividend growth of 12% in the last five years including a $3.00 per share extra cash dividend paid in early 2025.

I would like to thank our employees for their innovation and dedication, their many ideas and suggestions to enhance our daily operations and their personal outreach to local communities.

MARK C. PIGOTT
Executive Chairman
February 19, 2025

4

PACCAR had an excellent year in 2024, delivering 185,300 new trucks and generating very strong revenues and profits as well as industry leading profit margins. Revenues of $33.66 billion and net income of $4.16 billion were the second highest in the company's history. The after-tax return on revenue was a robust 12.4%. The company's results reflect the performance of PACCAR's outstanding employees who provide our customers with the highest quality, most efficient and most innovative trucks and transportation solutions in the industry.

PACCAR has earned an annual net income for 86 consecutive years due to the company's industry leading trucks and powertrains, excellent aftermarket parts and financial services businesses and continued technology leadership. PACCAR's financial strength enabled the company to invest $1.25 billion in capital projects and research and development to expand its range of trucks, enhance its manufacturing operations and grow its global aftermarket parts and financial services businesses.

Kenworth achieved excellent heavy-duty market share in 2024 and its manufacturing plant in Chillicothe, Ohio celebrated its 50th anniversary. Peterbilt increased its heavy-duty market share in 2024 and delivered over 6,100 Model 589s in the first year of production. DAF launched its 2025 model lineup at the IAA international truck show in Hannover, Germany. DAF Trucks N.V. celebrated 75 years of truck production. PACCAR continues to develop industry leading advanced vehicle technologies in the areas of zero emissions, connected services and autonomous vehicle systems.

PACCAR Parts achieved record sales of $6.67 billion and record pre-tax profits of $1.71 billion and opened new Parts Distribution Centers in Massbach, Germany and Bogotá, Colombia. PACCAR's A+/A1 credit rating supported PACCAR Financial Services' strong pre-tax profits of $436 million, including $7.50 billion of new loan and lease volume.

PACCAR's strong financial performance generated an industry leading after-tax return on beginning stockholders' equity of 26.2% in 2024. Year-end stockholders' equity was a record $17.51 billion.

INVESTING FOR THE FUTURE — PACCAR's consistently strong profits and balance sheet have allowed the company to invest $8.6 billion in capital projects and research and development over the last decade. These investments have supported the development of advanced new vehicle models, new manufacturing and distribution facilities and innovative technologies. PACCAR's investments create transportation solutions that provide our customers with the highest levels of quality, safety and reliability, as well as the lowest total cost of operation.

In 2024, capital investments were $796 million and research and development expenses were $453 million. These investments enabled PACCAR to create industry leading new trucks, increase global production capacity and implement advanced technologies to enhance manufacturing efficiency, including expanded use of automated guided vehicles.

PACCAR is a leader in the development of battery-electric vehicles. Kenworth, Peterbilt and DAF have eight zero emissions models in production. PACCAR has a 30% ownership in the new U.S.-based joint venture, Amplify Cell Technologies, that began construction of a manufacturing plant in Mississippi to produce high performing lithium-iron-phosphate (LFP) battery cells designed specifically for electric trucks. Production of the battery cells is expected to begin in late 2027. PACCAR is a leader in developing hydrogen energy solutions, including the development of hydrogen combustion and fuel cell vehicles.

PACCAR's newly formed Global Electronics organization and Connected Solutions team support the expansion of *PACCAR Connect*, a platform that creates software and applications to benefit customers and provide

incremental revenue and profit for PACCAR. This configurable system consists of proprietary hardware and software that deliver robust data security, over-the-air software update capability and advanced fleet management tools. In 2024, *PACCAR Connect* was installed in over 465,000 PACCAR vehicles.

CONTINUOUS IMPROVEMENT — Six Sigma, data analytics, machine learning, Industry 4.0 and lean process development are integrated into all business activities at PACCAR as well as at many of its suppliers, dealers and customers. These tools enable the company to continuously enhance the creation of state-of-the-art new product designs, customer services and manufacturing processes. Thousands of PACCAR employees and many dealers and suppliers have been trained in the use of Six Sigma tools and have delivered billions of dollars in savings in all areas of the company.

INFORMATION TECHNOLOGY — PACCAR's Information Technology Division (ITD) is an industry leader in innovative digital technology solutions that enhance the quality of PACCAR business processes and products. These solutions provide secure, customized products for customers, dealers and suppliers. The ITD team maintains a rigorous focus on ensuring PACCAR's leadership in vehicle and infrastructure cybersecurity.

TRUCKS — U.S. and Canadian Class 8 truck industry retail sales in 2024 were 268,000 units and the Mexican market totaled 40,000 units. European industry 16+ tonne truck registrations were 316,000 units. PACCAR delivered 185,300 trucks in 2024 as customers benefited from the premium performance of PACCAR's new vehicles.

Peterbilt and Kenworth's Class 8 retail sales share in the U.S. and Canada increased to 30.7%. DAF's European 16+ tonne market share was 14.4%.

Industry Class 6 and 7 truck retail sales in the U.S. and Canada were 110,400 units. The European 6 to 16-tonne market was 51,000 units. PACCAR's market share in the U.S. and Canada medium-duty truck segment increased to 18.0%. DAF's share of the European medium-duty truck market was 9.5%. PACCAR delivered 30,400 medium-duty trucks to its customers in 2024.

DAF Brasil produced 10,600 trucks in 2024, increased daily production to record levels and had market share of 9.9%.

PACCAR Mexico achieved record sales, production volume and profits and had industry leading heavy-duty market share of 35.2%. PACCAR Mexico sold over 500 DAF trucks in the Mexican market in 2024 and made significant investments in production capacity and efficiency improvements to support its future growth.

PACCAR Australia achieved record sales and profits with combined Kenworth and DAF heavy-duty market share of 25.5%. PACCAR Australia continued to make investments in production capacity and is completing the expansion of the PACCAR Parts Australia distribution center.

A tremendous team effort by the company's employees and dealer network contributed to industry leading truck, parts and other gross margins of 17.4%. New technology, process improvements, data analytics and partnership with suppliers enabled PACCAR to establish industry leading factory quality and efficiency.

PACCAR's innovation and manufacturing expertise was recognized as the industry leader in 2024. DAF earned the *"Fleet Manufacturer of the Year"* award at the U.K. Fleet News Awards and the DAF XD and LF were honored as *"Best Rigid Trucks."* The modern DAF factory in Westerlo, Belgium was named the *"Factory of the Future"* and Peterbilt's Denton, Texas facility was recognized as a *"Top Project"* by the Environment + Energy Leader Awards for its dedication to environmental initiatives and energy management.

PACCAR PARTS — PACCAR Parts increased annual revenues to a record $6.67 billion and achieved record pre-tax profits of $1.71 billion. Dealers and customers benefited from innovative technology solutions, including e-commerce, managed dealer inventory and global fleet service programs that offer online purchasing, national pricing and centralized billing. PACCAR Parts is the primary source for aftermarket parts and services for PACCAR vehicles and also offers its TRP-branded parts for all makes of trucks, trailers and buses. PACCAR dealers expanded TRP aftermarket parts retail stores to 353 locations in 45 countries. Over seven million heavy-duty trucks operate in North America and Europe. This large vehicle parc, combined with more than 370,000 PACCAR MX engines installed in Peterbilt and Kenworth trucks in North America and in all DAF trucks in Europe, creates excellent demand for parts and service and moderates the cyclicality of truck sales.

To further enhance its logistics performance for dealers, PACCAR Parts opened 65 new TRP Parts stores and opened new Parts Distribution Centers in Europe and South America.

FINANCIAL SERVICES — PACCAR Financial Services' (PFS) conservative business approach, complemented by PACCAR's superb credit rating of A+/A1, excellent business growth and strong dealer network, enabled PFS to achieve pre-tax profits of $436 million. PACCAR issued $3.65 billion in medium-term notes at attractive rates during the year. PFS has operations covering 26 countries on four continents. The global breadth of PFS and its rigorous credit application process support a portfolio of 237,000 trucks and trailers, with total assets of $22.4 billion. PACCAR Financial and PACCAR Leasing (PacLease) are the preferred funding sources for DAF, Peterbilt and Kenworth trucks in the markets where PFS operates. PFS has thirteen strategically located used truck centers around the world and sold over 18,500 premium DAF, Kenworth and Peterbilt used trucks in 2024.

PacLease is one of the largest full-service truck rental and leasing operations in North America, Germany and Australia. PacLease placed over 7,650 new PACCAR vehicles in service and managed a fleet of over 40,800 vehicles in 2024. PacLease supports the growth of PACCAR's zero emissions vehicle sales by offering customers the opportunity to rent or lease battery-electric trucks and battery chargers.

ENVIRONMENTAL LEADERSHIP — PACCAR is a global environmental leader. PACCAR discloses its comprehensive sustainability program in the environmental report published by CDP, which evaluates and scores companies on how effectively they are addressing climate change and the environment. PACCAR earned an "A-" score in 2024, which places it in the Leadership tier of the over 24,000 reporting companies from around the world. For the past ten years, PACCAR has earned an "A" or "A-" score. PACCAR, in partnership with the Science Based Targets Initiative (SBTi), has committed to vehicle emissions reductions of 25% and 35% from internal operations by 2030 and is on schedule to meet those objectives. PACCAR's manufacturing facilities have earned ISO 14001 environmental certification and continued to enhance their zero-waste-to-landfill programs during the year.

A LOOK AHEAD — PACCAR employees enable the company to distinguish itself as a global quality leader in trucks, technology, financial services and the aftermarket parts business. PACCAR's strong internal processes, engineering capabilities and suppliers contribute to its excellent results in global markets.

The economic outlook for 2025 is modest GDP growth in North and South America and Europe. The U.S. and Canada Class 8 truck market in 2025 is projected to be in the range of 250,000–280,000 vehicles. Retail sales for

Class 6-7 trucks are expected to be between 90,000–100,000 vehicles. The European 16+ tonne truck market is forecast to be in the range of 270,000-300,000 vehicles and medium-duty trucks in the range of 40,000-50,000 units. The South American market is expected to be in the range of 115,000–125,000 units.

PACCAR Parts' best-in-class technology and services, combined with the aging vehicle parc and overall freight markets, should provide good demand for the company's aftermarket parts business. PACCAR Financial is expected to perform well due to its high quality portfolio and good used truck business.

PACCAR provides the industry's highest quality and efficient vehicles, operates state-of-the-art factories and delivers superb customer service in parts and financial services. PACCAR continues to invest in the development of aerodynamic trucks, next generation clean diesel and zero emissions powertrains, advanced driver assistance systems, autonomous driving technologies, truck connectivity and data analytics.

PACCAR is well positioned to continue generating excellent results for its customers and shareholders.

PRESTON FEIGHT
Chief Executive Officer
February 19, 2025



PACCAR Executive Operating Committee
Front Row Left to Right: Brice Poplawski, Paulo Bolgar, Jim Walenczak, Lily Ley, Preston Feight, Harry Wolters, Jason Skoog, Laura Bloch.
Second Row Left to Right: Mike Walton, Harald Seidel, Kevin Baney, Todd Hubbard, Harrie Schippers, Mike Dozier, Darrin Siver, John Rich.

Kenworth achieved heavy-duty market share of 15.4 percent and delivered 54,900 trucks in 2024. The Kenworth manufacturing plant in Chillicothe, Ohio celebrated 50 years of building The World's Best® trucks.

Kenworth's truck assembly facility in Chillicothe, Ohio marked its 50th anniversary and has produced more than 814,000 vehicles since opening in 1974. The Chillicothe plant began construction on a 45,000 square-foot expansion that will include a state-of-the-art chassis paint system.

Kenworth earned Class 8 market share of 15.4 percent and increased medium-duty market share to 9.0 percent in 2024. Kenworth achieved industry leading heavy-duty vocational market share of 24.1 percent.

Kenworth launched a low emissions PACCAR MX-13 engine for the California market. This technologically advanced engine and aftertreatment system delivers superior performance and industry leading fuel economy for Kenworth's T680, T880 and W990 vehicles. Kenworth launched a 15-liter natural gas engine, furthering PACCAR's leadership in alternative fuel powertrains.

Kenworth introduced Adaptive Cruise Control with Stop and Auto Go for the flagship T680. This integrated technology utilizes radar sensors to maintain a recommended following distance and can automatically stop and accelerate a truck in heavier traffic. Kenworth equipped its full range of medium-duty models – the T180, T280, T380 and T480 – with energy-efficient LED headlamps that increase visibility by 25 percent.

Kenworth launched the PACCAR TX-12 PRO transmission for rugged off-road applications. The TX-12 PRO's advanced calibrations and superior durability deliver best-in-class performance and maneuverability for the T880 and T680.

Kenworth showcased the *SuperTruck 2* demonstrator vehicle at the 2024 ACT Expo. Kenworth's *SuperTruck 2* improved freight efficiency by 136 percent and earned a *"Team Award"* from the U.S. Department of Energy Vehicle Technologies Office.

Kenworth's innovative connected services platform, *TruckTech+*, increased the number of connected vehicles by 37 percent to 213,000. *TruckTech+* delivers real-time vehicle and engine information to fleet managers and Kenworth dealers to optimize customer productivity. Connected vehicle data is utilized to provide proactive prognostic actions, enabling planned repairs to improve uptime.

The Kenworth dealer network grew to a record 490 locations, including 321 PremierCare Gold Certified dealerships. Dealers invested $330 million to enhance their world-class facilities throughout the United States and Canada.

A Kenworth T680 transported the U.S. Capitol Christmas Tree for the 2024 tree lighting ceremony. For the ninth year in a row, the *"Transition Trucking: Driving for Excellence"* program awarded a Kenworth T680 to America's top military veteran who transitioned from active duty to driving for a commercial fleet. The Women in Trucking Association recognized Kenworth as a *"Top Company for Women to Work for in Transportation"* for the seventh consecutive year.

The Kenworth T680's advanced aerodynamics and intelligent technology innovations deliver outstanding performance and efficiency. As a leader in the development of clean diesel powertrains and zero emissions vehicles, Kenworth provides customers with The World's Best® trucks for every application and business need.

DAF Trucks N.V. celebrated 75 years of truck production in 2024 and introduced a full suite of innovations for its New Generation DAF models. The 2025 DAF vehicle range sets new industry benchmarks for efficiency, safety and driver comfort.

DAF presented numerous enhancements to its premium XD, XF, XG and XG⁺ vehicles at the IAA Transportation exhibition in Hannover, Germany. The PACCAR driveline and aerodynamic advancements increase DAF's industry leading fuel efficiency by an additional three percent. The updated vehicles feature state-of-the-art driver assistance technologies, including the DAF Digital Vision camera system and Predictive Cruise Control. All New Generation DAF trucks are connected to the advanced *PACCAR Connect* fleet management platform that enables customers to monitor vehicle and driver performance for optimal operational efficiency.

DAF delivered the first zero emissions XD and XF Electric vehicles, which feature driving ranges up to 300 miles on a single charge. DAF dealers supply best-in-class PACCAR chargers to support customers transitioning to electric vehicles.

DAF achieved a market share of 14.4 percent in the 16+ tonne segment, with market leadership in the United Kingdom and the Netherlands. DAF is the largest import brand in the heavy-duty tractor segment in Germany and France.



DAF earned the *"Fleet Manufacturer of the Year"* award at the 2024 U.K. Fleet News Awards in recognition of DAF's outstanding product and service offerings for fleet and transport managers. The versatile DAF XD and LF distribution trucks were honored as *"Best Rigid Trucks."* The DAF XD earned *"Irish Fleet Truck of the Year 2025"* in the tractor category at the Irish Fleet Transportation Awards. The DAF XB distribution truck was honored *"TOP Light Truck"* by the leading *Transport a Logistika* magazine in the Czech Republic and Slovakia.

The modern DAF cab and axle factory in Westerlo, Belgium was awarded *"Factory of the Future"* by the Belgian technology federation Agoria as the leading example of innovation, quality and efficiency.

DAF introduced its Plug & Play body builder program for its single- and double-drive vocational and construction vehicles. The Plug & Play program is a collaboration with leading body builders in Europe to optimize the specification, ordering and body-building process for rigid trucks.

PACCAR Parts celebrated 30 years of the TRP all-makes aftermarket parts program, consisting of over 87,000 truck, bus and trailer parts and supported by DAF's worldwide dealer network. PACCAR Parts opened a new Parts Distribution Center in Massbach, Germany, which will enhance customer service in Europe.

DAF dealers opened 39 TRP stores in Europe and South America, increasing the total to 146 in Europe, Asia, Africa and South America. DAF's global dealer network opened 56 new locations throughout Europe, South America, Africa and Oceania, expanding the worldwide network to over 1,140 locations.

Since the start of truck production in 1949, DAF has grown to become the premier manufacturer of heavy-duty commercial vehicles in Europe. The flagship DAF XG⁺ builds on DAF's 75-year legacy of quality and innovation by delivering state-of-the-art technology, industry leading efficiency and superior driver comfort.

Peterbilt achieved a record 15.3 percent Class 8 market share in 2024, driven by strong demand for vocational vehicles. Peterbilt produced the 800,000th truck from its Denton, Texas factory.

Peterbilt increased its Class 8 market share to a record 15.3 percent in 2024 and achieved 9.0 percent of the medium-duty market. Peterbilt earned a 21.2 percent share in the vocational/refuse segment, with the versatile Model 520 achieving 33.1 percent of the Low Cab Forward market.

Peterbilt commenced production of the new Model 589 in 2024 and delivered over 6,100 Model 589 vehicles to customers. The Model 589 features a spacious 2.1-meter cab combined with traditional Peterbilt styling, advanced technology and best-in-class driver comfort, and is the successor of the iconic Model 389. Peterbilt donated the final Model 389 produced at an event that generated over $1.5 million for Truckers Against Trafficking and Wreaths Across America.



Peterbilt introduced two new vehicle configurations for the car carrier market, the Model 567 UltraLow Roof day cab and the Model 589 UltraLow Roof 58-inch sleeper. Both models have the lowest roof height in the industry and feature PACCAR MX-13 and MX-11 engines and the PACCAR TX-12 transmission to deliver optimal performance. Peterbilt also launched the vocational PACCAR TX-12 Pro transmission in the Models 567 and 579.

Peterbilt introduced a low emissions version of the PACCAR MX-13 engine. This engine combines a proven diesel platform with next-generation technology to meet stringent emissions requirements in California.

Peterbilt enhanced its *SmartLINQ* telematics system in 2024, delivering faster over-the-air software updates and advanced diagnostics that utilize connected truck data to enhance customer uptime.

The Peterbilt dealer network invested a record $271 million in 2024 and grew to 432 locations. 163 of these locations are designated Platinum Service Centers, which offer expanded service capacity and driver amenities. Dealers increased the mobile service network to over 1,000 vehicles that deliver exceptional repair and maintenance services to customers on the road or at their own locations.

The Peterbilt Technician Institute (PTI) graduated 135 technicians in 2024 and added a fourth training location in Denver, Colorado.

The Peterbilt Denton factory received a 2024 Environment + Energy Leader Award in recognition of its dedication to environmental initiatives and energy management. Peterbilt was named a *"Top Company for Women to Work for in Transportation"* for the seventh year in a row and was recognized by Military Friendly Companies for its support of veterans and active service members.

The new Peterbilt Model 589 inherits the iconic legacy of Peterbilt's traditionally styled trucks. The Model 589 provides drivers with modern amenities and ergonomics, and is available in day cab and sleeper cab configurations with a wide range of fuel-efficient diesel engines.

PACCAR Australia is the leader in the heavy-duty market, achieving 25.5 percent market share. PACCAR Australia's Kenworth and DAF vehicles are renowned in Australia for their reliability and durability in the most challenging operating conditions.

PACCAR Australia produced 4,500 Kenworth and DAF trucks at its Bayswater production facility in 2024. Kenworth is the preeminent Class 8 truck brand in Australia, with market leadership for 23 consecutive years. DAF launched the premium New Generation XG and XG+ in the Australian market.

PACCAR Parts Australia earned record revenue, supported by the strength of its Fleet Services program. The TRP all-makes aftermarket business expanded to 22 locations, ensuring customers have excellent access to quality parts and services.

PACCAR Financial Australia achieved a record loan and lease portfolio of A$2.3 billion and record new business volume, reflecting strong growth of its tailored financial solutions. PacLease Australia delivers outstanding full-service lease, rental and contract maintenance services and is the leading Class 8 leasing company in Australia.

The PACCAR Australia dealer network grew to 101 locations in Australia, New Zealand and Papua New Guinea and dealers invested a record A$98 million in their facilities in 2024.



Kenworth and DAF trucks have earned a reputation in Australia for their outstanding reliability and durability, thriving in rugged operating conditions. The DAF XF 530 FTT, powered by the robust PACCAR MX-13 engine, delivers exceptional performance and efficiency for Australia's demanding transport industry.

PACCAR Mexico continued its market leadership with Kenworth and DAF brands, achieving a Class 8 market share of 35.2 percent. PACCAR Mexico celebrated 65 years of production in Mexicali and has manufactured 392,000 vehicles since its founding in 1959.

PACCAR Mexico manufactures a broad range of Kenworth and Peterbilt Class 5-8 vehicles for North, Central and South America in its state-of-the-art production facilities spanning 660,000 square feet in Mexicali, Mexico. PACCAR Mexico announced a major capital investment in its Mexicali facility to enhance production of diesel and electric vehicles.

PACCAR Mexico achieved record production of 20,500 vehicles in 2024, including the export of over 6,400 Kenworth and Peterbilt trucks to the U.S. and Canadian markets. PACCAR Mexico commenced sales of DAF XF, CF and XB cabover vehicles to complement Kenworth's conventional trucks, providing customers with an expanded premium product offering.

PACCAR Parts Mexico achieved outstanding growth in 2024 and delivered the fourth consecutive year of record revenue. PACCAR Financial Mexico and PacLease Mexicana financed over 52 percent of Kenworth and DAF truck retail sales in Mexico. The Kenworth and DAF dealer network in Mexico has invested more than $110 million over the past five years to enhance customer service. The 153 dealer locations and 1,225 service bays provide the most extensive parts and service network in the country.



PACCAR Mexico has produced the most iconic and durable trucks in Mexico for over 65 years. The Kenworth W990's world-class design seamlessly blends power and luxury.

Leyland Trucks celebrated 30 years of market leadership in the United Kingdom. Leyland delivered 14,000 DAF vehicles to customers in Europe, Asia, Australia, the Americas and the Middle East.

Leyland produces the complete range of DAF vehicles for right- and left-hand drive markets in its advanced 710,000 square-foot manufacturing facility. The state-of-the-art production system incorporates automated guided vehicles, a robotic chassis paint facility and sophisticated chassis alignment technologies. Leyland has produced 389,000 DAF vehicles for customers around the world since becoming a PACCAR company in 1998.

DAF is the market leader in the U.K., achieving a 28 percent market share. DAF earned the *"Fleet Manufacturer of the Year"* award at the prestigious U.K. Fleet News Awards.

DAF expanded its popular XD range to include a new 6.7-litre PACCAR PX-7 powertrain that is optimized for load-sensitive vocational applications. The PACCAR Body range, including box bodies, curtainside bodies and tail-lifts, is available on the XD vehicle, offering customers a one-stop, comprehensive solution to meet their transportation needs.

Leyland Trucks' Helping Hand charity celebrated its 30-year anniversary in 2024, donating over £1 million to local communities.



Leyland manufactures the full DAF product range of LF, CF, XB, XD, XF, XG and XG⁺ models for right- and left-hand drive markets. The DAF XB with PX-7 driveline delivers outstanding performance in a variety of weight-sensitive urban and vocational applications.

PACCAR sells DAF, Kenworth and Peterbilt trucks and parts to customers in 95 countries on six continents. PACCAR produced a record 10,600 trucks in Brasil and expanded its business in Latin America, Oceania and the Middle East in 2024.

DAF Brasil produced a record 10,600 trucks in 2024 and achieved 9.9 percent market share in the 16+ tonne segment. DAF Brasil has over 42,000 trucks in service throughout the country. DAF Brasil introduced new vehicles designed for the mining, logging and construction industries at FENATRAN, the largest truck show in South America. DAF dealers in Brasil invested a record $45 million in 2024.

PACCAR expanded its business in Latin America and continued its leadership in the Colombian market, with combined Kenworth and DAF market share of 21 percent. DAF sold more than 4,800 trucks outside Brasil and the EU in 2024, doubling sales in Jordan and the UAE markets and increasing market share in New Zealand.

PACCAR sold over 3,000 PACCAR MX and PX engines to leading manufacturers of coaches, buses and specialty vehicles worldwide. DAF introduced a dedicated DAF XB chassis and powertrain for mid-size coaches in the U.K., Ireland and the UAE. The new DAF XD cab and updated PACCAR MX-11 and MX-13 engines have been introduced for specialty all-wheel drive vehicle manufacturers. The PACCAR India Technical Center provides information technology, engineering and purchasing expertise to PACCAR operations worldwide.



The DAF assembly facility in Taiwan builds the full range of DAF models. DAF Brasil has produced over 42,000 trucks as it celebrates eleven years of operation. PACCAR engineering teams in India support the PACCAR truck divisions around the world. PACCAR engines power buses throughout Europe and Asia.

PACCAR Parts earned a record pre-tax profit of $1.71 billion and record worldwide revenue of $6.67 billion in 2024. PACCAR Parts delivered 3.2 million parts shipments to over 2,300 DAF, Kenworth, Peterbilt and TRP locations.

PACCAR Parts provides industry leading aftermarket transportation solutions to increase customer uptime. PACCAR Parts operates 20 Distribution Centers (PDCs) that deliver excellent part availability. PACCAR Parts opened new PDCs in Massbach, Germany and Bogotá, Colombia, which increased PACCAR's global distribution capacity to more than 3.9 million square feet. The new PDCs utilize leading technologies and innovations, including voice-directed material handling and sophisticated scanning equipment, to ensure best-in-class parts delivery.

The PACCAR Parts 365 Customer Center and Fleet Services program provide exceptional customer assistance to 2,700 commercial fleets operating 1.6 million vehicles. PACCAR Parts data analytics tools utilize connected truck data and machine learning to enhance part availability and optimize dealer inventory. The PACCAR Parts global e-commerce program offers 24/7 access to 1.7 million aftermarket parts. PACCAR Parts sold over 450 electric vehicle chargers to partner with the operational and environmental goals of customers.

The TRP aftermarket parts brand celebrated 30 years and expanded to a record 353 locations in 45 countries.



The Massbach, Germany PDC opened in late 2024. The PACCAR Parts network of PDCs delivers best-in-class customer service and availability through timely delivery of shipments. TRP aftermarket parts expanded to 353 global retail locations.

PACCAR MX engines are installed in DAF 16+ tonne vehicles and Kenworth and Peterbilt Class 8 vehicles in North America. PACCAR began construction of an MX engine remanufacturing facility in Columbus, Mississippi in 2024.

PACCAR is a premier diesel engine manufacturer, with over 800,000 square feet of production facilities in Columbus, Mississippi, Eindhoven, the Netherlands and Ponta Grossa, Brasil. PACCAR has two world-class research and development centers operating 47 advanced engine test cells and a climatic chassis dynamometer to enhance engine and powertrain design.

PACCAR's MX-11 and MX-13 engines provide customers with excellent fuel economy and superior durability. PACCAR has delivered over two million PACCAR MX engines, with the Columbus engine facility manufacturing over 370,000 engines since opening in 2010. PACCAR enhanced its MX engines in 2024 to contribute to a three percent fuel efficiency increase in DAF XD, XF, XG and XG+ products.

PACCAR commenced construction of an engine remanufacturing facility in Columbus, Mississippi. The facility, set to open in 2026, will remanufacture PACCAR MX engines to like-new condition.

PACCAR introduced the PACCAR TX-12 PRO automated transmission designed for vocational applications. The PACCAR TX-12 PRO offers robust features such as off-highway calibration and improved maneuverability.



PACCAR engine factories are technology leaders in commercial vehicle powertrain production. PACCAR Powertrains are installed in DAF, Kenworth and Peterbilt vehicles worldwide, where they have earned a reputation for superior reliability, durability and operating efficiency.

PACCAR Financial Services (PFS) supports the sale of PACCAR trucks worldwide. PFS earned pre-tax profits of $436 million and achieved retail market share of 25.0 percent in 2024.

The PFS portfolio is comprised of 237,000 trucks and trailers, with record total assets of $22.4 billion. PACCAR's excellent balance sheet, complemented by its industry leading A+/A1 credit rating, enabled PFS to issue $3.6 billion in medium-term notes in 2024 ranging from two- to ten-year durations. PFS supports the sale of Kenworth, Peterbilt and DAF trucks in 26 countries on four continents. PFS sold 18,600 pre-owned PACCAR trucks worldwide in 2024 by leveraging its network of 13 used truck centers.

PACCAR Financial Corp. (PFC) financed 79 percent of dealers' new truck inventory and 18.6 percent of Kenworth and Peterbilt Class 8 trucks sold in the U.S. and Canada. PFC leverages advancements in artificial intelligence (AI) and predictive analytics to enhance the customer experience and maintain excellent portfolio performance.

PACCAR Financial Brasil supports the growth of DAF Brasil and provided retail financing for 46 percent of new DAF trucks sold in Brasil in 2024. PACCAR Financial Europe has $4.1 billion in assets and offers a broad array of financial services to DAF dealers and customers in 18 European countries.



PACCAR Financial facilitates the sale of premium quality new and used PACCAR vehicles worldwide by offering a full range of financial products and utilizing technology to streamline financing and leasing for dealers and customers.

PACCAR Leasing (PacLease) achieved its 35th consecutive year of profitability with a worldwide fleet of 40,800 Kenworth, Peterbilt and DAF vehicles.

PacLease offers premium Kenworth, Peterbilt and DAF vehicles for full-service lease and rental customers. PacLease is an industry leader in providing innovative and complete transportation solutions to fleet customers. PacLease delivered over 7,650 Kenworth, Peterbilt and DAF vehicles in North America, Europe and Australia in 2024 and expanded its global network to a record 665 locations.

PacLease delivered its 8,800th vehicle equipped with the PACCAR Integrated Powertrain, which combines the fuel efficiency and performance of the PACCAR MX engine and the durability of the PACCAR Transmission. PACCAR MX engines power over 44 percent of the new PacLease Class 8 trucks purchased in 2024.

PacLease launched the innovative online Franchise Portal in 2024. The Franchise Portal offers a streamlined truck ordering process, fleet prognostic information and a suite of real-time reports to enhance operational efficiency.

PacLease Mexico, the largest Class 8 full-service lease provider in Mexico with a fleet of 7,400 trucks and trailers, added their first DAF XF trucks to the PacLease fleet. PacLease Europe operates a fleet of over 2,350 DAF trucks and trailers. PacLease Australia provides the largest network coverage in the country with 27 locations.

The Women in Trucking Association recognized PacLease as a *"Top Company for Women to Work for in Transportation"* for the second consecutive year.



PacLease provides its customers with innovative transportation solutions and premium quality PACCAR vehicles. PacLease offers new Peterbilt, Kenworth and DAF trucks with PACCAR engines and powertrains.

PACCAR Technical Centers' world-class engineering, analysis and validation capabilities accelerate the deployment of advanced technologies such as electric, autonomous and connected vehicles.

PACCAR's Technical Centers in Europe, North America and India provide technical leadership in product development, validation and innovation. Engineers, scientists and technicians with expertise in powertrain and vehicle development accelerate the launch of new technologically advanced products.

The Technical Center in Mount Vernon, Washington is leading the U.S. Department of Energy *SuperTruck 3* program. The five-year, $68.4 million program will advance fleet electrification through development of battery-electric medium- and heavy-duty trucks and charging infrastructure.

Technical Center computer simulation tools, laboratories and test tracks are used to develop and validate emerging technologies for PACCAR vehicles, including hydrogen fuel cell and electric powertrains, diesel and hydrogen combustion engines, autonomous driving, and connectivity to other road users. The Technical Centers lead PACCAR's advanced engineering effort in the development of battery cells and battery packs. Data analytics tools based on machine learning provide faster response times and proactively recommend maintenance schedules to enhance the daily performance of PACCAR vehicles.



PACCAR Technical Centers in Eindhoven, the Netherlands, Silicon Valley, California, Mount Vernon, Washington and Pune, India advance the quality and competitiveness of PACCAR products worldwide.

PACCAR's Information Technology Division (ITD) is an industry leader in innovative digital technologies that enhance the quality of PACCAR business processes and products. These technologies systematically connect PACCAR with its customers, dealers and suppliers.

PACCAR's connected services platform, *PACCAR Connect*, transmits real-time over-the-air vehicle updates to optimize performance and maximize uptime. PACCAR ITD enhanced *PACCAR Connect* in 2024 with a streamlined remote update process that enables dealers and customers to access vehicle performance analytics from a centralized online location.

PACCAR embraces emerging technologies including the adoption and advancement of generative artificial intelligence (AI). ITD has established a robust system and governance infrastructure to support these efforts, which include AI-powered engine diagnostics reports to support technicians and site-specific design analyses to improve engineering efficiency and customization.

PACCAR Financial leverages advancements in AI and predictive analytics to enhance customers' e-commerce experience and PACCAR Financial's excellent portfolio performance. PACCAR Financial transformed its online applications for the U.S. and Canada market to accelerate the delivery of digital services to customers.



PACCAR is a leader in applied technology including: Customer Technology Center; augmented reality training guides use a full-scale hologram; connected truck services increase uptime and productivity; and e-commerce platforms enhance the customer experience.

The PACCAR Foundation has contributed $250 million to educational, social services and arts organizations since 1951.

PACCAR's philanthropy reflects its support of charitable institutions in many countries. PACCAR donates generously to education, the arts and social services in locations in which its employees work and live worldwide.

PACCAR's philanthropy recognizes that education is the key to providing people an opportunity to improve their livelihood. The PACCAR Foundation funds university scholarships and professorships in science, business and humanities, as well as supports the construction of world-class facilities for students and faculty. PACCAR supports many institutions, including the Whitworth University, University of Leuven (Belgium), Mississippi State University and independent college organizations.

PACCAR's philanthropy is focused on health and social well-being, supporting organizations such as Fred Hutchinson Cancer Research, the Baylor Health Care System and the Cystic Fibrosis Foundation. PACCAR employees contribute their time and resources as volunteers and fundraisers for organizations worldwide.

PACCAR contributes generously to nonprofit organizations that promote strong local communities, including UNCF, YWCA, Landesa, Cristo Rey Jesuit Seattle High School, The Lighthouse for the Blind, Habitat for Humanity, Page Ahead Children's Literacy and United Way.



PACCAR Philanthropy supports institutions in many locales: PACCAR Environmental Technology Building, Washington State University; Swedish Hospital Mobile Mammography Truck in Seattle, Washington; PACCAR Hall, University of Washington; Central Library, KU Leuven, in Leuven, Belgium.

PACCAR is an environmental leader, investing in and delivering technologically advanced trucks and powertrains, operating resource efficient factories and responsibly managing its supply chain to further its sustainability goals.

PACCAR earned an "A-" rating from CDP in 2024, placing it in the Leadership tier of over 24,000 reporting companies, and has earned an "A" or "A-" rating for the past ten years.

PACCAR is internationally recognized for its innovative vehicles utilizing state-of-the-art clean diesel, hybrid, battery-electric, hydrogen fuel cell and hydrogen combustion powertrains. Kenworth, Peterbilt and DAF lead the industry with their battery-electric truck models and are increasing production of zero emissions trucks to meet customer demand. PACCAR is a partner in a $3 billion joint venture, Amplify Cell Technologies, to produce commercial vehicle battery cells in the United States. Amplify broke ground on an energy efficient, two million square-foot factory in Marshall County, Mississippi in 2024.

PACCAR is an environmental leader in its factory operations throughout the world, with all manufacturing locations being ISO 14001 environmental management system certified and over 80 percent achieving zero-waste-to-landfill. PACCAR's Tier 1 supply chain management benefits the environment by shortening inbound supply lines and utilizing suppliers in countries with strong environmental practices.



PACCAR invests in state-of-the-art solar power technologies in its facilities. PACCAR's next generation vehicle and powertrain projects include battery-electric trucks, a U.S. commercial vehicle battery manufacturing factory and the cutting edge *SuperTruck 2*.

**U.S. AND CANADA
CLASS 8 MARKET SHARE**



trucks (000)   *retail sales*

- ■ *Total U.S. and Canada Class 8 Units*

- ○ *PACCAR Market Share (percent)*

**WESTERN AND CENTRAL EUROPE
16+ TONNE MARKET SHARE**



trucks (000)   *registrations*

- ■ *Total Western and Central Europe
  16+ Tonne Units*

- ○ *PACCAR Market Share (percent)*

TOTAL ASSETS

billions of dollars



- ■ *Truck, Parts and Other*

- ■ *Financial Services*

GEOGRAPHIC REVENUE

billions of dollars



- ■ *United States*

- ■ *Rest of World*

The following line graph compares the yearly percentage change in the cumulative total stockholder return on the Company's common stock, to the cumulative total return of the Standard & Poor's Composite 500 Stock Index and the return of the industry peer group of companies identified below (the "Peer Group Index") for the last five fiscal years ended December 31, 2024. The Peer Group Index includes AGCO Corporation, Caterpillar Inc., Cummins Inc., Daimler Truck Holdings AG (effective January 1, 2022), Deere & Company, Eaton Corporation, Iveco Group N.V. (effective January 1, 2022), Oshkosh Corporation, TRATON SE (effective January 1, 2021), Navistar International Corporation (from 2019 through 2020), Terex Corporation and AB Volvo. Standard & Poor's has calculated a return for each company in the Peer Group Index weighted according to its respective capitalization at the beginning of each period with dividends reinvested on a monthly basis. Management believes that the identified companies and methodology used in the graph for the Peer Group Index provide a better comparison than other indices available. The comparison assumes that $100 was invested December 31, 2019, in the Company's common stock and in the stated indices and assumes reinvestment of dividends.



	2019	2020	2021	2022	2023	2024
PACCAR Inc	100	111.74	118.03	138.09	214.05	237.19
S&P 500 Index	100	118.40	152.39	124.79	157.59	197.02
Peer Group Index	100	133.64	162.88	177.56	214.49	260.91

OVERVIEW:

PACCAR is a global technology company whose Truck segment includes the design and manufacture of high-quality light-, medium- and heavy-duty commercial trucks. In the U.S. and Canada, trucks are sold under the Kenworth and Peterbilt nameplates, in Europe, under the DAF nameplate and in Mexico, Australia and South America, under the Kenworth and DAF nameplates. The Parts segment includes the distribution of aftermarket parts for trucks and related commercial vehicles. The Company's Financial Services segment derives its earnings primarily from financing or leasing PACCAR products in North America, Europe, Australia and South America. The Company's Other business included the manufacturing and marketing of industrial winches through October 31, 2024, when PACCAR sold its industrial winch business.

2024 Financial Highlights
- Worldwide net sales and revenues were $33.66 billion in 2024 compared to $35.13 billion in 2023, primarily due to lower truck revenues, partially offset by higher parts and financial services revenues.
- Truck sales were $24.84 billion in 2024 compared to $26.85 billion in 2023 from lower revenues in Europe and the U.S. and Canada.
- Parts sales were $6.67 billion in 2024 compared to $6.41 billion in 2023, reflecting higher price realization in all markets.
- Financial Services revenues were $2.10 billion in 2024 compared to $1.81 billion in 2023, primarily due to portfolio growth and higher portfolio yields.
- In 2024, PACCAR earned net income for the 86th consecutive year. Net income was $4.16 billion ($7.90 per diluted share) in 2024 compared to $4.60 billion ($8.76 per diluted share) in 2023.
- After-tax return on beginning equity (ROE) was 26.2% in 2024 compared to 34.9% in 2023. Equity increased 10.3% from $15.88 billion in 2023 to a record $17.51 billion in 2024.
- Capital investments were $795.8 million in 2024 compared to $698.3 million in 2023.
- Research and development (R&D) expenses were $452.9 million in 2024 compared to $410.9 million in 2023.

PACCAR opened its new, 240,000 square-foot Parts Distribution Center (PDC) in Massbach, Germany, in November 2024. This PDC supports DAF's growth in Germany, Europe's largest truck market, by enhancing parts delivery to dealers and customers.

The PACCAR Financial Services (PFS) group of companies has operations covering four continents and 26 countries. The global breadth of PFS and its rigorous credit application process support a portfolio of loans and leases with total assets of $22.41 billion. PFS issued $3.65 billion in medium-term notes during 2024 to support new business volume and repay maturing debt.

Truck Outlook
Truck industry heavy-duty retail sales in the U.S. and Canada in 2025 are expected to be 250,000 to 280,000 units compared to 268,100 in 2024. In Europe, the 2025 truck industry registrations for over 16-tonne vehicles are expected to be 270,000 to 300,000 units compared to 316,100 in 2024. In South America, heavy-duty truck industry registrations in 2025 are projected to be 115,000 to 125,000 compared to 119,000 in 2024.

Parts Outlook
In 2025, PACCAR Parts sales are expected to increase 2-4% compared to 2024, depending on the economic conditions.

Financial Services Outlook
In 2025, average earning assets are expected to be comparable to 2024. The used truck market has normalized in North America, but remains soft in Europe. If freight transportation conditions decline due to a weaker economy, then past due accounts, truck repossessions and credit losses would likely increase from the current levels and new business volume would likely decline.

Capital Investments and R&D Outlook
PACCAR's excellent long-term profits, strong balance sheet and consistent focus on quality have enabled the Company to invest $8.6 billion in new and expanded facilities, innovative products and new technologies during the past decade. Capital investments in 2025 are expected to be $700 to $800 million, and R&D is expected to be $460 to $500 million. PACCAR is investing in its truck factories, including expansions at Kenworth Chillicothe, Ohio, PACCAR Mexico, and the DAF truck assembly plant in Eindhoven, Netherlands. Investments in PACCAR's global engine business include additional manufacturing and remanufacturing capacity. In addition to the capital and R&D investments, the Company expects to invest another $400 to $700 million in its battery joint venture, Amplify Cell Technologies.

See the Forward-Looking Statements section of Management's Discussion and Analysis for factors that may affect these outlooks.

RESULTS OF OPERATIONS:
The Company's results of operations for the years ended December 31, 2024 and 2023 are presented below. For information on the year ended December 31, 2022, refer to Part II, Item 7 in the 2023 Annual Report on Form 10-K.

($ in millions, except per share amounts)

Year Ended December 31,	2024	2023
Net sales and revenues:		
Truck	$ 24,838.4	$ 26,846.4
Parts	6,666.4	6,414.4
Other	59.5	54.7
Truck, Parts and Other	31,564.3	33,315.5
Financial Services	2,099.5	1,811.9
	$ 33,663.8	$ 35,127.4
Income before income taxes:		
Truck	$ 2,852.6	$ 3,799.9
Parts	1,704.5	1,702.6
Other*	13.5	(616.8)
Truck, Parts and Other	4,570.6	4,885.7
Financial Services	435.6	540.3
Investment income	394.7	292.2
Income taxes	(1,238.9)	(1,117.4)
Net Income	$ 4,162.0	$ 4,600.8
Diluted earnings per share	$ 7.90	$ 8.76
After-tax return on revenues	12.4%	13.1%

*   In 2023, Other includes a $600.0 million non-recurring charge related to civil litigation in Europe (EC-related claims) in the first quarter 2023. In 2024, Other includes a $14.0 million gain on sale of the winch business.

The following provides an analysis of the results of operations for the Company's three reportable segments - Truck, Parts and Financial Services. Where possible, the Company has quantified the impact of factors identified in the following discussion and analysis. In cases where it is not possible to quantify the impact of factors, the Company lists them in estimated order of importance. Factors for which the Company is unable to specifically quantify the impact include market demand, fuel prices, freight tonnage and economic conditions affecting the Company's results of operations.

2024 Compared to 2023:

Truck
The Company's Truck segment accounted for 74% of revenues in 2024 compared to 77% in 2023.

The Company's new truck deliveries are summarized below:

Year Ended December 31,	**2024**	2023	% CHANGE
U.S. and Canada	**106,400**	109,100	(2)
Europe	**45,400**	63,200	(28)
Mexico, South America, Australia and other	**33,500**	31,900	5
Total units	**185,300**	204,200	(9)

Worldwide new truck deliveries decreased in 2024 compared to 2023, primarily due to lower deliveries in Europe.

Market share data discussed below is provided by third-party sources and is measured by either retail sales or registrations for the Company's dealer network as a percentage of total retail sales or registrations depending on the geographic market. In the U.S. and Canada, market share is based on retail sales. In Europe, market share is based primarily on registrations.

In 2024, industry retail sales in the heavy-duty market in the U.S. and Canada decreased to 268,100 units from 297,000 units in 2023. The Company's heavy-duty truck retail market share was 30.7% in 2024 compared to 29.5% in 2023. The medium-duty market was 110,400 units in 2024 compared to 105,300 units in 2023. The Company's medium-duty market share was 18.0% in 2024 compared to 14.5% in 2023.

The over 16-tonne truck market in Europe in 2024 decreased to 316,100 units from 343,300 units in 2023, and DAF's market share was 14.4% in 2024 compared to 15.6% in 2023. The 6 to 16-tonne market was 50,900 units in 2024 and 46,800 units in 2023. DAF's market share in the 6 to 16-tonne market in 2024 was 9.5% compared to 9.1% in 2023.

The over 16-tonne truck market in Brasil in 2024 increased to 97,700 units from 82,100 units in 2023, and DAF Brasil's market share was 9.9% in 2024 compared to 10.2% in 2023.

The Company's worldwide truck net sales and revenues are summarized below:

($ in millions) *Year Ended December 31,*	**2024**	2023	% CHANGE
Truck net sales and revenues:			
U.S. and Canada	**$ 15,386.1**	$ 15,898.5	(3)
Europe	**4,998.2**	6,871.3	(27)
Mexico, South America, Australia and other	**4,454.1**	4,076.6	9
	$ 24,838.4	$ 26,846.4	(7)
Truck income before income taxes	**$ 2,852.6**	$ 3,799.9	(25)
Pre-tax return on revenues	**11.5%**	14.2%	

The Company's worldwide truck net sales and revenues decreased to $24.84 billion in 2024 from $26.85 billion in 2023 primarily due to lower truck deliveries in Europe. Truck segment income before income taxes and pre-tax return on revenues decreased primarily due to lower truck unit deliveries in Europe and the U.S. and Canada, partially offset by higher truck unit deliveries in Mexico and South America.

The major factors for the Truck segment changes in net sales and revenues, cost of sales and revenues and gross margin between 2024 and 2023 are as follows:

($ in millions)	NET SALES AND REVENUES	COST OF SALES AND REVENUES	GROSS MARGIN
2023	$ 26,846.4	$ 22,440.6	$ 4,405.8
(Decrease) increase			
Truck sales volume	(2,107.6)	(1,650.0)	(457.6)
Average truck sales prices	155.6		155.6
Average material, labor and other direct costs		557.1	(557.1)
Factory overhead and other indirect costs		18.6	(18.6)
Extended warranties, operating leases and other	61.5	106.3	(44.8)
Currency translation	(117.5)	(82.8)	(34.7)
Total decrease	(2,008.0)	(1,050.8)	(957.2)
2024	$ 24,838.4	$ 21,389.8	$ 3,448.6

- Truck sales volume decreased revenues by $2,107.6 million and costs by $1,650.0 million, primarily reflecting lower truck deliveries in Europe and the U.S. and Canada, partially offset by higher truck deliveries in Mexico and Brasil.
- Average truck sales prices increased sales by $155.6 million from modest price realization, primarily in the U.S. and Canada, Mexico and Australia.
- Average cost per truck increased cost of sales by $557.1 million, primarily reflecting higher raw material and labor costs, partially offset by lower warranty costs.
- Factory overhead and other indirect costs increased $18.6 million, primarily due to higher labor costs, primarily offset by lower utilities costs and factory supplies.
- Extended warranties, operating leases and other increased revenues by $61.5 million primarily due to higher volume of repair and maintenance (R&M) contracts, extended warranty and dealer support services. The increase in cost of sales by $106.3 million reflects higher costs from extended warranty, R&M contracts, dealer support services and lower used truck results.
- The currency translation effect on sales and cost of sales primarily reflects a decline in the value of the Brazilian real, Canadian dollar, Mexican peso and Australian dollar relative to the U.S. dollar, partially offset by the increase in value of the euro relative to the U.S. dollar.
- Truck gross margin was 13.9% in 2024 compared to 16.4% in 2023 due to the factors noted above.

Truck selling, general and administrative (SG&A) expenses in 2024 decreased to $254.2 million from $278.5 million in 2023. The decrease was primarily due to lower sales and marketing expenses and professional expenses. As a percentage of sales, Truck SG&A was 1.0% in 2024 and 1.0% in 2023.

Parts

The Company's Parts segment accounted for 20% of revenues in 2024 compared to 18% in 2023.

($ in millions)

Year Ended December 31,	2024	2023	% CHANGE
Parts net sales and revenues:			
U.S. and Canada	$ 4,547.5	$ 4,441.7	2
Europe	1,424.3	1,357.0	5
Mexico, South America, Australia and other	694.6	615.7	13
	$ 6,666.4	$ 6,414.4	4
Parts income before income taxes	$ 1,704.5	$ 1,702.6	
Pre-tax return on revenues	25.6%	26.5%	

The Company's worldwide parts net sales and revenues increased to $6.67 billion in 2024 from $6.41 billion in 2023 primarily due to higher sales in all markets.

The major factors for the Parts segment changes in net sales and revenues, cost of sales and revenues and gross margin between 2024 and 2023 are as follows:

($ in millions)	NET SALES AND REVENUES	COST OF SALES AND REVENUES	GROSS MARGIN
2023	$ 6,414.4	$ 4,369.6	$ 2,044.8
Increase (decrease)			
Aftermarket parts volume	89.8	81.2	8.6
Average aftermarket parts sales prices	161.6		161.6
Average aftermarket parts direct costs		143.9	(143.9)
Warehouse and other indirect costs		14.2	(14.2)
Currency translation	.6	(4.5)	5.1
Total increase	252.0	234.8	17.2
2024	$ 6,666.4	$ 4,604.4	$ 2,062.0

- Aftermarket parts sales volume increased by $89.8 million and related cost of sales increased by $81.2 million, primarily reflecting higher sales volume in all markets except the U.S. and Canada.
- Average aftermarket parts sales prices increased sales by $161.6 million, primarily due to price realization in Europe and the U.S. and Canada.
- Average aftermarket parts direct costs increased $143.9 million due to higher material costs, primarily in the U.S. and Europe, and higher delivery costs.
- Warehouse and other indirect costs increased $14.2 million primarily due to higher salaries and related expenses.
- The currency translation effect on sales and cost of sales primarily reflects a decrease in the value of the Brazilian real, Canadian dollar and Australian dollar relative to the U.S. dollar, partially offset by an increase in the value of the euro relative to the U.S. dollar.
- Parts gross margin was 30.9% in 2024 compared to 31.9% in 2023 due to the factors noted above.

Parts SG&A expense in 2024 increased to $246.4 million from $238.0 million in 2023. The increase was primarily due to higher salaries and related expenses, partially offset by lower sales and marketing costs. As a percentage of sales, Parts SG&A was 3.7% in 2024 and 3.7% in 2023.

Financial Services

The Company's Financial Services segment accounted for 6% of revenues in 2024 compared to 5% in 2023.

($ in millions) *Year Ended December 31,*	2024	2023	% CHANGE
New loan and lease volume:			
U.S. and Canada	$ 3,961.4	$ 3,662.3	8
Europe	1,325.1	1,586.6	(16)
Mexico, Australia, Brasil and other	2,213.3	1,956.4	13
	$ 7,499.8	$ 7,205.3	4
New loan and lease volume by product:			
Loans and finance leases	$ 6,585.2	$ 6,538.6	1
Equipment on operating lease	914.6	666.7	37
	$ 7,499.8	$ 7,205.3	4
New loan and lease unit volume:			
Loans and finance leases	46,600	47,200	(1)
Equipment on operating lease	7,750	7,200	8
	54,350	54,400	
Average earning assets:			
U.S. and Canada	$ 11,196.9	$ 9,478.5	18
Europe	4,182.9	4,465.9	(6)
Mexico, Australia, Brasil and other	4,514.9	3,596.5	26
	$ 19,894.7	$ 17,540.9	13
Average earning assets by product:			
Loans and finance leases	$ 13,735.6	$ 11,903.3	15
Dealer wholesale financing	3,988.2	3,100.2	29
Equipment on lease and other	2,170.9	2,537.4	(14)
	$ 19,894.7	$ 17,540.9	13
Revenues:			
U.S. and Canada	$ 894.2	$ 759.7	18
Europe	577.9	555.7	4
Mexico, Australia, Brasil and other	627.4	496.5	26
	$ 2,099.5	$ 1,811.9	16
Revenues by product:			
Loans and finance leases	$ 981.3	$ 766.3	28
Dealer wholesale financing	314.6	243.0	29
Equipment on lease and other	803.6	802.6	
	$ 2,099.5	$ 1,811.9	16
Income before income taxes	$ 435.6	$ 540.3	(19)

New loan and lease volume increased to a record $7.50 billion in 2024 from $7.21 billion in 2023. The increase in new loan and finance lease volume reflected higher finance market share of new PACCAR truck sales, primarily in the U.S. and Canada and Brasil. The increase in equipment on operating lease volume reflected higher market demand and a higher amount financed per truck in all major markets. The effect of currency translation decreased new loan and lease volume by $85.7 million, primarily due to a decrease in the value of the Brazilian real and Mexican peso relative to the U.S. dollar. PFS finance market share of new PACCAR truck sales was 25.0% in 2024 compared to 24.0% in 2023.

PFS revenues increased to $2.10 billion in 2024 from $1.81 billion in 2023. The increase was primarily driven by portfolio growth in all markets except Europe. The effects of currency translation decreased PFS revenues by $23.5 million in 2024, primarily due to a decrease in the value of foreign currencies relative to the U.S. dollar, primarily the Brazilian real and Mexican peso.

PFS income before income taxes decreased to $435.6 million in 2024 from $540.3 million in 2023, primarily due to lower operating lease margins, reflecting lower results on returned lease assets, partially offset by higher finance margins from a higher asset portfolio and higher portfolio yields. The effect of currency translation decreased PFS income before income taxes by $8.7 million in 2024, primarily due to a decrease in the value of the Brazilian real and Mexican peso relative to the U.S. dollar.

Included in Financial Services, Other assets on the Company's Consolidated Balance Sheets are used trucks held for sale, net of impairments, of $396.5 million at December 31, 2024 and $309.8 million at December 31, 2023. These trucks are primarily units returned from matured operating leases in the ordinary course of business, and also include trucks acquired from repossessions, through acquisitions of used trucks in trades related to new truck sales and trucks returned from residual value guarantees (RVGs).

The Company recognized losses on used trucks, excluding repossessions, of $59.0 million in 2024 compared to gains of $43.5 million in 2023, including $40.3 million of losses on multiple unit transactions in 2024 compared to $12.3 million in 2023. Used truck losses related to repossessions, which are recognized as credit losses, were $9.8 million in 2024 and $4.6 million in 2023.

The major factors for the changes in interest and fees, interest and other borrowing expenses and finance margin between 2024 and 2023 are outlined below:

($ in millions)	INTEREST AND FEES	INTEREST AND OTHER BORROWING EXPENSES	FINANCE MARGIN
2023	$ 1,009.3	$ 500.6	$ 508.7
Increase (decrease)			
Average finance receivables	208.9		208.9
Average debt balances		107.9	(107.9)
Yields	96.7		96.7
Borrowing rates		113.1	(113.1)
Currency translation and other	(19.0)	(10.8)	(8.2)
Total increase	286.6	210.2	76.4
2024	$ 1,295.9	$ 710.8	$ 585.1

- Average finance receivables increased $2.84 billion (excluding foreign exchange effects), increasing interest and fees by $208.9 million in 2024, primarily due to higher average loan, finance lease and dealer wholesale balances in the U.S. and Canada, Mexico and Brasil.
- Average debt balances increased $2.25 billion (excluding foreign exchange effects), increasing interest and other borrowing costs by $107.9 million in 2024, reflecting higher funding requirements for portfolio growth in loans, finance leases and dealer wholesale receivables.
- Higher portfolio yields (7.3% in 2024 compared to 6.7% in 2023) increased interest and fees by $96.7 million. The higher portfolio yields were primarily due to higher market rates in all markets except Brasil.
- Higher borrowing rates (4.7% in 2024 compared to 3.9% in 2023) increased interest and other borrowing expenses by $113.1 million and were primarily due to higher debt market rates in all markets except Brasil.
- The currency translation effects reflect a decrease in the value of foreign currencies relative to the U.S. dollar, primarily the Brazilian real and Mexican peso.

The following table summarizes operating lease, rental and other revenues and depreciation and other expenses:

($ in millions)

Year Ended December 31,		2024		2023
Operating lease and rental revenues	$	677.4	$	751.8
Used truck sales		95.1		23.0
Insurance, franchise and other revenues		31.1		27.8
Operating lease, rental and other revenues	$	803.6	$	802.6
Depreciation of operating lease equipment	$	544.7	$	488.6
Vehicle operating expenses		67.8		73.1
Cost of used truck sales		98.1		24.1
Insurance, franchise and other expenses		7.9		4.9
Depreciation and other expenses	$	718.5	$	590.7

The major factors for the changes in operating lease, rental and other revenues, depreciation and other expenses and lease margin between 2024 and 2023 are outlined below:

($ in millions)	OPERATING LEASE, RENTAL AND OTHER REVENUES		DEPRECIATION AND OTHER EXPENSES		LEASE MARGIN	
2023	$	802.6	$	590.7	$	211.9
Increase (decrease)						
Used truck sales		72.2		74.0		(1.8)
Results on returned lease assets				99.7		(99.7)
Average operating lease assets		(148.2)		(132.1)		(16.1)
Revenue and cost per asset		78.2		85.1		(6.9)
Currency translation and other		(1.2)		1.1		(2.3)
Total increase (decrease)		1.0		127.8		(126.8)
2024	$	803.6	$	718.5	$	85.1

- Higher sales volume, partially offset by lower market prices of used truck on trade, increased revenues by $72.2 million and related depreciation and other expenses by $74.0 million.
- Results on returned lease assets increased depreciation and other expenses by $99.7 million, primarily due to losses on sale of returned lease units in 2024 (compared to gains in 2023) and impairment on existing used truck inventories, mainly in Europe, as a result of lower used truck market values.
- Average operating lease assets decreased $365.9 million (excluding foreign exchange effects), which decreased revenues by $148.2 million and related depreciation and other expenses by $132.1 million.
- Revenue per asset increased $78.2 million primarily due to higher average truck values financed. Cost per asset increased $85.1 million due to higher depreciation and operating expenses, mainly in Europe.

Financial Services SG&A expense increased to $159.0 million in 2024 from $149.0 million in 2023. The increase was primarily due to higher salaries and related expenses and higher depreciation. As a percentage of average earning assets, Financial Services SG&A was .8% in 2024 and .8% in 2023.

The following table summarizes the provision for losses on receivables and net charge-offs:

($ in millions)	2024		2023	
	PROVISION FOR LOSSES ON RECEIVABLES	NET CHARGE-OFFS	PROVISION FOR LOSSES ON RECEIVABLES	NET CHARGE-OFFS
U.S. and Canada	$ 42.5	$ 29.4	$ 7.9	$ 8.6
Europe	16.8	15.8	4.4	2.9
Mexico, Australia, Brasil and other	16.3	8.3	19.0	11.8
	$ 75.6	$ 53.5	$ 31.3	$ 23.3

The provision for losses on receivables increased to $75.6 million in 2024 from $31.3 million in 2023, primarily driven by portfolio growth, an increase in the Company's 30+ past due accounts and higher charge-offs in the U.S. and Canada and Europe. The increased charge-offs in 2024 included three large fleet customers in the U.S. and Canada and two large fleet customers in Europe. The higher charge-offs in 2024 also reflected higher average loss severity in all markets from lower used truck market values.

The Company modifies loans and finance leases as a normal part of its Financial Services operations. The Company may modify loans and finance leases for commercial reasons or for credit reasons. Modifications for commercial reasons are changes to contract terms for customers that are not considered to be in financial difficulty. Insignificant delays are modifications extending terms up to three months for customers experiencing some short-term financial stress, but not considered to be in financial difficulty. Modifications for credit reasons are changes to contract terms for customers considered to be in financial difficulty. The Company's modifications typically result in granting more time to pay the contractual amounts owed and charging a fee and interest for the term of the modification. When considering whether to modify customer accounts for credit reasons, the Company evaluates the creditworthiness of the customers and modifies those accounts that the Company considers likely to perform under the modified terms.

The post-modification balances of accounts modified during the years ended December 31, 2024 and 2023 are summarized below:

($ in millions)	2024		2023	
	AMORTIZED COST BASIS	% OF TOTAL PORTFOLIO*	AMORTIZED COST BASIS	% OF TOTAL PORTFOLIO*
Commercial	$ 441.3	3.1%	$ 200.1	1.5%
Insignificant delay	223.0	1.5%	232.5	1.7%
Credit	330.2	2.3%	55.2	.4%
	$ 994.5	6.9%	$ 487.8	3.6%

* Amortized cost basis immediately after modification as a percentage of the year-end retail portfolio balance.

Modification activity increased to $994.5 million in 2024 from $487.8 million in 2023. The increase in modifications for commercial reasons primarily reflects higher volumes of refinancing. The decrease related to Insignificant delay

modifications reflects a decrease in customers requesting payment relief for up to three months, primarily in the U.S., partially offset by an increase in customers requesting payment relief for up to three months in Brasil. The increase in Credit modifications reflects higher volumes of contract modifications in the U.S. The higher Credit modification in the U.S. is mainly due to two large fleet customers that were granted a weighted average of five months term extension in 2024. These customers were not past due at the time of modification and at December 31, 2024.

The following table summarizes the Company's 30+ days past due accounts:

At December 31,	**2024**	2023
Percentage of retail loan and lease accounts 30+ days past due:		
U.S. and Canada	**1.2%**	.8%
Europe	**.8%**	.5%
Mexico, Australia, Brasil and other	**2.0%**	1.9%
Worldwide	**1.3%**	1.0%

Accounts 30+ days past due increased to 1.3% at December 31, 2024 from 1.0% at December 31, 2023. The increased percentage of past due accounts is primarily due to two large fleet customers in the U.S. and Canada and higher past due accounts in Brasil and Europe, partially offset by decreases in past due accounts in Australia. The Company continues to focus on maintaining low past due balances.

When the Company modifies a 30+ days past due account, the customer is then generally considered current under the revised contractual terms. The Company modified $40.7 million and $35.0 million of accounts worldwide during the fourth quarter of 2024 and the fourth quarter of 2023, respectively, which were 30+ days past due and became current at the time of modification. Had these accounts not been modified and continued to not make payments, the pro forma percentage of retail loan and lease accounts 30+ days past due would have been as follows:

At December 31,	**2024**	2023
Pro forma percentage of retail loan and lease accounts 30+ days past due:		
U.S. and Canada	**1.4%**	.8%
Europe	**.8%**	1.8%
Mexico, Australia, Brasil and other	**2.6%**	2.0%
Worldwide	**1.6%**	1.2%

The Company typically requires customers to pay current before granting modifications. The higher pro forma percentage of retail loan and lease accounts 30+ days past due in the U.S. and Canada at December 31, 2024 was primarily due to a modification with an insignificant term extension granted to one large fleet customer with additional collateral. The higher pro forma percentage of retail loan and lease accounts 30+ days past due in Mexico, Australia, Brasil and other was primarily due to accounts modified in Brasil.

A contract modification that improves the past due status reduces the probability of default. The effect of modifications is included in the Company's historical loss information used to determine the allowance for credit losses. Modifications of accounts in prior quarters that were more than 30 days past due at the time of modification are included in past dues if they were not performing under the modified terms at December 31, 2024 and 2023.

The Company's annualized pre-tax return on average total assets for Financial Services was 2.0% in 2024 compared to 2.9% in 2023, respectively.

Other
Included in Other is the Company's industrial winch manufacturing business through October 31, 2024, as well as sales, income and expenses not attributable to a reportable segment. Other also includes non-service cost components of pension expense and a portion of corporate expense. Other sales represent less than 1% of consolidated net sales and revenues for 2024 and 2023. Other SG&A decreased to $84.4 million in 2024 from $87.8 million in 2023, primarily due to a decrease in professional fees partially offset by higher salaries and related expenses.

Other income before tax was $13.5 million in 2024 compared to a loss of $616.8 million in 2023, primarily due to the EC-related charge in the first quarter 2023 which is discussed in Note L of the consolidated financial statements.

Investment income increased to $394.7 million in 2024 from $292.2 million in 2023, primarily due to higher average investment balances in all regions as well as higher investment yields due to higher market interest rates, primarily in the U.S. and Europe.

Income Taxes
In 2024, the effective tax rate was 22.9% compared to 19.5% in 2023. The lower effective tax rate in 2023 was primarily due to a $119.7 million discrete tax benefit for the release of a valuation allowance on deferred tax assets in Brasil. Also included in 2023 was the EC-related charge of $600.0 million, which lowered the effective tax rate in 2023.

($ in millions)

Year Ended December 31,	2024	2023
Domestic income before taxes	$ 3,525.1	$ 3,913.7
Foreign income before taxes	1,875.8	1,804.5
Total income before taxes	$ 5,400.9	$ 5,718.2
Domestic pre-tax return on revenues	18.5%	20.4%
Foreign pre-tax return on revenues	12.8%	11.3%
Total pre-tax return on revenues	16.0%	16.3%

In 2024, domestic income before income taxes and domestic pre-tax return on revenues decreased primarily due to lower Truck operation results. In 2024, foreign income before income taxes increased, as 2023 included the EC-related charge of $600.0 million, which also reduced foreign pre-tax return on revenues.

LIQUIDITY AND CAPITAL RESOURCES:

($ in millions)

At December 31,	2024	2023
Cash and cash equivalents	$ 7,060.8	$ 7,181.7
Marketable securities	2,778.8	1,822.6
	$ 9,839.6	$ 9,004.3

The Company's total cash and marketable securities at December 31, 2024 increased $835.3 million from the balances at December 31, 2023. Total cash and marketable securities are primarily intended to provide liquidity while preserving capital.

The change in cash and cash equivalents is summarized below:

($ in millions)

Year Ended December 31,	2024	2023
Operating activities:		
Net income	$ **4,162.0**	$ 4,600.8
Net income items not affecting cash	**939.5**	698.0
Pension contributions	**(40.8)**	(27.3)
Changes in operating assets and liabilities, net	**(419.8)**	(1,081.5)
Net cash provided by operating activities	**4,640.9**	4,190.0
Net cash used in investing activities	**(4,487.3)**	(2,871.0)
Net cash (used in) provided by financing activities	**(123.1)**	1,102.2
Effect of exchange rate changes on cash and cash equivalents	**(151.4)**	69.6
Net (decrease) increase in cash and cash equivalents	**(120.9)**	2,490.8
Cash and cash equivalents at beginning of period	**7,181.7**	4,690.9
Cash and cash equivalents at end of period	$ **7,060.8**	$ 7,181.7

Operating activities: Cash provided by operations increased by $450.9 million to $4.64 billion in 2024 from $4.19 billion in 2023. The increased operating cash flow reflects lower net income of $438.8 million, $241.5 million higher cash provided from net income items not affecting cash, primarily deferred income taxes and the provision for losses on financial services receivables, and lower cash usage from net changes in operating assets and liabilities of $661.7 million. The net changes in operating assets and liabilities are mainly due to higher cash provided by net changes in operating assets, primarily wholesale receivables on new trucks in the Financial Services segment of $787.7 million, trade and other receivables of $587.6 million and lower cash usage of $393.2 million for inventories, partially offset by decrease in accruals of $1,084.7 million, including the EC-related charge and product support liabilities.

Investing activities: Cash used in investing activities increased by $1.62 billion to $4.49 billion in 2024 from $2.87 billion in 2023. The increase in net cash used in investing activities primarily reflects increased purchases of marketable securities, net of proceeds from sales and maturities, of $801.9 million, a higher net increase in wholesale receivables on equipment of $483.0 million, increased acquisition of equipment on operating leases of $339.4 million and cash contributed to the battery manufacturing joint venture, Amplify Cell Technologies, of $207.6 million. Increased cash used in investing activities was partially offset by cash received from the sale of PACCAR Winch Inc.

Financing activities: Cash used in financing activities was $123.1 million in 2024 compared to cash provided by financing activities of $1.10 billion in 2023, reflecting higher cash dividends and lower net borrowing activity. The Company paid $2.29 billion in dividends in 2024 compared to $1.52 billion in 2023, primarily due to a higher year-end dividend paid in January 2024. Cash provided from net borrowing activities was $2.12 billion, $454.8 million lower than the cash provided by net borrowing activities of $2.57 billion in 2023.

The effect of exchange rate changes on cash decreased cash and cash equivalents by $151.4 million in 2024, reflecting a decrease in the value of foreign currencies relative to the U.S. dollar, primarily the euro, Mexican peso and Brazilian real. In 2023, an increase in the value of foreign currencies relative to the U.S. dollar, primarily the euro, Mexican peso and Australian dollar, increased cash and cash equivalents by $69.6 million.

The Company expects to continue paying dividends, although there is no assurance as to future dividends because they are dependent upon future earnings, capital requirements and financial conditions. Cash dividends declared for the last two years were as follows:

QUARTER		2024		2023
First	$	.27	$	.25
Second		.30		.25
Third		.30		.27
Fourth		.30		.27
Year-End Extra (paid in January of the following year)		3.00		3.20
Total dividends declared per share	$	4.17	$	4.24

Credit Lines and Other:
The Company has line of credit arrangements of $5.48 billion, of which $4.96 billion were unused at December 31, 2024. Included in these arrangements are $4.00 billion of committed bank facilities, of which $1.50 billion expires in June 2025, $1.25 billion expires in June 2027 and $1.25 billion expires in June 2029. The Company intends to extend or replace these credit facilities on or before expiration to maintain facilities of similar amounts and duration. These credit facilities are maintained primarily to provide backup liquidity for commercial paper borrowings and maturing medium-term notes. There were no borrowings under the committed bank facilities for the year ended December 31, 2024.

On December 4, 2018, PACCAR's Board of Directors approved the repurchase of up to $500.0 million of the Company's outstanding common stock without an expiration. The objective of the repurchase plan is to return value to PACCAR shareholders. As of December 31, 2024, the Company has repurchased $110.0 million of shares under this plan. There were no repurchases made under this plan during the year ended December 31, 2024.

Truck, Parts and Other
The Company provides funding for working capital, capital expenditures, R&D, dividends, stock repurchases and other business initiatives and commitments primarily from cash provided by operations. Management expects this method of funding to continue in the future.

Investments for manufacturing property, plant and equipment in 2024 were $787.3 million compared to $679.4 million in 2023. Over the past decade, the Company's combined investments in worldwide capital projects and R&D totaled $8.48 billion and have significantly increased the operating capacity and efficiency of its facilities and enhanced the quality and operating efficiency of the Company's premium products.

Capital investments in 2025 are expected to be $700 to $800 million, and R&D is expected to be $460 to $500 million. PACCAR is investing in its truck factories, including expansions at Kenworth Chillicothe, Ohio, PACCAR Mexico, and the DAF truck assembly plant in Eindhoven, Netherlands. Investments in PACCAR's global engine business include additional manufacturing and remanufacturing capacity. In addition to the capital and R&D investments, the Company expects to invest another $400 to $700 million in its battery joint venture, Amplify Cell Technologies.

Financial Services
The Company funds its financial services activities primarily from collections on existing finance receivables and borrowings in the capital markets. The primary sources of borrowings in the capital markets are commercial paper and medium-term notes issued in the public markets and, to a lesser extent, bank loans.

In November 2024, the Company's U.S. finance subsidiary, PACCAR Financial Corp. (PFC), filed a shelf registration under the Securities Act of 1933. The total amount of medium-term notes outstanding for PFC as of December 31, 2024 was $7.25 billion. The registration expires in November 2027 and does not limit the principal amount of debt securities that may be issued during that period.

As of December 31, 2024, the Company's European finance subsidiary, PACCAR Financial Europe, had €597.9 million available for issuance under a €2.50 billion medium-term note program listed on the Euro MTF Market of the Luxembourg Stock Exchange. This program renews annually and expires in July 2025.

In August 2021, PACCAR Financial Mexico registered a 10.00 billion Mexican peso program with the Comision Nacional Bancaria y de Valores to issue medium-term notes and commercial paper. The registration expires in August 2026 and limits the amount of commercial paper (up to one year) to 5.00 billion Mexican pesos. At December 31, 2024, 5.57 billion Mexican pesos were available for issuance.

In August 2018, the Company's Australian subsidiary, PACCAR Financial Pty. Ltd. (PFPL Australia), established a medium-term note program. The program does not limit the principal amount of debt securities that may be issued under the program. The total amount of medium-term notes outstanding for PFPL Australia as of December 31, 2024 was 700.0 million Australian dollars.

In May 2021, the Company's Canadian subsidiary, PACCAR Financial Ltd. (PFL Canada), established a medium-term note program. The program does not limit the principal amount of debt securities that may be issued under the program. There were no borrowings under this program as of December 31, 2024.

The Company's Brazilian subsidiary, Banco PACCAR S.A., established a lending program in December 2021 with the local development bank, Banco Nacional de Desenvolvimento Economico e Social (BNDES) for qualified customers to receive preferential conditions and generally market interest rates. This program is limited to 2.60 billion Brazilian reais and has 1.15 billion Brazilian reais outstanding as of December 31, 2024. The Brazilian subsidiary also established a Letra Financeira (LF) program in May 2024 and the program does not limit the principal amount of debt securities that may be issued under the program. A total of 500.0 million Brazilian reais medium-term notes were outstanding as of December 31, 2024.

The Company believes its cash balances and investments, collections on existing finance receivables, committed bank facilities, and current investment-grade credit ratings of A+/A1 will continue to provide it with sufficient resources and access to capital markets at competitive interest rates and therefore contribute to the Company maintaining its liquidity and financial stability. In the event of a decrease in the Company's credit ratings or a disruption in the financial markets, the Company may not be able to refinance its maturing debt in the financial markets. In such circumstances, the Company would be exposed to liquidity risk to the degree that the timing of debt maturities differs from the timing of receivable collections from customers. The Company believes its various sources of liquidity, including committed bank facilities, would continue to provide it with sufficient funding resources to service its maturing debt obligations.

Commitments
The following summarizes the Company's contractual cash commitments at December 31, 2024:

		MATURITY			
($ in millions)	WITHIN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS	TOTAL
Borrowings*	$ 8,359.6	$ 5,589.7	$ 1,647.4	$ 350.0	$ 15,946.7
Interest on debt**	408.8	440.8	108.3	73.9	1,031.8
Purchase obligations	128.0	184.3	138.3	90.6	541.2
Lease liabilities	21.0	32.9	14.7	13.0	81.6
Other obligations	81.9	5.8	.5	6.2	94.4
	$ 8,999.3	$ 6,253.5	$ 1,909.2	$ 533.7	$ 17,695.7

* Commercial paper included in borrowings is at par value.
** Interest on floating-rate debt is based on the applicable market rates at December 31, 2024.

Total cash commitments for borrowings and interest on term debt were $16.98 billion and were related to the Financial Services segment. As described in Note J of the consolidated financial statements, borrowings consist primarily of term notes and commercial paper issued by the Financial Services segment. The Company expects to fund its maturing Financial Services debt obligations principally from funds provided by collections from customers on loans and lease contracts, as well as from the proceeds of commercial paper and medium-term note borrowings. Purchase obligations are the Company's contractual commitments to acquire future production inventory and capital equipment. Other obligations primarily include commitments for commodities.

The Company's other commitments include the following at December 31, 2024:

($ in millions)	WITHIN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS	TOTAL
	COMMITMENT EXPIRATION				
Loan and lease commitments	$ 949.3				$ 949.3
Residual value guarantees	306.6	$ 237.9	$ 74.9	$ 12.8	632.2
Letters of credit	10.5		.2	13.0	23.7
	$ 1,266.4	$ 237.9	$ 75.1	$ 25.8	$ 1,605.2

Loan and lease commitments are for funding new retail loan and lease contracts. Residual value guarantees represent the Company's commitment to acquire trucks at a guaranteed value if the customer decides to return the truck at a specified date in the future.

IMPACT OF ENVIRONMENTAL MATTERS:

The Company, its competitors and industry in general are subject to various domestic and foreign requirements relating to the environment and greenhouse gases. The statutory and regulatory requirements governing greenhouse gas and non-greenhouse gas emissions are included in Item 1A, "Risk Factors – Emissions Requirements and Reduction Targets" in the Company's 2024 Form 10-K. The Company believes its policies, practices and procedures are designed to prevent unreasonable risk of environmental damage and that its handling, use and disposal of hazardous or toxic substances have been in accordance with environmental laws and regulations in effect at the time such use and disposal occurred.

The Company is involved in various stages of investigations and cleanup actions in different countries related to environmental matters. In certain of these matters, the Company has been designated as a "potentially responsible party" by domestic and foreign environmental agencies. The Company has accrued the estimated costs to investigate and complete cleanup actions where it is probable that the Company will incur such costs in the future. Expenditures related to environmental activities in the years ended December 31, 2024 and 2023 were $4.4 million and $3.0 million, respectively. While the timing and amount of the ultimate costs associated with future environmental cleanup cannot be determined, management expects that these matters will not have a significant effect on the Company's consolidated cash flow, liquidity or financial condition.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES:

This annual report includes "adjusted net income (non-GAAP)" and "adjusted net income per diluted shares (non-GAAP)", which are financial measures that are not in accordance with U.S. generally accepted accounting principles ("GAAP"), since they exclude a charge for EC-related claims. These measures differ from the most directly comparable measures calculated in accordance with GAAP and may not be comparable to similarly titled non-GAAP financial measures used by other companies. In addition, the annual report includes the financial ratios noted below calculated on non-GAAP measures.

Adjustment for the EC-related claims relates to a pre-tax charge of $600.0 million ($446.4 million after-tax) for estimable total costs recorded in Interest and other (income) expenses, net in the year ended December 31, 2023 (recorded in the first quarter 2023).

Management utilizes these non-GAAP measures to evaluate the Company's performance and believes these measures allow investors and management to evaluate operating trends by excluding a significant non-recurring charge that is not representative of underlying operating trends.

Reconciliations from the most directly comparable GAAP measures to adjusted net income (non-GAAP) and adjusted net income per diluted shares (non-GAAP) are as follows:

($ in millions, except per share amounts)
Year Ended December 31, 2023

Net income	$ 4,600.8
EC-related claims, net of taxes	446.4
Adjusted net income (non-GAAP)	$ 5,047.2
Per diluted share	
Net income	$ 8.76
EC-related claims, net of taxes	.85
Adjusted net income (non-GAAP)	$ 9.61
After-tax return on revenues	13.1%
EC-related claims, net of taxes	1.3%
After-tax adjusted return on revenues (non-GAAP) *	14.4%
After-tax return on beginning equity	34.9%
EC-related claims, net of taxes	3.4%
After-tax adjusted return on beginning equity (non-GAAP)*	38.3%

* Calculated using adjusted net income.

CRITICAL ACCOUNTING POLICIES:

The Company's significant accounting policies are disclosed in Note A of the consolidated financial statements. In the preparation of the Company's financial statements, in accordance with U.S. generally accepted accounting principles, management uses estimates and makes judgments and assumptions that affect asset and liability values and the amounts reported as income and expense during the periods presented. The following are accounting policies which, in the opinion of management, are particularly sensitive and which, if actual results are different from estimates used by management, may have a material impact on the financial statements.

Operating Leases
Trucks sold pursuant to agreements accounted for as operating leases are disclosed in Note F of the consolidated financial statements. In determining its estimate of the residual value of such vehicles, the Company considers the length of the lease term, the truck model, the expected usage of the truck and anticipated market demand. Operating lease terms generally range from three to five years. The resulting residual values on operating leases generally range between 30% and 70% of the original equipment cost. If the sales price of a truck at the end of the term of the agreement differs from the Company's estimated residual value, a gain or loss will result.

Future market conditions, changes in government regulations and other factors outside the Company's control could impact the ultimate sales price of trucks returned under these contracts. Residual values are reviewed regularly and adjusted if market conditions warrant. A decrease in the estimated equipment residual values would increase annual depreciation expense over the remaining lease term.

During 2024, market values on equipment returning upon operating lease maturity were generally lower than the residual values on the equipment, resulting in an increase in depreciation expense of $22.7 million.

At December 31, 2024, the aggregate residual value of equipment on operating leases in the Financial Services segment and residual value guarantee on trucks accounted for as operating leases in the Truck segment was $1.16 billion. A 10% decrease in used truck values worldwide, if expected to persist over the remaining maturities of the Company's operating leases, would reduce residual value estimates and result in the Company recording additional depreciation expense of approximately $46.3 million in 2025, $20.5 million in 2026, $19.4 million in 2027, $16.4 million in 2028, and $13.2 million in 2029 and thereafter.

Allowance for Credit Losses

The allowance for credit losses related to the Company's loans and finance leases is disclosed in Note E of the consolidated financial statements. The Company has developed a systematic methodology for determining the allowance for credit losses for its two portfolio segments, retail and wholesale. The retail segment consists of retail loans and sales-type finance leases, net of unearned interest. The wholesale segment consists of truck inventory financing loans to dealers that are collateralized by trucks and other collateral. The wholesale segment generally has less risk than the retail segment. Wholesale receivables generally are shorter in duration than retail receivables, and the Company requires periodic reporting of the wholesale dealer's financial condition, conducts periodic audits of the trucks being financed and in many cases, obtains guarantees or other security such as dealership assets. In determining the allowance for credit losses, retail loans and finance leases are evaluated together since they relate to a similar customer base, their contractual terms require regular payment of principal and interest, generally over three to five years, and they are secured by the same type of collateral. The allowance for credit losses consists of both specific and general reserves.

The Company individually evaluates certain finance receivables for expected credit losses. Finance receivables that are evaluated individually consist of all wholesale accounts and certain large retail accounts with past due balances or otherwise determined to be at a higher risk of loss. In general, finance receivables that are 90 days past due are placed on non-accrual status. Finance receivables on non-accrual status which have been performing for 90 consecutive days are placed on accrual status if it is deemed probable that the Company will collect all principal and interest payments.

Individually evaluated receivables on non-accrual status are generally considered collateral dependent. Large balance retail and all wholesale receivables on non-accrual status are individually evaluated for loss based on the value of the underlying collateral or a discounted cash flow analysis. Small balance receivables on non-accrual status with similar risk characteristics are evaluated as a separate pool to determine the appropriate reserve for losses using the historical loss information discussed below.

The Company evaluates finance receivables that are not individually evaluated and share similar risk characteristics on a collective basis and determines the general allowance for credit losses for both retail and wholesale receivables based on historical loss information, using past due account data, current market conditions, and expected changes in future macroeconomic conditions that affect collectability. Historical credit loss data provides relevant information of expected credit losses. The historical information used includes assumptions regarding the likelihood of collecting current and past due accounts, repossession rates, and the recovery rate on the underlying collateral based on used truck values and other pledged collateral or recourse.

The Company has developed a range of loss estimates for each of its country portfolios based on historical experience, taking into account loss frequency and severity in both strong and weak truck market conditions. A projection is made of the range of estimated credit losses inherent in the portfolio from which an amount is determined based on current market conditions and other factors impacting the creditworthiness of the Company's borrowers and their ability to repay. Adjustments to historical loss information are made for changes in forecasted economic conditions that are specific to the industry and markets in which the Company conducts business. The Company utilizes economic forecasts from third-party sources and determines expected losses based on historical experience under similar market conditions. After determining the appropriate level of the allowance for credit losses, a provision for losses on finance receivables is charged to income as necessary to reflect management's estimate of expected credit losses, net of recoveries, inherent in the portfolio.

The adequacy of the allowance is evaluated quarterly based on the most recent past due account information and current and future market conditions. As accounts become past due, the likelihood that they will not be fully collected increases. The Company's experience indicates the probability of not fully collecting past due accounts ranges between 10% and 80%. Over the past two years, the Company's year-end 30+ days past due accounts have ranged between 1.0% and 1.3% of loan and lease receivables. Historically, a 100 basis point increase in the 30+ days past due percentage has resulted in an increase in credit losses of 1 to 25 basis points of receivables. At December 31, 2024, 30+ days past dues were 1.3%. If past dues were 100 basis points higher or 2.3% as of December 31, 2024, the Company's estimate of credit losses would likely have increased by a range of $1 to $35 million depending on the extent of the past dues, the estimated value of the collateral as compared to amounts owed and general economic factors.

Product Warranty

Product warranty, including changes in estimates for pre-existing warranties, is disclosed in Note I of the consolidated financial statements. The expenses related to product warranty are estimated and recorded at the time products are sold based on historical and current data and reasonable expectations for the future regarding the frequency and cost of warranty claims, net of recoveries. Estimates consider product type, geographical differences, labor rates, and any other known factors affecting the number or amount of expected claim payments. For new products with no historical experience, reference to similar products is utilized. Management takes actions to minimize warranty costs through quality-improvement programs; however, actual claim costs incurred could materially differ from the estimated amounts and require adjustments to the reserve. Historically those adjustments have not been material. Over the past two years, warranty expense as a percentage of Truck, Parts and Other net sales and revenues has ranged between 2.5% and 2.9%. If the 2024 warranty expense had been .2% higher as a percentage of net sales and revenues in 2024, warranty expense would have increased by approximately $63 million.

FORWARD-LOOKING STATEMENTS:

This report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements relating to future results of operations or financial position and any other statement that does not relate to any historical or current fact. Such statements are based on currently available operating, financial and other information and are subject to risks and uncertainties that may affect actual results. Risks and uncertainties include, but are not limited to: a significant decline in industry sales; competitive pressures; reduced market share; reduced availability of or higher prices for fuel; increased safety, emissions, or other regulations or tariffs resulting in higher costs and/or sales restrictions; currency or commodity price fluctuations; lower used truck prices; insufficient or under-utilization of manufacturing capacity; supplier interruptions; insufficient liquidity in the capital markets; fluctuations in interest rates; changes in the levels of the Financial Services segment new business volume due to unit fluctuations in new PACCAR truck sales or reduced market shares; changes affecting the profitability of truck owners and operators; price changes impacting truck sales prices and residual values; insufficient supplier capacity or access to raw materials and components, including semiconductors; labor disruptions; shortages of commercial truck drivers; increased warranty costs; cybersecurity risks to the Company's information technology systems; pandemics; climate-related risks; global conflicts; litigation, including European Commission (EC) settlement-related claims; or legislative and governmental regulations. A more detailed description of these and other risks is included under the heading Part I, Item 1A, "Risk Factors" and in Note L in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K.

Year Ended December 31,	2024	2023	2022
	(millions, except per share data)		
TRUCK, PARTS AND OTHER:			
Net sales and revenues	**$ 31,564.3**	$ 33,315.5	$ 27,314.3
Cost of sales and revenues	**26,069.6**	26,894.2	23,291.0
Research and development	**452.9**	410.9	341.2
Selling, general and administrative	**585.0**	604.3	592.4
Interest and other (income) expenses, net	**(113.8)**	520.4	(109.1)
	26,993.7	28,429.8	24,115.5
Truck, Parts and Other Income Before Income Taxes	**4,570.6**	4,885.7	3,198.8
FINANCIAL SERVICES:			
Interest and fees	**1,295.9**	1,009.3	628.7
Operating lease, rental and other revenues	**803.6**	802.6	876.7
Revenues	**2,099.5**	1,811.9	1,505.4
Interest and other borrowing expenses	**710.8**	500.6	216.3
Depreciation and other expenses	**718.5**	590.7	560.8
Selling, general and administrative	**159.0**	149.0	133.9
Provision for losses on receivables	**75.6**	31.3	5.5
	1,663.9	1,271.6	916.5
Financial Services Income Before Income Taxes	**435.6**	540.3	588.9
Investment income	**394.7**	292.2	61.0
Total Income Before Income Taxes	**5,400.9**	5,718.2	3,848.7
Income taxes	**1,238.9**	1,117.4	837.1
Net Income	**$ 4,162.0**	$ 4,600.8	$ 3,011.6
Net Income Per Share			
Basic	**$ 7.92**	$ 8.78	$ 5.76
Diluted	**$ 7.90**	$ 8.76	$ 5.75
Weighted Average Number of Common Shares Outstanding			
Basic	**525.3**	523.9	522.6
Diluted	**526.6**	525.0	523.4

See notes to consolidated financial statements.

Year Ended December 31,	2024	2023	2022
		(millions)	
Net income	$ **4,162.0**	$ 4,600.8	$ 3,011.6
Other comprehensive income:			
Unrealized gains (losses) on derivative contracts			
Net gain (loss) arising during the period	**261.1**	(174.9)	17.7
Tax effect	**(56.9)**	37.0	(9.1)
Reclassification adjustment	**(200.2)**	111.8	48.0
Tax effect	**39.5**	(20.0)	(8.0)
	43.5	(46.1)	48.6
Unrealized gains (losses) on marketable debt securities			
Net holding gain (loss)	**20.6**	43.2	(54.9)
Tax effect	**(5.1)**	(10.8)	13.6
Reclassification adjustment	**(3.0)**	(3.6)	(1.6)
Tax effect	**.7**	.9	.4
	13.2	29.7	(42.5)
Pension plans			
Net gain (loss) arising during the period	**230.3**	(5.8)	170.5
Tax effect	**(57.2)**	1.8	(34.1)
Reclassification adjustment	**8.6**	6.1	29.6
Tax effect	**(1.7)**	(1.5)	(7.1)
	180.0	.6	158.9
Foreign currency translation (loss) gain	**(656.1)**	275.3	(197.3)
Net other comprehensive (loss) income	**(419.4)**	259.5	(32.3)
Comprehensive Income	$ **3,742.6**	$ 4,860.3	$ 2,979.3

See notes to consolidated financial statements.

ASSETS

December 31,	2024	2023
		(millions)
TRUCK, PARTS AND OTHER:		
Current Assets		
Cash and cash equivalents	$ **6,871.1**	$ 6,836.7
Trade and other receivables, net (allowance for losses: 2024 - $1.2, 2023 - $.9)	**1,933.8**	2,198.1
Marketable securities	**2,778.8**	1,822.6
Inventories, net	**2,367.1**	2,576.7
Other current assets	**751.2**	680.6
Total Truck, Parts and Other Current Assets	**14,702.0**	14,114.7
Equipment on operating leases, net	**69.2**	127.6
Property, plant and equipment, net	**3,985.6**	3,780.1
Other noncurrent assets, net	**2,250.6**	1,837.1
Total Truck, Parts and Other Assets	**21,007.4**	19,859.5
FINANCIAL SERVICES:		
Cash and cash equivalents	**189.7**	345.0
Finance and other receivables, net (allowance for losses: 2024 - $145.2, 2023 - $133.0)	**19,314.3**	17,571.7
Equipment on operating leases, net	**1,891.4**	2,175.4
Other assets	**1,016.1**	871.8
Total Financial Services Assets	**22,411.5**	20,963.9
	$ 43,418.9	$ 40,823.4

LIABILITIES AND STOCKHOLDERS' EQUITY

December 31,	2024	2023
	(millions)	
TRUCK, PARTS AND OTHER:		
Current Liabilities		
Accounts payable, accrued expenses and other	$ **4,805.1**	$ 5,076.3
Dividend payable	**1,573.8**	1,675.0
Total Truck, Parts and Other Current Liabilities	**6,378.9**	6,751.3
Residual value guarantees and deferred revenues	**80.3**	142.6
Other liabilities	**1,874.0**	2,121.9
Total Truck, Parts and Other Liabilities	**8,333.2**	9,015.8
FINANCIAL SERVICES:		
Accounts payable, accrued expenses and other	**1,106.4**	992.3
Commercial paper and bank loans	**6,003.8**	5,609.9
Term notes	**9,891.2**	8,624.6
Deferred taxes and other liabilities	**577.4**	702.0
Total Financial Services Liabilities	**17,578.8**	15,928.8
STOCKHOLDERS' EQUITY:		
Preferred stock, no par value - authorized 1.0 million shares, none issued		
Common stock, $1 par value - authorized 1.2 billion shares,		
issued 524.4 million and 523.3 million shares	**524.4**	523.3
Additional paid-in capital	**344.8**	269.1
Retained earnings	**17,751.0**	15,780.3
Accumulated other comprehensive loss	**(1,113.3)**	(693.9)
Total Stockholders' Equity	**17,506.9**	15,878.8
	$ 43,418.9	$ 40,823.4

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31,	2024	2023	2022
		(millions)	
OPERATING ACTIVITIES:			
Net Income	$ **4,162.0**	$ 4,600.8	$ 3,011.6
Adjustments to reconcile net income to cash provided by operations:			
Depreciation and amortization:			
Property, plant and equipment	**398.4**	415.0	332.2
Equipment on operating leases and other	**518.5**	508.9	458.0
Provision for losses on financial services receivables	**75.6**	31.3	5.5
Deferred taxes	**(79.3)**	(303.7)	(208.0)
Other, net	**26.3**	46.5	13.9
Pension contributions	**(40.8)**	(27.3)	(39.1)
Change in operating assets and liabilities:			
Decrease (increase) in assets other than cash and cash equivalents:			
Receivables:			
Trade and other receivables	**156.9**	(430.7)	(441.7)
Wholesale receivables on new trucks	**(478.7)**	(1,266.4)	(935.4)
Inventories	**42.5**	(350.7)	(272.7)
Other assets, net	**(149.3)**	(127.2)	(31.9)
Increase (decrease) in liabilities:			
Accounts payable and accrued expenses	**279.4**	375.8	840.3
Residual value guarantees and deferred revenues	**(.8)**	(36.8)	(44.3)
Other liabilities, net	**(269.8)**	754.5	338.6
Net Cash Provided by Operating Activities	**4,640.9**	4,190.0	3,027.0
INVESTING ACTIVITIES:			
Originations of retail loans and finance leases	**(6,666.7)**	(6,378.2)	(5,058.7)
Collections on retail loans and finance leases	**4,840.1**	4,330.4	3,888.0
Net increase in wholesale receivables on equipment	**(512.1)**	(29.1)	(15.9)
Purchases of marketable debt securities	**(2,068.7)**	(967.2)	(888.4)
Proceeds from sales and maturities of marketable debt securities	**1,103.2**	803.6	718.1
Payments for property, plant and equipment	**(838.7)**	(695.0)	(525.0)
Acquisitions of equipment for operating leases	**(906.9)**	(567.5)	(865.5)
Proceeds from asset disposals	**696.1**	614.5	687.7
Contributions to joint venture	**(207.6)**		
Other, net	**74.0**	17.5	26.7
Net Cash Used in Investing Activities	**(4,487.3)**	(2,871.0)	(2,033.0)
FINANCING ACTIVITIES:			
Payments of cash dividends	**(2,288.5)**	(1,518.6)	(1,004.7)
Purchases of treasury stock	**(4.5)**	(3.5)	(2.1)
Proceeds from stock compensation transactions	**51.9**	51.5	35.7
Net increase in commercial paper, short-term bank loans and other	**699.9**	1,721.0	370.1
Proceeds from term debt	**3,891.2**	3,085.0	3,171.7
Payments on term debt	**(2,473.1)**	(2,233.2)	(2,265.8)
Net Cash (Used in) Provided by Financing Activities	**(123.1)**	1,102.2	304.9
Effect of exchange rate changes on cash and cash equivalents	**(151.4)**	69.6	(36.3)
Net (Decrease) Increase in Cash and Cash Equivalents	**(120.9)**	2,490.8	1,262.6
Cash and cash equivalents at beginning of period	**7,181.7**	4,690.9	3,428.3
Cash and cash equivalents at end of period	$ **7,060.8**	$ 7,181.7	$ 4,690.9

See notes to consolidated financial statements.

December 31,	2024	2023	2022
	(millions, except per share data)		
COMMON STOCK, $1 PAR VALUE:			
Balance at beginning of year	$ **523.3**	$ 522.0	$ 347.3
50% stock dividend			174.0
Stock compensation	**1.1**	1.3	.7
Balance at end of year	**524.4**	523.3	522.0
ADDITIONAL PAID-IN CAPITAL:			
Balance at beginning of year	**269.1**	196.1	142.0
Treasury stock retirement	**(4.5)**	(3.5)	(2.1)
Stock compensation	**80.2**	76.5	56.2
Balance at end of year	**344.8**	269.1	196.1
TREASURY STOCK, AT COST:			
Balance at beginning of year			
Purchases, shares: 2024 - .04; 2023 - .05; 2022 - .04	**(4.5)**	(3.5)	(2.1)
Retirements	**4.5**	3.5	2.1
Balance at end of year			
RETAINED EARNINGS:			
Balance at beginning of year	**15,780.3**	13,402.4	12,025.8
Net income	**4,162.0**	4,600.8	3,011.6
Cash dividends declared on common stock,			
per share: 2024 - $4.17; 2023 - $4.24; 2022 - $2.80	**(2,191.3)**	(2,222.9)	(1,461.0)
50% stock dividend			(174.0)
Balance at end of year	**17,751.0**	15,780.3	13,402.4
ACCUMULATED OTHER COMPREHENSIVE LOSS:			
Balance at beginning of year	**(693.9)**	(953.4)	(921.1)
Other comprehensive (loss) income	**(419.4)**	259.5	(32.3)
Balance at end of year	**(1,113.3)**	(693.9)	(953.4)
Total Stockholders' Equity	**$ 17,506.9**	$ 15,878.8	$ 13,167.1

See notes to consolidated financial statements.

A. SIGNIFICANT ACCOUNTING POLICIES

Description of Operations: PACCAR Inc (the Company or PACCAR) is a multinational company operating in three principal segments: (1) the Truck segment includes the design and manufacture of high-quality, light-, medium- and heavy-duty commercial trucks; (2) the Parts segment includes the distribution of aftermarket parts for trucks and related commercial vehicles; and (3) the Financial Services segment (PFS) includes finance and leasing products and services provided to customers and dealers. PACCAR's finance and leasing activities are principally related to PACCAR products and associated equipment. PACCAR's sales and revenues are derived primarily from North America and Europe. The Company also operates in Australia and Brasil and sells trucks and parts to customers in Asia, Africa, the Middle East and South America.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly owned domestic and foreign subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition:
Truck, Parts and Other: The Company enters into sales contracts with customers associated with purchases of the Company's products and services including trucks, parts, product support, and other related services. Generally, the Company recognizes revenue for the amount of consideration it will receive for delivering a product or service to a customer. Revenue is recognized when the customer obtains control of the product or receives benefits of the service. The Company excludes sales taxes, value added taxes and other related taxes assessed by government agencies from revenue. There are no significant financing components included in product or services revenue since generally customers pay shortly after the products or services are transferred. In the Truck and Parts segments, when the Company grants extended payment terms on selected receivables and charges interest, interest income is recognized when earned.

The Company recognizes truck and parts sales as revenues when control of the products is transferred to customers which generally occurs upon shipment, except for certain truck sales which are subject to a residual value guarantee (RVG) by the Company. The standard payment term for trucks and aftermarket parts is typically within 30 days, but the Company may grant extended payment terms on selected receivables. The Company recognizes revenue for the invoice amount adjusted for estimated sales incentives and returns. Sales incentives and returns are estimated based on historical experience and are adjusted to current period revenue when the most likely amount of consideration the Company expects to receive changes or becomes fixed. Truck and parts sales include a standard product warranty which is included in cost of sales. The Company has elected to treat delivery services as a fulfillment activity with revenues recognized when the customer obtains control of the product. Delivery revenue is included in revenues and the related costs are included in cost of sales. The Company is not disclosing truck order backlog, as a significant majority of the backlog has a duration of less than one year.

Truck sales with RVGs that allow customers the option to return their truck are accounted for as a sale when the customer does not have an economic incentive to return the truck to the Company, or as an operating lease when the customer does have an economic incentive to return the truck. The estimate of customers' economic incentive to return the trucks is based on an analysis of historical guaranteed buyback value and estimated market value. When truck sales with RVGs are accounted for as a sale, revenue is recognized when the truck is transferred to the customer less an amount for expected returns. Expected return rates are estimated by using a historical return rate.

Aftermarket parts sales allow for returns which are estimated at the time of sale based on historical data. Parts dealer services and other revenues are recognized as services are performed.

The following table presents the balance sheet classification of the estimated value of the returned goods assets and the related return liabilities:

At December 31,	2024		2023	
	ASSETS	LIABILITIES	ASSETS	LIABILITIES
Trucks:				
Other current assets	$ 116.7		$ 147.3	
Accounts payable, accrued expenses and other		$ 121.7		$ 149.5
Other noncurrent assets, net	135.9		186.7	
Other liabilities		144.7		196.4
	$ 252.6	$ 266.4	$ 334.0	$ 345.9
Parts:				
Other current assets	$ 101.7		$ 86.8	
Accounts payable, accrued expenses and other		$ 244.4		$ 216.3
	$ 101.7	$ 244.4	$ 86.8	$ 216.3

The Company's total commitment to acquire trucks at a guaranteed value for contracts accounted for as a sale was $572.0 at December 31, 2024.

Revenues from extended warranties, operating leases and other include optional extended warranty and R&M service contracts which can be purchased for periods generally ranging up to five years. The Company defers revenue based on stand-alone observable selling prices when it receives payments in advance and generally recognizes the revenue on a straight-line basis over the warranty or R&M contract periods. See Note I, Product Support Liabilities, in the Notes to the Consolidated Financial Statements for further information. Also included are truck sales with a RVG accounted for as an operating lease. A liability is created for the residual value obligation with the remainder of the proceeds recorded as deferred revenue. The deferred revenue is recognized on a straight-line basis over the guarantee period, which typically ranges from three to five years. Total operating lease revenue from truck sales with RVGs for the years ended December 31, 2024, 2023 and 2022 was $32.6, $69.7 and $105.9, respectively.

Revenue from winch sales and other was primarily derived from the industrial winch business through October 31, 2024. Winch sales are recognized when the product is transferred to a customer, which generally occurs upon shipment. Also within this category are other revenues not attributable to a reportable segment.

Financial Services: The Company's Financial Services segment products include loans to customers collateralized by the vehicles being financed, finance leases for retail customers and dealers, dealer wholesale financing which includes floating-rate wholesale loans to PACCAR dealers for new and used trucks, and operating leases which include rentals on Company owned equipment. Interest income from finance and other receivables is recognized using the interest method. Certain loan origination costs are deferred and amortized to interest income over the expected life of the contracts using the straight-line method which approximates the interest method.

Operating lease rental revenue is recognized on a straight-line basis over the term of the lease. Customer contracts may include additional services such as excess mileage, repair and maintenance and other services on which revenue is recognized when earned. The Company's full-service lease arrangements bundle these additional services. Rents for full-service lease contracts are allocated between lease and non-lease components based on the relative stand-alone price of each component. Taxes, such as sales and use and value added, which are collected by the Company from a customer, are excluded from the measurement of lease income and expenses. Rental revenues for the years ended December 31, 2024, 2023 and 2022 were $660.7, $736.9 and $788.8, respectively. Depreciation and related leased unit operating expenses were $602.2, $551.9 and $490.0 for the years ended December 31, 2024, 2023 and 2022, respectively.

Recognition of interest income and rental revenue is suspended (put on non-accrual status) when the receivable becomes more than 90 days past the contractual due date or earlier if some other event causes the Company to determine that collection is not probable. Accordingly, no finance receivables more than 90 days past due were accruing interest at December 31, 2024 or December 31, 2023. Recognition is resumed if the receivable becomes current by the payment of all amounts past due under the terms of the existing contract and collection of remaining amounts is considered probable (if not contractually modified) or if the customer makes scheduled payments for three months and collection of remaining amounts is considered probable (if contractually modified). Payments received while the finance receivable is on non-accrual status are applied to interest and principal in accordance with the contractual terms.

Finance leases are secured by the trucks and related equipment being leased and the lease terms generally range from three to five years depending on the type and use of the equipment. The lessee is required to either purchase the equipment or guarantee to the Company a stated residual value upon the disposition of the equipment at the end of the finance lease term.

Operating lease terms generally range from three to five years. At the end of the operating lease term, the lessee has the option to return the equipment to the Company or purchase the equipment at its fair market value.

The Company determines its estimate of the residual value of leased vehicles by considering the length of the lease term, the truck model, the expected usage of the truck and anticipated market demand. If the sales price of the truck at the end of the agreement differs from the Company's estimated residual value, a gain or loss will result. Future market conditions, changes in government regulations and other factors outside the Company's control could impact the ultimate sales price of trucks returned under these contracts. Residual values are reviewed regularly and adjusted if market conditions warrant.

Cash and Cash Equivalents: Cash equivalents consist of liquid investments with a maturity at date of purchase of 90 days or less.

Investments in Marketable Securities:
Debt Securities: The Company's investments in marketable debt securities are classified as available-for-sale. These investments are stated at fair value and may include an allowance for credit losses. Changes in the allowance for credit losses are recognized in the current period earnings and any unrealized gains or losses, net of tax, are included as a component of accumulated other comprehensive income (loss) (AOCI).

The Company utilizes third-party pricing services for all of its marketable debt security valuations. The Company reviews the pricing methodology used by the third-party pricing services, including the manner employed to collect market information. On a quarterly basis, the Company also performs review and validation procedures on the pricing information received from the third-party providers. These procedures help ensure the fair value information used by the Company is determined in accordance with applicable accounting guidance.

The Company evaluates its investment in marketable debt securities at the end of each reporting period to determine if a decline in fair value is the result of credit losses or unrealized losses. In assessing credit losses, the Company considers the collectability of principal and interest payments by monitoring changes to issuers' credit ratings, specific credit events associated with individual issuers as well as the credit ratings of any financial guarantor. The Company considers its intent for selling the security and whether it is more likely than not the Company will be able to hold the security until the recovery of any credit losses and unrealized losses. Charges against the allowance for credit losses occur when a security with credit losses is sold or the Company no longer intends to hold that security.

Equity Securities: Marketable equity securities are traded on active exchanges and are measured at fair value. The realized and unrealized gains (losses) are recognized in investment income.

Equity Method Investment:
In the second quarter of 2024, PACCAR and three partners completed the formation of a U.S. battery manufacturing joint venture, Amplify Cell Technologies, with PACCAR owning a 30 percent interest. The joint venture meets the definition of a variable interest entity since the equity-at-risk is not currently sufficient to support the future operations of the joint venture. All significant decisions require majority or super-majority approval of the board. As a result, PACCAR is not the primary beneficiary and the Company uses the equity method to account

for the investment. Under the equity method, the original investments in the joint venture are recorded at cost and subsequently adjusted by the Company's share of equity in income or losses. The investment is included in Truck, Parts and Other "Other noncurrent assets, net" on the Company's Consolidated Balance Sheets. PACCAR's share of the loss is included in Truck, Parts and Other "Interest and other (income) expenses, net" on the Company's Consolidated Statements of Income. PACCAR contributed $207.6 through December 31, 2024 and the maximum required contribution is $830.0. The Company's equity method investment was $196.9 at December 31, 2024.

Receivables:
Trade and Other Receivables: The Company's trade and other receivables are recorded at cost, net of allowances. At December 31, 2024 and 2023, respectively, trade and other receivables included trade receivables from dealers and customers of $1,538.0 and $1,822.7 and other receivables of $395.8 and $375.4 relating primarily to value added tax receivables and supplier allowances and rebates.

Finance and Other Receivables:
Loans – Loans represent fixed or floating-rate loans to customers collateralized by the vehicles purchased and are recorded at amortized cost.

Finance leases – Finance leases are sales-type finance leases, which lease equipment to retail customers and dealers. These leases are reported as the sum of minimum lease payments receivable and estimated residual value of the property subject to the contracts, reduced by unearned interest.

Dealer wholesale financing – Dealer wholesale financing is floating-rate wholesale loans to PACCAR dealers for new and used trucks and are recorded at amortized cost. The loans are collateralized by the trucks being financed.

Operating lease receivables and other – Operating lease receivables and other include monthly rentals due on operating leases, unamortized loan and lease origination costs, interest on loans and other amounts due within one year in the normal course of business.

Allowance for Credit Losses:
Truck, Parts and Other: The Company historically has not experienced significant losses or past due amounts on trade and other receivables in its Truck, Parts and Other businesses. Accounts are considered past due once the unpaid balance is over 30 days outstanding based on contractual payment terms. Accounts are charged off against the allowance for credit losses when, in the judgment of management, they are considered uncollectible. The allowance for credit losses for Truck, Parts and Other were $1.2 and $.9 for the years ended December 31, 2024 and 2023, respectively. Net charge-offs were nil for the years ended December 31, 2024 and 2023 and $.2 for the year ended December 31, 2022.

Financial Services: The Company continuously monitors the payment performance of its finance receivables. For large retail finance customers and dealers with wholesale financing, the Company regularly reviews their financial statements and makes site visits and phone contact as appropriate. If the Company becomes aware of circumstances that could cause those customers or dealers to face financial difficulty, whether or not they are past due, the customers are placed on a watch list.

The Company modifies loans and finance leases in the normal course of its Financial Services operations. The Company may modify loans and finance leases for commercial reasons or for credit reasons. Modifications for commercial reasons are changes to contract terms for customers that are not considered to be in financial difficulty. Insignificant delays are modifications extending terms up to three months for customers experiencing some short-term financial stress, but not considered to be in financial difficulty. Modifications for credit reasons are changes to contract terms for customers considered to be in financial difficulty. The Company's modifications typically result in granting more time to pay the contractual amounts owed and charging a fee and interest for the term of the modification.

When considering whether to modify customer accounts for credit reasons, the Company evaluates the creditworthiness of the customers and modifies those accounts that the Company considers likely to perform under the modified terms. The Company does not typically grant credit modifications for customers that do not meet minimum underwriting standards since the Company normally repossesses the financed equipment in these circumstances.

On average, commercial and other modifications extended contractual terms by approximately four months in 2024 and three months in 2023, and did not have a significant effect on the weighted-average term or interest rate of the total portfolio at December 31, 2024 and 2023.

The Company has developed a systematic methodology for determining the allowance for credit losses for its two portfolio segments, retail and wholesale. The retail segment consists of retail loans and sales-type finance leases, net of unearned interest. The wholesale segment consists of truck inventory financing loans to dealers that are collateralized by trucks and other collateral. The wholesale segment generally has less risk than the retail segment. Wholesale receivables generally are shorter in duration than retail receivables, and the Company requires periodic reporting of the wholesale dealer's financial condition, conducts periodic audits of the trucks being financed and in many cases, obtains guarantees or other security such as dealership assets. In determining the allowance for credit losses, retail loans and finance leases are evaluated together since they relate to a similar customer base, their contractual terms require regular payment of principal and interest, generally over three to five years, and they are secured by the same type of collateral. The allowance for credit losses consists of both specific and general reserves.

The Company individually evaluates certain finance receivables for expected credit losses. Finance receivables that are evaluated individually consist of all wholesale accounts and certain large retail accounts with past due balances or otherwise determined to be at a higher risk of loss. In general, finance receivables that are 90 days past due are placed on non-accrual status. Finance receivables on non-accrual status which have been performing for 90 consecutive days are placed on accrual status if it is deemed probable that the Company will collect all principal and interest payments.

Individually evaluated receivables on non-accrual status are generally considered collateral dependent. Large balance retail and all wholesale receivables on non-accrual status are individually evaluated for loss based on the value of the underlying collateral or a discounted cash flow analysis. Small balance receivables on non-accrual status with similar risk characteristics are evaluated as a separate pool to determine the appropriate reserve for losses using the historical loss information discussed below.

The Company evaluates finance receivables that are not individually evaluated and share similar risk characteristics on a collective basis and determines the general allowance for credit losses for both retail and wholesale receivables based on historical loss information, using past due account data, current market conditions, and expected changes in future macroeconomic conditions that affect collectability. Historical credit loss data provides relevant information of expected credit losses. The historical information used includes assumptions regarding the likelihood of collecting current and past due accounts, repossession rates, and the recovery rate on the underlying collateral based on used truck values and other pledged collateral or recourse.

The Company has developed a range of loss estimates for each of its country portfolios based on historical experience, taking into account loss frequency and severity in both strong and weak truck market conditions. A projection is made of the range of estimated credit losses inherent in the portfolio from which an amount is determined based on current market conditions and other factors impacting the creditworthiness of the Company's borrowers and their ability to repay. Adjustments to historical loss information are made for changes in forecasted economic conditions that are specific to the industry and markets in which the Company conducts business. The Company utilizes economic forecasts from third-party sources and determines expected losses based on historical experience under similar market conditions. After determining the appropriate level of the allowance for credit losses, a provision for losses on finance receivables is charged to income as necessary to reflect management's estimate of expected credit losses, net of recoveries, inherent in the portfolio.

In determining the fair value of the collateral, the Company uses a pricing matrix and categorizes the fair value as Level 2 in the hierarchy of fair value measurement. The pricing matrix is reviewed quarterly and updated as appropriate. The pricing matrix considers the make, model and year of the equipment as well as recent sales prices of comparable equipment sold individually, which is the lowest unit of account, through wholesale channels to the Company's dealers (principal market). The fair value of the collateral also considers the overall condition of the equipment.

Accounts are charged off against the allowance for credit losses when, in the judgment of management, they are considered uncollectible, which generally occurs upon repossession of the collateral. Typically the timing between the repossession and charge-off is not significant. In cases where repossession is delayed (e.g., for legal proceedings), the Company records a partial charge-off. The charge-off is determined by comparing the fair value of the collateral, less cost to sell, to the amortized cost basis.

Inventories: Inventories are stated at the lower of cost or net realizable value. Cost of inventories is determined principally by the first-in, first-out (FIFO) method. Cost of sales and revenues include shipping and handling costs incurred to deliver products to dealers and customers.

Equipment on Operating Leases: The Company's Financial Services segment leases equipment under operating leases to its customers. In addition, in the Truck segment, equipment sold to customers in Europe subject to a RVG by the Company may be accounted for as an operating lease. Equipment is recorded at cost and is depreciated on the straight-line basis to the lower of the estimated residual value or guarantee value. Lease and guarantee periods generally range from three to five years. Estimated useful lives of the equipment range from three to ten years. The Company reviews residual values of equipment on operating leases periodically to determine that recorded amounts are appropriate.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation is computed by the straight-line method based on the estimated useful lives of various classes of assets. Certain production tooling and equipment are amortized on a unit of production basis.

Long-lived Assets and Goodwill: The Company evaluates the carrying value of property, plant and equipment when events and circumstances warrant a review. Goodwill is tested for impairment at least on an annual basis. There were no significant impairment charges for the three years ended December 31, 2024. Goodwill was $100.7 and $107.4 at December 31, 2024 and 2023, respectively. The decrease in value was due to currency translation.

Product Support Liabilities: Product support liabilities include estimated future payments related to product warranties and deferred revenues on optional extended warranties and R&M contracts. The Company generally offers one year warranties covering most of its vehicles and related aftermarket parts. For vehicles equipped with engines manufactured by PACCAR, the Company generally offers two year warranties on the engine. Specific terms and conditions vary depending on the product and the country of sale. Optional extended warranty and R&M contracts can be purchased for periods which generally range up to five years. Warranty expenses and reserves are estimated and recorded at the time products or contracts are sold based on historical and current data and reasonable expectations for the future regarding the frequency and cost of warranty claims, net of recoveries. The Company periodically assesses the adequacy of its recorded liabilities and adjusts them as appropriate to reflect actual experience. Revenue from extended warranty and R&M contracts is deferred and recognized to income generally on a straight-line basis over the contract period. Warranty and R&M costs on these contracts are recognized as incurred.

Derivative Financial Instruments: As part of its risk management strategy, the Company enters into derivative contracts to hedge against the risks of interest rates, foreign currency rates and commodity prices. Certain derivative instruments designated as fair value hedges, cash flow hedges or net investment hedges are subject to hedge accounting. Derivative instruments that are not subject to hedge accounting are held as derivatives not designated as hedging instruments. The Company's policies prohibit the use of derivatives for speculation or trading. At the inception of each hedge relationship, the Company documents its risk management objectives, procedures and accounting treatment. All of the Company's interest-rate, commodity as well as certain foreign-exchange contracts are transacted under International Swaps and Derivatives Association (ISDA) master agreements. Each agreement permits the net settlement of amounts owed in the event of default and certain other termination events. For derivative financial instruments, the Company has elected not to offset derivative positions in the balance sheet with the same counterparty under the same agreements and is not required to post or receive collateral.

Exposure limits and minimum credit ratings are used to minimize the risks of counterparty default. The Company's maximum exposure to potential default of its derivative counterparties is limited to the asset position of its derivative portfolio. The asset position of the Company's derivative portfolio was $207.0 at December 31, 2024.

The Company assesses hedges at inception and on an ongoing basis to determine the designated derivatives are highly effective in offsetting changes in fair values or cash flow of the hedged items. Hedge accounting is discontinued prospectively when the Company determines a derivative financial instrument has ceased to be a highly effective hedge. Cash flows from derivative instruments are included in Operating activities in the Consolidated Statements of Cash Flows.

Government Grants: The Company receives incentives from U.S. and non-U.S. governmental entities in the form of tax rebates or credits, grants, and loans. The benefit is generally recorded when all conditions attached to the incentive have been met and there is reasonable assurance of the receipt. Government incentives are recorded in accordance with their purpose as a reduction of expense, a reduction of the cost of the capital investment, or other income. The amount of government incentives recorded as a reduction of expenses and the amount of grants receivable for the years ended December 31, 2024, 2023 and 2022 are immaterial.

Foreign Currency Translation: For most of the Company's foreign subsidiaries, the local currency is the functional currency. All assets and liabilities are translated at year-end exchange rates and all income statement amounts are translated at the weighted average rates for the period. Translation adjustments are recorded in AOCI. The Company uses the U.S. dollar as the functional currency for all but one of its Mexican subsidiaries, which uses the local currency. For the U.S. functional currency entities in Mexico, inventories, cost of sales, property, plant and equipment and depreciation are remeasured at historical rates and resulting adjustments are included in net income.

Earnings per Share: Basic earnings per common share are computed by dividing earnings by the weighted average number of common shares outstanding, plus the effect of any participating securities. Diluted earnings per common share are computed assuming that all potentially dilutive securities are converted into common shares under the treasury stock method.

On December 6, 2022, the Board of Directors declared a 50% common stock dividend paid on February 7, 2023, to stockholders of record on January 17, 2023, with fractional shares paid in cash. This resulted in the issuance of 174,035,361 additional shares and 411 fractional shares paid in cash. For 2022, net income per share, weighted average number of common shares outstanding and cash dividends declared per share on common stock have been restated for the effect of the 50% dividend.

New Accounting Pronouncements: In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures.* The amendments in this ASU require entities to disclose certain, specific categories within the rate reconciliation and enhance disclosures regarding income taxes paid and income tax expense. This ASU is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The amendments in this ASU should be applied on a prospective basis; however, retrospective application is permitted. The implementation of this ASU will result in additional disclosures and will not have an impact on the Company's consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, *Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses.* The amendments in this ASU expand the disclosures in the notes to the financial statements about specific cost and expense categories presented on the face of the income statement. This ASU is effective for annual periods beginning after December 15, 2026, and interim periods within annual periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this ASU should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date or (2) retrospectively to any or all prior periods presented. The Company is currently evaluating the impact of this update on the related notes to the financial statements.

December 31, 2024, 2023 and 2022 (currencies in millions)

The Company adopted the following standards on January 1, 2024, which had no impact on the Company's consolidated financial statements.

STANDARD	DESCRIPTION
2022-03	*Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions*
2023-07	*Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*

B. SALES AND REVENUES

The following table disaggregates Truck, Parts and Other revenues by major sources:

Year Ended December 31,	2024	2023	2022
Truck			
Truck sales	$ 23,863.2	$ 25,946.4	$ 20,644.8
Revenues from extended warranties, operating leases and other	975.2	900.0	841.4
	24,838.4	26,846.4	21,486.2
Parts			
Parts sales	6,461.1	6,223.1	5,596.8
Revenues from dealer services and other	205.3	191.3	167.5
	6,666.4	6,414.4	5,764.3
Winch sales and other*	59.5	54.7	63.8
Truck, Parts and Other sales and revenues	$ 31,564.3	$ 33,315.5	$ 27,314.3

*   Includes industrial winch business sales through October 31, 2024.

The following table summarizes Financial Services lease revenues by lease type:

Year Ended December 31,	2024	2023	2022
Finance lease revenues	$ 341.8	$ 271.5	$ 184.1
Operating lease revenues	660.7	736.9	788.8
Total lease revenues	$ 1,002.5	$ 1,008.4	$ 972.9

C. INVESTMENTS IN MARKETABLE SECURITIES

Marketable securities consisted of the following at December 31:

2024	COST	UNREALIZED GAINS	UNREALIZED LOSSES	FAIR VALUE
Marketable debt securities				
U.S. tax-exempt securities	$ 304.5	$ .6	$ 1.4	$ 303.7
U.S. taxable municipal / non-U.S. provincial bonds	381.1	1.2	2.2	380.1
U.S. corporate securities	864.3	3.1	3.2	864.2
U.S. government securities	287.1	.1	1.5	285.7
Non-U.S. corporate securities	606.6	3.5	2.0	608.1
Non-U.S. government securities	163.5	1.4	.6	164.3
Other debt securities	166.4	.8	.8	166.4
Marketable equity securities	10.0		3.7	6.3
Total marketable securities	$ 2,783.5	$ 10.7	$ 15.4	$ 2,778.8

December 31, 2024, 2023 and 2022 (currencies in millions)

2023	COST	UNREALIZED GAINS	UNREALIZED LOSSES	FAIR VALUE
Marketable debt securities				
U.S. tax-exempt securities	$ 312.5	$ 1.2	$ 3.0	$ 310.7
U.S. taxable municipal / non-U.S.				
provincial bonds	244.9	.8	5.6	240.1
U.S. corporate securities	357.1	1.4	5.2	353.3
U.S. government securities	159.2	.6	1.7	158.1
Non-U.S. corporate securities	529.4	2.3	7.5	524.2
Non-U.S. government securities	141.0	1.5	1.3	141.2
Other debt securities	92.8	.3	2.5	90.6
Marketable equity securities	10.0		5.6	4.4
Total marketable securities	$ 1,846.9	$ 8.1	$ 32.4	$ 1,822.6

The cost of marketable debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Amortization, accretion, interest and dividend income and realized gains and losses are included in investment income. The cost of securities sold is based on the specific identification method. Gross realized gains were $2.1, $.9 and $.5, and gross realized losses were $4.5, $4.5 and $2.3 for the years ended December 31, 2024, 2023 and 2022, respectively.

Net unrealized gains (losses) on marketable equity securities recognized in investment income were $1.9, $3.2 and $(5.2) for the years ended December 31, 2024, 2023 and 2022, respectively.

Marketable debt securities with continuous unrealized losses and their related fair values were as follows:

At December 31,	2024		2023	
	LESS THAN TWELVE MONTHS	TWELVE MONTHS OR GREATER	LESS THAN TWELVE MONTHS	TWELVE MONTHS OR GREATER
Fair value	$ 932.9	$ 365.5	$ 289.0	$ 798.5
Unrealized losses	5.5	6.2	1.6	25.2

The unrealized losses on marketable debt securities above were due to higher yields on certain securities. The Company did not identify any indicators of a credit loss in its assessments. Accordingly, no allowance for credit losses was recorded at December 31, 2024 and December 31, 2023. The Company does not currently intend, and it is more likely than not that it will not be required, to sell the investment securities before recovery of the unrealized losses. The Company expects that the contractual principal and interest will be received on the investment securities.

Contractual maturities on marketable debt securities at December 31, 2024 were as follows:

Maturities:	AMORTIZED COST	FAIR VALUE
Within one year	$ 529.4	$ 528.7
One to five years	2,237.1	2,237.5
Six to ten years	1.3	1.3
More than ten years	5.7	5.0
	$ 2,773.5	$ 2,772.5

D. INVENTORIES

Inventories are stated at the lower of cost or net realizable value. Cost of inventories is determined principally by the first-in, first-out (FIFO) method.

Inventories include the following:

At December 31,	2024	2023
Finished products	$ 977.1	$ 1,084.0
Work in process and raw materials	1,390.0	1,492.7
	$ 2,367.1	$ 2,576.7

E. FINANCE AND OTHER RECEIVABLES

Finance and other receivables include the following:

At December 31,	2024	2023
Loans	$ 9,442.4	$ 8,594.7
Finance leases	4,906.6	4,785.7
Dealer wholesale financing	4,944.1	4,147.8
Operating lease receivables and other	166.4	176.5
	$ 19,459.5	$ 17,704.7
Less allowance for losses:		
Loans and leases	(139.2)	(127.0)
Dealer wholesale financing	(3.0)	(2.7)
Operating lease receivables and other	(3.0)	(3.3)
	$ 19,314.3	$ 17,571.7

Included in Finance and other receivables, net on the Consolidated Balance Sheets is accrued interest receivable (net of allowance for credit losses) of $66.4 and $67.6 as of December 31, 2024 and December 31, 2023, respectively. The net activity of dealer direct loans and dealer wholesale financing on new trucks is shown in the operating section of the Consolidated Statements of Cash Flows since those receivables finance the sale of Company inventory. Dealer wholesale financing increased $796.3 to $4,944.1 at December 31, 2024, mainly due to new dealer groups added in the U.S. and Canada during the year.

Annual minimum payments due on loans are as follows:

Beginning January 1,	LOANS
2025	$ 3,081.8
2026	2,320.7
2027	1,895.1
2028	1,284.4
2029	671.6
Thereafter	188.8
	$ 9,442.4

Annual minimum payments due on finance lease receivables and a reconciliation of the undiscounted cash flows to the net investment in finance leases are as follows:

Beginning January 1,	FINANCE LEASES
2025	$ 1,699.7
2026	1,334.6
2027	1,042.3
2028	706.7
2029	416.5
Thereafter	196.2
	$ 5,396.0
Unguaranteed residual values	256.5
Unearned interest on finance leases	(745.9)
Net investment in finance leases	$ 4,906.6

Experience indicates substantially all of dealer wholesale financing will be repaid within one year. In addition, repayment experience indicates that some loans, leases and other finance receivables will be paid prior to contract maturity, while others may be extended or modified.

For the following credit quality disclosures, finance receivables are classified into two portfolio segments, wholesale and retail. The retail portfolio is further segmented into dealer retail and customer retail. The dealer wholesale segment consists of truck inventory financing to PACCAR dealers. The dealer retail segment consists of loans and leases to participating dealers and franchises that use the proceeds to fund customers' acquisition of commercial vehicles and related equipment. The customer retail segment consists of loans and leases directly to customers for the acquisition of commercial vehicles and related equipment. Customer retail receivables are further segregated between fleet and owner/operator classes. The fleet class consists of customer retail accounts operating five or more trucks. All other customer retail accounts are considered owner/operator. These two classes have similar measurement attributes, risk characteristics and common methods to monitor and assess credit risk.

Allowance for Credit Losses: The allowance for credit losses is summarized as follows:

	2024				
	DEALER		CUSTOMER		
	WHOLESALE	RETAIL	RETAIL	OTHER*	TOTAL
Balance at January 1	$ 2.7	$ 1.9	$ 125.1	$ 3.3	$ 133.0
Provision for losses	.6	(.4)	75.6	(.2)	75.6
Charge-offs			(61.2)	(1.0)	(62.2)
Recoveries			7.4	1.3	8.7
Currency translation and other	(.3)		(9.2)	(.4)	(9.9)
Balance at December 31	$ 3.0	$ 1.5	$ 137.7	$ 3.0	$ 145.2

* **Operating lease and other trade receivables.**

December 31, 2024, 2023 and 2022 (currencies in millions)

| | 2023 | | | | |
| | DEALER | | CUSTOMER | | |
	WHOLESALE	RETAIL	RETAIL	OTHER*	TOTAL
Balance at January 1	$ 3.4	$ 2.2	$ 112.6	$ 2.9	$ 121.1
Provision for losses	(.6)	(.3)	31.8	.4	31.3
Charge-offs	(.2)		(28.4)	(1.7)	(30.3)
Recoveries			5.6	1.4	7.0
Currency translation and other	.1		3.5	.3	3.9
Balance at December 31	$ 2.7	$ 1.9	$ 125.1	$ 3.3	$ 133.0

| | 2022 | | | | |
| | DEALER | | CUSTOMER | | |
	WHOLESALE	RETAIL	RETAIL	OTHER*	TOTAL
Balance at January 1	$ 3.3	$ 7.1	$ 104.4	$ 2.1	$ 116.9
Provision for losses	.1	(4.9)	12.0	(1.7)	5.5
Charge-offs			(8.5)	(.5)	(9.0)
Recoveries			7.5	2.2	9.7
Currency translation and other			(2.8)	.8	(2.0)
Balance at December 31	$ 3.4	$ 2.2	$ 112.6	$ 2.9	$ 121.1

* Operating lease and other trade receivables.

Credit Quality: The Company's customers are principally concentrated in the transportation industry in North America, Europe, Australia and Brasil. The Company's portfolio assets are diversified over a large number of customers and dealers with no single customer or dealer balances representing over 5% of the total portfolio assets. The Company retains as collateral a security interest in the related equipment.

At the inception of each contract, the Company considers the credit risk based on a variety of credit quality factors including prior payment experience, customer financial information, credit-rating agency ratings, loan-to-value ratios and other internal metrics. On an ongoing basis, the Company monitors credit quality based on past due status and collection experience as there is a meaningful correlation between the past due status of customers and the risk of loss.

The Company has three credit quality indicators: performing, watch and at-risk. Performing accounts pay in accordance with the contractual terms and are not considered high-risk. Watch accounts include accounts 31 to 90 days past due and large accounts that are performing but are considered to be high-risk. Watch accounts are not collateral dependent. At-risk accounts are collateral dependent, including accounts over 90 days past due and other accounts on non-accrual status.

December 31, 2024, 2023 and 2022 (currencies in millions)

The tables below summarize the amortized cost basis of the Company's finance receivables within each credit quality indicator by year of origination and portfolio class and current period gross charge-offs of the Company's finance receivables by year of origination and portfolio class.

At December 31, 2024	REVOLVING LOANS	2024	2023	2022	2021	2020	PRIOR	TOTAL
Amortized Cost:								
Dealer:								
Wholesale:								
Performing	$ 4,936.1							$ 4,936.1
Watch	7.1							7.1
At-risk	.9							.9
	$ 4,944.1							$ 4,944.1
Retail:								
Performing	$ 229.8	$ 680.8	$ 641.5	$ 404.6	$ 192.8	$ 98.0	$ 141.6	$ 2,389.1
Watch		2.0	23.1	6.1	2.1	4.6	.4	38.3
	$ 229.8	$ 682.8	$ 664.6	$ 410.7	$ 194.9	$ 102.6	$ 142.0	$ 2,427.4
Total dealer	$ 5,173.9	$ 682.8	$ 664.6	$ 410.7	$ 194.9	$ 102.6	$ 142.0	$ 7,371.5
Customer retail:								
Fleet:								
Performing		$ 4,306.5	$ 2,991.4	$ 1,761.1	$ 781.9	$ 298.2	$ 71.0	$10,210.1
Watch		11.2	17.6	13.9	5.8	2.1	.9	51.5
At-risk		49.5	196.8	80.8	41.9	6.0	1.5	376.5
		$ 4,367.2	$ 3,205.8	$ 1,855.8	$ 829.6	$ 306.3	$ 73.4	$10,638.1
Owner/operator:								
Performing		$ 524.1	$ 303.7	$ 206.2	$ 145.1	$ 57.6	$ 12.7	$ 1,249.4
Watch		2.5	12.1	8.0	2.9	1.3	.4	27.2
At-risk		.9	1.8	2.2	.9	1.0	.1	6.9
		$ 527.5	$ 317.6	$ 216.4	$ 148.9	$ 59.9	$ 13.2	$ 1,283.5
Total customer retail		$ 4,894.7	$ 3,523.4	$ 2,072.2	$ 978.5	$ 366.2	$ 86.6	$11,921.6
Total	$ 5,173.9	$ 5,577.5	$ 4,188.0	$ 2,482.9	$ 1,173.4	$ 468.8	$ 228.6	$19,293.1

At December 31, 2024	REVOLVING LOANS	2024	2023	2022	2021	2020	PRIOR	TOTAL
Gross charge-offs:								
Customer retail:								
Fleet		$ .9	$ 19.4	$ 12.1	$ 7.5	$ 4.2	$ 7.8	$ 51.9
Owner/operator		.1	2.4	3.7	1.0	1.3	.8	9.3
Total		$ 1.0	$ 21.8	$ 15.8	$ 8.5	$ 5.5	$ 8.6	$ 61.2

December 31, 2024, 2023 and 2022 (currencies in millions)

At December 31, 2023	REVOLVING LOANS	2023	2022	2021	2020	2019	PRIOR	TOTAL
Amortized Cost:								
Dealer:								
Wholesale:								
Performing	$ 4,129.8							$ 4,129.8
Watch	18.0							18.0
	$ 4,147.8							$ 4,147.8
Retail:								
Performing	$ 280.7	$ 789.1	$ 520.0	$ 291.2	$ 162.8	$ 161.8	$ 125.2	$ 2,330.8
	$ 280.7	$ 789.1	$ 520.0	$ 291.2	$ 162.8	$ 161.8	$ 125.2	$ 2,330.8
Total dealer	$ 4,428.5	$ 789.1	$ 520.0	$ 291.2	$ 162.8	$ 161.8	$ 125.2	$ 6,478.6
Customer retail:								
Fleet:								
Performing		$ 4,601.7	$ 2,667.2	$ 1,309.5	$ 719.2	$ 226.7	$ 64.1	$ 9,588.4
Watch		46.0	32.0	7.5	5.7	1.3	.9	93.4
At-risk		42.0	31.0	12.9	5.6	1.2	.1	92.8
		$ 4,689.7	$ 2,730.2	$ 1,329.9	$ 730.5	$ 229.2	$ 65.1	$ 9,774.6
Owner/operator:								
Performing		$ 460.9	$ 332.9	$ 263.6	$ 142.1	$ 52.8	$ 8.6	$ 1,260.9
Watch		2.0	3.2	2.2	1.3	.3		9.0
At-risk		.6	1.3	1.1	1.5	.2	.4	5.1
		$ 463.5	$ 337.4	$ 266.9	$ 144.9	$ 53.3	$ 9.0	$ 1,275.0
Total customer retail		$ 5,153.2	$ 3,067.6	$ 1,596.8	$ 875.4	$ 282.5	$ 74.1	$ 11,049.6
Total	$ 4,428.5	$ 5,942.3	$ 3,587.6	$ 1,888.0	$ 1,038.2	$ 444.3	$ 199.3	$ 17,528.2

At December 31, 2023	REVOLVING LOANS	2023	2022	2021	2020	2019	PRIOR	TOTAL
Gross charge-offs:								
Dealer:								
Wholesale	$ .2							$ .2
Total dealer	$ .2							$ .2
Customer retail:								
Fleet		$ 1.0	$ 9.4	$ 5.1	$ 4.2	$ 4.2	$ .6	$ 24.5
Owner/operator		.5	1.1	1.5	.5		.3	3.9
Total customer retail		$ 1.5	$ 10.5	$ 6.6	$ 4.7	$ 4.2	$ .9	$ 28.4
Total	$ .2	$ 1.5	$ 10.5	$ 6.6	$ 4.7	$ 4.2	$ .9	$ 28.6

December 31, 2024, 2023 and 2022 (currencies in millions)

The tables below summarize the Company's finance receivables by aging category. In determining past due status, the Company considers the entire contractual account balance past due when any installment is over 30 days past due. Substantially all customer accounts that were greater than 30 days past due prior to credit modification became current upon modification for aging purposes.

At December 31, 2024	DEALER		CUSTOMER RETAIL		
	WHOLESALE	RETAIL	FLEET	OWNER/ OPERATOR	TOTAL
Current and up to 30 days past due	$ 4,942.1	$ 2,427.4	$10,462.5	$ 1,266.9	$19,098.9
31 – 60 days past due	1.1		71.8	7.9	80.8
Greater than 60 days past due	.9		103.8	8.7	113.4
	$ 4,944.1	$ 2,427.4	$10,638.1	$ 1,283.5	$19,293.1

At December 31, 2023	DEALER		CUSTOMER RETAIL		
	WHOLESALE	RETAIL	FLEET	OWNER/ OPERATOR	TOTAL
Current and up to 30 days past due	$ 4,131.7	$ 2,330.8	$ 9,656.4	$ 1,262.4	$17,381.3
31 – 60 days past due	15.0		61.0	8.5	84.5
Greater than 60 days past due	1.1		57.2	4.1	62.4
	$ 4,147.8	$ 2,330.8	$ 9,774.6	$ 1,275.0	$17,528.2

The amortized cost basis of finance receivables that are on non-accrual status was as follows:

At December 31, 2024	DEALER		CUSTOMER RETAIL		
	WHOLESALE	RETAIL	FLEET	OWNER/ OPERATOR	TOTAL
Amortized cost basis with a specific reserve			$ 350.0	$ 5.5	$ 355.5
Amortized cost basis with no specific reserve	$ .9		25.8	1.4	28.1
Total	$ .9		$ 375.8	$ 6.9	$ 383.6

The increase in amortized cost basis with a specific reserve is due to customers in the U.S. and Canada and Brasil.

At December 31, 2023	DEALER		CUSTOMER RETAIL		
	WHOLESALE	RETAIL	FLEET	OWNER/ OPERATOR	TOTAL
Amortized cost basis with a specific reserve			$ 69.8	$ 4.3	$ 74.1
Amortized cost basis with no specific reserve			22.8	.8	23.6
Total			$ 92.6	$ 5.1	$ 97.7

Interest income recognized on a cash basis for finance receivables that are on non-accrual status was as follows:

Year Ended December 31,	2024	2023	2022
Dealer:			
Retail			$ .1
Customer retail:			
Fleet	$ 3.3	$ 2.2	2.5
Owner/operator	.3	.4	.2
	$ 3.6	$ 2.6	$ 2.8

December 31, 2024, 2023 and 2022 (currencies in millions)

Customers Experiencing Financial Difficulty: The Company modified $330.2 and $55.2 of finance receivables for customers experiencing financial difficulty during the years ended December 31, 2024 and 2023, respectively. Generally, other than insignificant term extensions and payment delays are modifications extending terms and payment delays for more than three months. The amortized cost basis of finance receivables for other than insignificant term extensions and payment delays for customers in financial difficulty was as follows:

At December 31,	2024	2023
Customer retail:		
Fleet	$ 183.3	$ 7.5
Owner/operator	.4	
	$ 183.7	$ 7.5
% of total retail portfolio	1.3%	< .1%

The higher other than insignificant modifications to customers experiencing financial difficulties was primarily for two large fleet customers in the U.S. The modifications granted customers additional time to pay. The financial effects of the term extensions added a weighted-average of 6 and 19 months to the life of the modified contracts for the years ended December 31, 2024 and 2023, respectively. The effect of modifications is included in the Company's historical loss information used to determine the allowance for credit losses. For certain modifications to customers experiencing financial difficulties that are at-risk at December 31, 2024 and December 31, 2023, the allowance for credit losses is based on the value of underlying collateral or a discounted cash flow analysis.

There were $3.5 finance receivables modified with customers experiencing financial difficulty during the previous twelve months that had a payment default in the year ended December 31, 2024. There were no finance receivables modified with customers experiencing financial difficulty on or after January 1, 2023 that had a payment default in the year ended December 31, 2023.

Repossessions: When the Company determines a customer is not likely to meet its contractual commitments, the Company repossesses the vehicles which serve as collateral for the loans, finance leases and equipment under operating leases. The Company records the vehicles as used truck inventory included in Financial Services Other assets on the Consolidated Balance Sheets. The balance of repossessed inventory at December 31, 2024 and 2023 was $80.9 and $30.4, respectively.

Proceeds from the sales of repossessed assets were $77.2, $27.7 and $20.8 for the years ended December 31, 2024, 2023 and 2022, respectively. These amounts are included in Proceeds from asset disposals in the Consolidated Statements of Cash Flows. Write-downs of repossessed equipment on operating leases are recorded as impairments and included in Financial Services Depreciation and other expenses on the Consolidated Statements of Income.

F. EQUIPMENT ON OPERATING LEASES

A summary of equipment on operating leases for Truck, Parts and Other and for the Financial Services segment is presented below:

	TRUCK, PARTS AND OTHER		FINANCIAL SERVICES	
At December 31,	2024	2023	2024	2023
Equipment on operating leases	$ 90.4	$ 177.4	$ 2,858.8	$ 3,365.3
Less allowance for depreciation	(21.2)	(49.8)	(967.4)	(1,189.9)
	$ 69.2	$ 127.6	$ 1,891.4	$ 2,175.4

Annual minimum lease payments due on Financial Services operating leases beginning January 1, 2025 are $506.9, $370.4, $260.0, $152.6, $57.9 and $13.1 thereafter.

When the equipment is sold subject to a RVG, the full sales price is received from the customer. A liability is established for the residual value obligation with the remainder of the proceeds recorded as deferred lease revenue. These amounts are summarized below:

	TRUCK, PARTS AND OTHER	
At December 31,	**2024**	2023
Residual value guarantees	$ **60.2**	$ 119.7
Deferred lease revenues	**20.1**	22.9
	$ **80.3**	$ 142.6

Annual maturities of the RVGs beginning January 1, 2025 are $41.5, $9.0, $6.5, $2.4, $.8 and nil thereafter. The deferred lease revenue is amortized on a straight-line basis over the RVG contract period. At December 31, 2024, the annual amortization of deferred revenues beginning January 1, 2025 are $9.0, $5.5, $3.3, $2.3 and nil thereafter.

G. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment included the following:

At December 31,	USEFUL LIVES	2024	2023
Land		$ **331.7**	$ 325.7
Buildings and improvements	10 - 40 years	**1,728.7**	1,703.8
Machinery, equipment and production tooling	3 - 20 years	**5,571.9**	5,337.7
Construction in progress		**746.1**	676.3
		8,378.4	8,043.5
Less allowance for depreciation		**(4,392.8)**	(4,263.4)
		$ **3,985.6**	$ 3,780.1

H. ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER

Accounts payable, accrued expenses and other include the following:

At December 31,	2024	2023
Truck, Parts and Other:		
Accounts payable	$ **1,598.7**	$ 1,667.6
Product support liabilities	**743.0**	867.8
Accrued expenses	**916.5**	936.5
Right-of-return liabilities	**366.1**	365.8
Accrued capital expenditures	**182.7**	225.1
Salaries and wages	**397.1**	401.5
Other	**601.0**	612.0
	$ **4,805.1**	$ 5,076.3

I. PRODUCT SUPPORT LIABILITIES

Changes in product support liabilities are summarized as follows:

WARRANTY RESERVES	2024	2023	2022
Balance at January 1	$ **767.0**	$ 437.7	$ 344.3
Cost accruals	**616.2**	739.2	386.1
Payments	**(917.8)**	(632.4)	(398.7)
Change in estimates for pre-existing warranties	**163.2**	211.9	111.5
Currency translation and other	**(22.5)**	10.6	(5.5)
Balance at December 31	$ **606.1**	$ 767.0	$ 437.7

December 31, 2024, 2023 and 2022 (currencies in millions)

DEFERRED REVENUES ON EXTENDED WARRANTIES AND R&M CONTRACTS	2024	2023	2022
Balance at January 1	$ 1,229.1	$ 904.9	$ 775.2
Deferred revenues	701.1	812.4	629.1
Revenues recognized	(591.8)	(507.8)	(476.1)
Currency translation	(36.2)	19.6	(23.3)
Balance at December 31	$ 1,302.2	$ 1,229.1	$ 904.9

The Company expects to recognize approximately $392.7 of the remaining deferred revenues on extended warranties and R&M contracts in 2025, $384.2 in 2026, $275.9 in 2027, $159.8 in 2028, $88.0 in 2029 and $1.6 thereafter.

Product support liabilities are included in the accompanying Consolidated Balance Sheets as follows:

At December 31,	WARRANTY RESERVES		DEFERRED REVENUES	
	2024	2023	2024	2023
Truck, Parts and Other:				
Accounts payable, accrued expenses and other	$ 354.3	$ 513.6	$ 388.7	$ 354.2
Other liabilities	251.8	253.4	901.9	861.4
Financial Services:				
Accounts payable, accrued expenses and other			3.9	5.3
Deferred taxes and other liabilities			7.7	8.2
	$ 606.1	$ 767.0	$ 1,302.2	$ 1,229.1

J. BORROWINGS AND CREDIT ARRANGEMENTS

Financial Services borrowings include the following:

At December 31,	2024		2023	
	EFFECTIVE RATE	BORROWINGS	EFFECTIVE RATE	BORROWINGS
Commercial paper	4.4%	$ 5,484.9	5.2%	$ 5,068.9
Bank loans	11.5%	518.9	8.6%	541.0
		6,003.8		5,609.9
Term notes	4.2%	9,891.2	3.4%	8,624.6
	4.5%	$ 15,895.0	4.3%	$ 14,234.5

Commercial paper and term notes borrowings were $15,376.1 and $13,693.5 at December 31, 2024 and 2023, respectively. Unamortized debt issuance costs, unamortized discounts and the net effect of fair value hedges were $(51.7) and $(54.1) at December 31, 2024 and 2023, respectively. The effective rate is the weighted-average rate as of December 31, 2024 and 2023 and includes the effects of interest-rate contracts.

The annual maturities of the Financial Services borrowings are as follows:

Beginning January 1,	COMMERCIAL PAPER	BANK LOANS	TERM NOTES	TOTAL
2025	$ 5,497.1	$ 239.1	$ 2,623.4	$ 8,359.6
2026		139.8	3,293.4	3,433.2
2027		92.5	2,064.0	2,156.5
2028		39.2	600.0	639.2
2029		8.3	999.9	1,008.2
2030 and beyond			350.0	350.0
	$ 5,497.1	$ 518.9	$ 9,930.7	$ 15,946.7

Interest paid on borrowings was $571.8, $396.5 and $169.1 in 2024, 2023 and 2022, respectively.

The primary sources of borrowings in the capital markets are commercial paper and medium-term notes issued in the public markets, and to a lesser extent, bank loans. Bank loans were primarily issued by Nacional Financiera (NAFIN), Scotiabank Mexico, HSBC Mexico and Banco Nacional de Desenvolvimento Economico e Social (BNDES). The medium-term notes are issued by PACCAR Financial Corp. (PFC), PACCAR Financial Europe (PFE), PACCAR Financial Mexico (PFM), PACCAR Financial Pty. Ltd. (PFPL Australia), PACCAR Financial Ltd. (PFL Canada) and Banco PACCAR S.A. (PFB).

In November 2024, the Company's U.S. finance subsidiary, PFC, filed a shelf registration under the Securities Act of 1933. The total amount of medium-term notes outstanding for PFC as of December 31, 2024 was $7,250.0. The registration expires in November 2027 and does not limit the principal amount of debt securities that may be issued during that period.

As of December 31, 2024, the Company's European finance subsidiary, PFE, had €597.9 available for issuance under a €2,500.0 medium-term note program listed on the Euro MTF Market of the Luxembourg Stock Exchange. This program renews annually and expires in July 2025.

In August 2021, PFM registered a 10,000.0 Mexican peso program with the Comision Nacional Bancaria y de Valores to issue medium-term notes and commercial paper. The registration expires in August 2026 and limits the amount of commercial paper (up to one year) to 5,000.0 Mexican pesos. At December 31, 2024, 5,570.0 Mexican pesos were available for issuance.

In August 2018, the Company's Australian subsidiary, PFPL Australia established a medium-term note program. The program does not limit the principal amount of debt securities that may be issued under the program. The total amount of medium-term notes outstanding for PFPL Australia as of December 31, 2024 was 700.0 Australian dollars.

In May 2021, the Company's Canadian subsidiary, PFL Canada established a medium-term note program. The program does not limit the principal amount of debt securities that may be issued under the program. There were no borrowings under this program as of December 31, 2024.

The Company's Brazilian subsidiary, PFB, established a lending program in December 2021 with the local development bank, BNDES for qualified customers to receive preferential conditions and generally market interest rates. This program is limited to 2,597.9 Brazilian reais and has 1,145.9 Brazilian reais outstanding as of December 31, 2024. The Brazilian subsidiary also established a Letra Financeira (LF) program in May 2024 and the program does not limit the principal amount of debt securities that may be issued under the program. A total of 500.0 Brazilian reais medium-term notes were outstanding as of December 31, 2024.

The Company has line of credit arrangements of $5,478.7, of which $4,956.5 were unused at December 31, 2024. Included in these arrangements are $4,000.0 of committed bank facilities, of which $1,500.0 expires in June 2025, $1,250.0 expires in June 2027 and $1,250.0 expires in June 2029. The Company intends to extend or replace these credit facilities on or before expiration to maintain facilities of similar amounts and duration. These credit facilities are maintained primarily to provide backup liquidity for commercial paper borrowings and maturing medium-term notes. There were no borrowings under the committed bank facilities for the year ended December 31, 2024.

K. LEASES

The Company leases certain facilities and equipment. The Company determines whether an arrangement is or contains a lease at inception. The Company accounts for lease and non-lease components separately. The consideration in the contract is allocated to each separate lease and non-lease component of the contract generally based on the relative stand-alone price of the components. The lease component is accounted for in accordance with the lease standard and the non-lease component is accounted for in accordance with other standards. The Company uses its incremental borrowing rate in determining the present value of lease payments unless the rate implicit in the lease is available. The lease term may include options to extend or terminate the lease if it is reasonably certain that the Company will exercise that option. Leases that have a term of 12 months or less at the commencement date ("short-term leases") are not included in the right-of-use assets and the lease liabilities. Lease expense for the short-term leases are recognized on a straight-line basis over the lease term.

December 31, 2024, 2023 and 2022 (currencies in millions)

The components of lease expense were as follows:

Year Ended December 31,		2024		2023		2022
Finance lease cost						
Amortization of right-of-use assets and interest	$	.6	$	1.1	$	.9
Operating lease cost		23.4		17.5		15.5
Short-term lease cost		2.7		3.7		2.4
Variable lease cost		2.9		2.4		1.2
Total lease cost	$	29.6	$	24.7	$	20.0

Balance sheet information related to leases was as follows:

		2024				2023		
At December 31,		OPERATING LEASES		FINANCE LEASES		OPERATING LEASES		FINANCE LEASES
TRUCK, PARTS AND OTHER:								
Other noncurrent assets	$	65.6	$	1.7	$	64.9	$	2.5
FINANCIAL SERVICES:								
Other assets		4.8				6.0		
Total right-of-use assets	$	70.4	$	1.7	$	70.9	$	2.5
TRUCK, PARTS AND OTHER:								
Accounts payable, accrued expenses and other	$	16.3	$	.7	$	14.2	$	.8
Other liabilities		50.6		.9		51.6		1.6
FINANCIAL SERVICES:								
Accounts payable, accrued expenses and other		1.7				1.8		
Deferred taxes and other liabilities		2.9				3.9		
Total lease liabilities	$	71.5	$	1.6	$	71.5	$	2.4

The weighted-average remaining lease term and discount rate were as follows at December 31:

	2024		2023	
	OPERATING LEASES	FINANCE LEASES	OPERATING LEASES	FINANCE LEASES
Weighted-average remaining lease term	5.1 years	2.5 years	5.7 years	3.1 years
Weighted-average discount rate	4.6%	2.0%	4.0%	2.3%

Maturities of lease liabilities are as follows:

Beginning January 1,		OPERATING LEASES		FINANCE LEASES
2025	$	20.2	$	.8
2026		18.0		.7
2027		14.1		.1
2028		9.2		.1
2029		5.4		
Thereafter		13.0		
Total lease payments		79.9		1.7
Less: interest		(8.4)		(.1)
Total lease liabilities	$	71.5	$	1.6

Cash flow information related to leases was as follows:

Year Ended December 31,		2024		2023		2022
Cash paid for amounts included in the measurement of lease liabilities						
Operating cash flows from operating leases	$	**27.0**	$	17.0	$	15.9
Financing cash flows from finance leases		**.6**		1.1		1.0
Right-of-use assets obtained in exchange for lease liabilities						
Operating leases		**27.1**		39.5		17.0
Finance leases				1.3		2.9

L. COMMITMENTS AND CONTINGENCIES

At December 31, 2024, PACCAR had standby letters of credit and surety bonds totaling $34.6, from third-party financial institutions, in the normal course of business, which guarantee various insurance, financing and other activities. At December 31, 2024, PACCAR's financial services companies, in the normal course of business, had outstanding commitments to fund new loan and lease transactions amounting to $949.3. The commitments generally expire in 90 days. The Company had other commitments, primarily to purchase production inventory, equipment and commodities amounting to $207.1, $94.2, $95.1, $71.8, $66.5 and $90.6 for 2025, 2026, 2027, 2028, 2029 and beyond, respectively.

The Company is involved in various stages of investigations and cleanup actions in different countries related to environmental matters. In certain of these matters, the Company has been designated as a "potentially responsible party" by domestic and foreign environmental agencies. The Company has accrued the estimated costs to investigate and complete cleanup actions where it is probable that the Company will incur such costs in the future. Expenditures related to environmental activities for the years ended December 31, 2024, 2023 and 2022 were $4.4, $3.0 and $4.6, respectively.

While the timing and amount of the ultimate costs associated with future environmental cleanup cannot be determined, management expects that these matters will not have a significant effect on the Company's consolidated financial position.

On July 19, 2016, the European Commission (EC) concluded its investigation of all major European truck manufacturers and reached a settlement with DAF Trucks N.V., DAF Trucks Deutschland GmbH and PACCAR Inc (collectively "the Company"). Following the settlement, certain EC-related claims and lawsuits have been filed in various jurisdictions primarily in Europe against all major European truck manufacturers including the Company and certain subsidiaries. These claims and lawsuits include a number of collective proceedings, including class actions in the United Kingdom (U.K.) and Israel, alleging EC-related claims and seeking monetary damages. In certain jurisdictions, additional claimants may bring EC-related claims and lawsuits against the Company or its subsidiaries.

The legal proceedings are moving through the court systems. Several European courts have issued judgments; some have been favorable while others have been unfavorable and are being appealed. In the U.K., one class action has been certified by the lower court and the proceeding remains in its preliminary stages. The Company believes it has meritorious defenses to all of the pending legal claims. Since early 2023, the Company has been settling with selected claimants. In the first quarter 2023, the Company recorded a non-recurring pre-tax charge of $600.0 ($446.4 after-tax) for the estimable total cost. The estimate may be adjusted as the legal process continues and settlements occur, which could have a material impact on the Company's financial results.

PACCAR is also a defendant in various other legal proceedings and, in addition, there are various other contingent liabilities arising in the normal course of business. After consultation with legal counsel, management does not anticipate that disposition of these various other proceedings and contingent liabilities will have a material effect on the consolidated financial statements.

M. EMPLOYEE BENEFITS

Severance Costs: The Company incurred severance expense in 2024, 2023 and 2022 of $13.5, $.6 and $.6, respectively.

Defined Benefit Pension Plans: The Company has several defined benefit pension plans, which cover a majority of its employees. The Company evaluates its actuarial assumptions on an annual basis and considers changes based upon market conditions and other factors.

The expected return on plan assets is determined by using a market-related value of assets, which is calculated based on an average of the previous five years of asset gains and losses.

Generally, accumulated unrecognized actuarial gains and losses are amortized using the 10% corridor approach. The corridor is defined as the greater of either 10% of the projected benefit obligation or the market-related value of plan assets. The amortization amount is the excess beyond the corridor divided by the average remaining estimated service life of participants on a straight-line basis.

The Company funds its pensions in accordance with applicable employee benefit and tax laws. The Company contributed $40.8 to its pension plans in 2024 and $27.3 in 2023. The Company expects to contribute in the range of $25 to $75 to its pension plans in 2025, of which $17.1 is estimated to satisfy minimum funding requirements. Annual benefits expected to be paid beginning January 1, 2025 are $147.9, $137.5, $137.6, $184.9, $211.0 and a total of $839.9 for the five years thereafter.

Plan assets are invested in global equity and debt securities through professional investment managers with the objective to achieve targeted risk adjusted returns and maintain liquidity sufficient to fund current benefit payments. Typically, each defined benefit plan has an investment policy that includes a target for asset mix, including maximum and minimum ranges for allocation percentages by investment category. The actual allocation of assets may vary at times based upon rebalancing policies and other factors. The Company periodically assesses the target asset mix by evaluating external sources of information regarding the long-term historical return, volatilities and expected future returns for each investment category. In addition, the long-term rates of return assumptions for pension accounting are reviewed annually to ensure they are appropriate. Target asset mix and forecast long-term returns by asset category are considered in determining the assumed long-term rates of return, although historical returns realized are given some consideration.

The fair value of mutual funds, common stocks and U.S. treasuries is determined using the market approach and is based on the quoted prices in active markets. These securities are categorized as Level 1. The fair value of debt securities is determined using the market approach and is based on the quoted market prices of the securities or other observable inputs. These securities are categorized as Level 2.

The fair value of commingled and pooled trust funds is determined using the market approach and is based on the unadjusted net asset value (NAV) per unit as determined by the sponsor of the fund based on the fair values of underlying investments. These assets are collective investment trusts and pooled funds, and substantially all of these investments have no redemption restrictions or unfunded commitments. Securities measured at NAV per unit as a practical expedient are not classified in the fair value hierarchy.

The following information details the allocation of plan assets by investment type. See Note Q for definitions of fair value levels.

At December 31, 2024	TARGET	LEVEL 1	LEVEL 2	TOTAL	MEASURED AT NAV	TOTAL
Equities:						
U.S. equities					$ 1,072.7	$ 1,072.7
Global equities					840.4	840.4
Total equities	45 - 65%				$ 1,913.1	$ 1,913.1
Fixed income:						
U.S. fixed income		$ 129.1	$ 257.7	$ 386.8	$ 708.8	$ 1,095.6
Non-U.S. fixed income			36.4	36.4	490.2	526.6
Total fixed income	35 - 55%	$ 129.1	$ 294.1	$ 423.2	$ 1,199.0	$ 1,622.2
Cash and other			82.8	82.8	.2	83.0
Total plan assets		$ 129.1	$ 376.9	$ 506.0	$ 3,112.3	$ 3,618.3

At December 31, 2023	TARGET	LEVEL 1	LEVEL 2	TOTAL	MEASURED AT NAV	TOTAL
Equities:						
U.S. equities					$ 1,004.4	$ 1,004.4
Global equities					771.8	771.8
Total equities	45 - 65%				$ 1,776.2	$ 1,776.2
Fixed income:						
U.S. fixed income		$ 95.7	$ 275.4	$ 371.1	$ 676.9	$ 1,048.0
Non-U.S. fixed income			39.3	39.3	530.2	569.5
Total fixed income	35 - 55%	$ 95.7	$ 314.7	$ 410.4	$ 1,207.1	$ 1,617.5
Cash and other		.4	99.4	99.8	.6	100.4
Total plan assets		$ 96.1	$ 414.1	$ 510.2	$ 2,983.9	$ 3,494.1

The following weighted-average assumptions relate to all pension plans of the Company:

At December 31,	2024	2023
Discount rate	5.5%	4.8%
Rate of increase in future compensation levels	3.9%	3.9%
Assumed long-term rate of return on plan assets	6.7%	6.6%

The components of the change in projected benefit obligation and change in plan assets are as follows:

At December 31,	2024	2023
Change in projected benefit obligation:		
Benefit obligation at January 1	$ 2,903.3	$ 2,567.0
Service cost	107.6	94.0
Interest cost	135.0	127.5
Benefits paid	(119.3)	(110.1)
Actuarial (gain) loss	(224.0)	186.5
Currency translation and other	(37.7)	37.8
Participant contributions	1.0	.6
Projected benefit obligation at December 31	$ 2,765.9	$ 2,903.3
Change in plan assets:		
Fair value of plan assets at January 1	$ 3,494.1	$ 3,115.2
Employer contributions	40.8	27.3
Actual gain on plan assets	234.0	412.5
Benefits paid	(119.3)	(110.1)
Currency translation and other	(32.3)	48.6
Participant contributions	1.0	.6
Fair value of plan assets at December 31	$ 3,618.3	$ 3,494.1
Funded status at December 31	$ 852.4	$ 590.8

At December 31,	2024	2023
Amounts recorded on Balance Sheets:		
Other noncurrent assets	$ 995.8	$ 734.8
Accounts payable, accrued expenses and other	29.4	23.8
Other liabilities	114.0	120.2
Accumulated other comprehensive loss:		
Actuarial (gain) loss	(80.2)	98.0
Prior service cost	10.5	12.3

Of the December 31, 2024 amounts in accumulated other comprehensive loss, $2.6 of unrecognized actuarial loss and $1.3 of unrecognized prior service cost are expected to be amortized into net pension expense in 2025.

The accumulated benefit obligation for all pension plans of the Company was $2,389.9 and $2,494.4 at December 31, 2024 and 2023, respectively.

Information for all plans with an accumulated benefit obligation in excess of plan assets is as follows:

At December 31,	2024	2023
Projected benefit obligation	$ 140.4	$ 138.7
Accumulated benefit obligation	126.4	124.1
Fair value of plan assets	4.6	7.1

The components of pension expense are as follows:

Year Ended December 31,		2024		2023		2022
Service cost	$	107.6	$	94.0	$	148.5
Interest on projected benefit obligation		135.0		127.5		84.9
Expected return on assets		(243.7)		(230.3)		(215.1)
Amortization of prior service costs		1.4		1.4		.7
Recognized actuarial loss		7.2		4.7		28.9
Net pension expense (gain)	$	7.5	$	(2.7)	$	47.9

The components of net pension expense other than service cost are included in Interest and other (income) expenses, net on the Consolidated Statements of Income.

Multi-employer Plans: The Company participates in multi-employer plans in the U.S. and Europe. These are typically under collective bargaining agreements and cover its union-represented employees. The Company's participation in the following multi-employer plans for the years ended December 31 are as follows:

PENSION PLAN	EIN	PENSION PLAN NUMBER	SURCHARGE	COMPANY CONTRIBUTIONS				
					2024		2023	2022
Metal and Electrical Engineering Industry Pension Fund		135668	Yes	$	48.4	$	46.1 $	37.1
Western Metal Industry Pension Plan	91-6033499	001	Yes		4.3		4.5	4.0
Other plans					1.1		1.2	1.0
				$	53.8	$	51.8 $	42.1

The Company contributions shown in the table above approximate the multi-employer pension expense for each of the years ended December 31, 2024, 2023 and 2022, respectively.

Metal and Electrical Engineering Industry Pension Fund is a multi-employer union plan incorporating all DAF employees in the Netherlands and is covered by a collective bargaining agreement that will expire on December 31, 2025. The Company's contributions were less than 5% of the total contributions to the plan for the last three reporting periods ending December 2024. The plan is required by law (the Netherlands Pension Act) to have a minimum coverage ratio in excess of 104.4% and a policy coverage ratio in excess of 119.1% (weighted coverage ratio of the last 12 months). Because the policy coverage ratio of 113.1% at December 31, 2024 is below the required threshold, a funding improvement plan remains in place. Based on the funding improvement plan, the required coverage of 119.1% should be reached by the end of 2034. The funding improvement plan includes a possible reduction in pension benefits and delays in future benefit increases.

The Western Metal Industry Pension Plan is located in the U.S. and is covered by a collective bargaining agreement that will expire on November 2, 2025. In accordance with the U.S. Pension Protection Act of 2006, the plan continued to be certified as critical (red) for the 2024 plan year and a rehabilitation plan has been implemented requiring additional contributions as long as the plan remains in critical status. Contributions by the Company were 26% and 27% of the total contributions to the plan for the years ended December 31, 2024 and 2023, respectively.

Other plans are principally located in the U.S. and the Company's contributions to these plans for the years ended December 31, 2024 and 2023 were less than 5% of each plan's total contributions. As of December 31, 2023, one of the other plans was under a funding rehabilitation plan requiring an increase to the mandated employer surcharge from 5% to 10%, which will be applicable for each succeeding year in which the plan remains in a critical status. As of October 31, 2024, the Company no longer has any obligations under this plan due to the sale of the winch business.

There were no other significant changes for the multi-employer plans in the periods presented that affected comparability between periods.

Defined Contribution Plans: The Company maintains several defined contribution benefit plans whereby it contributes designated amounts on behalf of participant employees. The largest plan is for U.S. salaried employees where the Company matches a percentage of employee contributions up to an annual limit. The match was 5% of eligible pay in 2024, 2023 and 2022. Other plans are located in Australia, the Netherlands, Canada, United Kingdom and Germany. Expenses for these plans were $73.7, $65.4 and $56.3 in 2024, 2023 and 2022, respectively.

N. INCOME TAXES

The Company's tax rate is based on income and statutory tax rates in the various jurisdictions in which the Company operates. Tax law requires certain items to be included in the Company's tax returns at different times than the items reflected in the Company's financial statements. As a result, the Company's annual tax rate reflected in its financial statements is different than that reported in its tax returns. Some of these differences are permanent, such as expenses that are not deductible in the Company's tax return, and some differences reverse over time, such as depreciation expense. These temporary differences create deferred tax assets and liabilities. The Company establishes valuation allowances for its deferred tax assets if, based on the available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The components of the Company's income before income taxes include the following:

Year Ended December 31,	2024	2023	2022
Domestic	$ 3,525.1	$ 3,913.7	$ 2,322.9
Foreign	1,875.8	1,804.5	1,525.8
	$ 5,400.9	$ 5,718.2	$ 3,848.7

The components of the Company's provision for income taxes include the following:

Year Ended December 31,	2024	2023	2022
Current provision:			
Federal	$ 679.2	$ 845.5	$ 567.0
State	158.2	179.8	143.1
Foreign	480.8	395.8	335.0
	1,318.2	1,421.1	1,045.1
Deferred (benefit) provision:			
Federal	(65.8)	(141.5)	(173.2)
State	(7.1)	(24.4)	(42.0)
Foreign	(6.4)	(137.8)	7.2
	(79.3)	(303.7)	(208.0)
	$ 1,238.9	$ 1,117.4	$ 837.1

Tax benefits recognized for net operating loss carryforwards were $8.3, $118.2 and $3.9 for the years ended 2024, 2023 and 2022, respectively.

A reconciliation of the statutory U.S. federal tax rate to the effective income tax rate is as follows:

	2024	2023	2022
Statutory rate	21.0%	21.0%	21.0%
Effect of:			
State	2.2	2.3	2.1
Research and development tax credit	(1.0)	(.8)	(1.0)
Tax on foreign earnings	1.6	.1	.5
Brasil valuation allowance release		(2.1)	
Other, net	(.9)	(1.0)	(.8)
	22.9%	19.5%	21.8%

December 31, 2024, 2023 and 2022 (currencies in millions)

Based on the Company's current operations, the Company does not expect that the repatriation of future foreign earnings will be subject to significant income tax as a result of the U.S. modified territorial system.

At December 31, 2024, the Company had net operating loss carryforwards of $371.9, of which $299.3 related to foreign subsidiaries and $72.6 related to states in the U.S. The related deferred tax asset was $101.1, for which a $1.6 valuation allowance has been provided. The carryforward periods range from four years to indefinite, subject to certain limitations under applicable laws. The future tax benefits of net operating loss carryforwards are evaluated on a regular basis, including a review of historical and projected operating results.

The tax effects of temporary differences representing deferred tax assets and liabilities are as follows:

At December 31,		2024		2023
Assets:				
Accrued liabilities	$	**308.2**	$	314.3
R&D expense capitalization		**365.8**		257.1
Net operating loss and tax credit carryforwards		**110.3**		144.8
Inventory adjustments		**62.9**		64.6
Allowance for losses on receivables		**50.6**		53.2
Other		**127.5**		132.2
		1,025.3		966.2
Valuation allowance		**(1.6)**		(2.3)
		1,023.7		963.9
Liabilities:				
Financial Services leasing depreciation		**(559.5)**		(572.6)
Depreciation and amortization		**(231.5)**		(219.7)
Postretirement benefit plans		**(210.3)**		(144.5)
Other		**(98.7)**		(58.9)
		(1,100.0)		(995.7)
Net deferred tax liability	$	**(76.3)**	$	(31.8)

The balance sheet classifications of the Company's deferred tax assets and liabilities are as follows:

At December 31,		2024		2023
Truck, Parts and Other:				
Other noncurrent assets, net	$	**485.2**	$	502.6
Other liabilities		**(102.7)**		(78.8)
Financial Services:				
Other assets		**60.1**		88.3
Deferred taxes and other liabilities		**(518.9)**		(543.9)
Net deferred tax liability	$	**(76.3)**	$	(31.8)

Cash paid for income taxes was $1,318.7, $1,499.3 and $932.1 in 2024, 2023 and 2022, respectively.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

		2024		2023		2022
Balance at January 1	$	**31.2**	$	27.8	$	26.0
Additions for tax positions related to the current year		**9.4**		7.7		7.4
Additions for tax positions related to prior years		**3.9**		2.6		1.8
Reductions for tax positions related to prior years				(1.6)		(1.6)
Lapse of statute of limitations		**(5.6)**		(5.3)		(5.8)
Balance at December 31	$	**38.9**	$	31.2	$	27.8

The Company had $38.9, $31.2 and $27.8 of unrecognized tax benefits, all of which would impact the effective tax rate, if recognized, as of December 31, 2024, 2023 and 2022, respectively.

The Company recognized $1.1, $.8 and $.1 of expense related to interest in 2024, 2023 and 2022, respectively. Accrued interest expense and penalties were $2.7, $1.7 and $.9 as of December 31, 2024, 2023 and 2022, respectively. Interest and penalties are classified as income taxes in the Consolidated Statements of Income.

The Company believes it is reasonably possible that approximately $8.0 of unrecognized tax benefits, resulting primarily from research and development tax credits, will be resolved within the next 12 months. As of December 31, 2024, the United States Internal Revenue Service has completed examinations of the Company's tax returns for all years through 2016. The Company's tax returns for other major jurisdictions remain subject to examination for the years ranging from 2011 through 2024.

O. STOCKHOLDERS' EQUITY

Accumulated Other Comprehensive Income (Loss): The components of AOCI and the changes in AOCI, net of tax, included in the Consolidated Balance Sheets and the Consolidated Statements of Stockholders' Equity, consisted of the following:

	DERIVATIVE CONTRACTS	MARKETABLE DEBT SECURITIES	PENSION PLANS	FOREIGN CURRENCY TRANSLATION	TOTAL
Balance at January 1, 2024	$ (11.0)	$ (13.9)	$ (110.3)	$ (558.7)	$ (693.9)
Recorded into AOCI	204.2	15.5	173.1	(656.1)	(263.3)
Reclassified out of AOCI	(160.7)	(2.3)	6.9		(156.1)
Net other comprehensive income (loss)	43.5	13.2	180.0	(656.1)	(419.4)
Balance at December 31, 2024	$ 32.5	$ (.7)	$ 69.7	$ (1,214.8)	$ (1,113.3)

	DERIVATIVE CONTRACTS	MARKETABLE DEBT SECURITIES	PENSION PLANS	FOREIGN CURRENCY TRANSLATION	TOTAL
Balance at January 1, 2023	$ 35.1	$ (43.6)	$ (110.9)	$ (834.0)	$ (953.4)
Recorded into AOCI	(137.9)	32.4	(4.0)	275.3	165.8
Reclassified out of AOCI	91.8	(2.7)	4.6		93.7
Net other comprehensive (loss) income	(46.1)	29.7	.6	275.3	259.5
Balance at December 31, 2023	$ (11.0)	$ (13.9)	$ (110.3)	$ (558.7)	$ (693.9)

	DERIVATIVE CONTRACTS	MARKETABLE DEBT SECURITIES	PENSION PLANS	FOREIGN CURRENCY TRANSLATION	TOTAL
Balance at January 1, 2022	$ (13.5)	$ (1.1)	$ (269.8)	$ (636.7)	$ (921.1)
Recorded into AOCI	8.6	(41.3)	136.4	(197.3)	(93.6)
Reclassified out of AOCI	40.0	(1.2)	22.5		61.3
Net other comprehensive income (loss)	48.6	(42.5)	158.9	(197.3)	(32.3)
Balance at December 31, 2022	$ 35.1	$ (43.6)	$ (110.9)	$ (834.0)	$ (953.4)

December 31, 2024, 2023 and 2022 (currencies in millions)

Reclassifications out of AOCI during the years ended December 31, 2024, 2023 and 2022 were as follows:

			AMOUNT RECLASSIFIED OUT OF AOCI		
AOCI COMPONENTS	LINE ITEM IN THE CONSOLIDATED STATEMENTS OF INCOME		2024	2023	2022
Unrealized (gains) losses on derivative contracts:					
Truck, Parts and Other					
Foreign-exchange contracts	Net sales and revenues	$	**(12.1)** $	31.9 $	19.3
	Cost of sales and revenues		**(28.8)**	2.2	(15.3)
	Interest and other (income) expenses, net		**(15.6)**	(.9)	(1.4)
Commodity contracts	Cost of sales and revenues		**13.1**	4.2	32.0
Financial Services					
Foreign-exchange contracts	Interest and other borrowing expenses		**(7.3)**	(2.1)	7.3
Interest-rate contracts	Interest and other borrowing expenses		**(149.5)**	76.5	6.1
	Pre-tax expense (reduction) increase		**(200.2)**	111.8	48.0
	Tax expense (benefit)		**39.5**	(20.0)	(8.0)
	After-tax expense (reduction) increase		**(160.7)**	91.8	40.0
Unrealized gains on marketable debt securities:					
Marketable debt securities	Investment income		**(3.0)**	(3.6)	(1.6)
	Tax expense		**.7**	.9	.4
	After-tax income increase		**(2.3)**	(2.7)	(1.2)
Pension plans:					
Truck, Parts and Other					
Actuarial loss	Interest and other (income) expenses, net		**7.2**	4.7	28.9
Prior service costs	Interest and other (income) expenses, net		**1.4**	1.4	.7
	Pre-tax expense increase		**8.6**	6.1	29.6
	Tax benefit		**(1.7)**	(1.5)	(7.1)
	After-tax expense increase		**6.9**	4.6	22.5
Total reclassifications out of AOCI		$	**(156.1)** $	93.7 $	61.3

Other Capital Stock Changes: The Company purchased and retired nil treasury shares in 2024, 2023 and 2022.

P. DERIVATIVE FINANCIAL INSTRUMENTS

As part of its risk management strategy, the Company enters into derivative contracts to hedge against the risks of interest rates, foreign currency rates and commodity prices.

Interest-Rate Contracts: The Company enters into various interest-rate contracts, including interest-rate swaps and cross currency interest-rate swaps. Interest-rate swaps involve the exchange of fixed for floating rate or floating for fixed rate interest payments based on the contractual notional amounts in a single currency. Cross currency interest-rate swaps involve the exchange of notional amounts and interest payments in different currencies. The Company is exposed to interest-rate and exchange-rate risk caused by market volatility as a result of its borrowing activities. The objective of these contracts is to mitigate the fluctuations on earnings, cash flows and fair value of borrowings. Net amounts paid or received are reflected as adjustments to interest expense.

At December 31, 2024, the notional amount of the Company's interest-rate contracts was $3,418.0. Notional maturities for all interest-rate contracts are $975.4 for 2025, $768.8 for 2026, $757.3 for 2027, $245.7 for 2028, $283.8 for 2029 and $387.0 thereafter.

Foreign-Exchange Contracts: The Company enters into foreign-exchange contracts to hedge certain anticipated transactions and assets and liabilities denominated in foreign currencies, particularly the Canadian dollar, the euro, the British pound, the Australian dollar, the Brazilian real and the Mexican peso. The objective is to reduce

December 31, 2024, 2023 and 2022 (currencies in millions)

fluctuations in earnings and cash flows associated with changes in foreign currency exchange rates. The Company enters into foreign-exchange contracts as net investment hedges to reduce the foreign currency exposure from its investments in foreign subsidiaries. At December 31, 2024, the notional amount of the outstanding foreign-exchange contracts was $1,876.2. Foreign-exchange contracts typically mature within one year.

Commodity Contracts: The Company enters into commodity forward contracts to hedge the prices of certain commodities used in the production of trucks. The objective is to reduce the fluctuation in earnings and cash flows associated with adverse movement in commodity prices. At December 31, 2024, there were no outstanding commodity contracts. Commodity contracts mature within one year.

The following table presents the balance sheet classification, fair value, gross and pro forma net amounts of derivative financial instruments:

At December 31,	2024		2023	
	ASSETS	LIABILITIES	ASSETS	LIABILITIES
Derivatives designated under hedge accounting:				
Interest-rate contracts:				
Financial Services:				
Other assets	$ 132.2		$ 17.3	
Deferred taxes and other liabilities		$ 41.1		$ 131.1
Foreign-exchange contracts:				
Truck, Parts and Other:				
Other current assets	67.6		1.5	
Accounts payable, accrued expenses and other		3.0		21.1
Financial Services:				
Other assets	5.8			
Deferred taxes and other liabilities				3.6
Commodity contracts:				
Truck, Parts and Other:				
Other current assets			1.2	
Accounts payable, accrued expenses and other				.8
	$ 205.6	$ 44.1	$ 20.0	$ 156.6
Derivatives not designated as hedging instruments:				
Foreign-exchange contracts:				
Truck, Parts and Other:				
Other current assets	$ 1.2		$ 1.0	
Accounts payable, accrued expenses and other		$ 2.4		$ 3.4
Financial Services:				
Other assets	.2			
Deferred taxes and other liabilities		.2		.1
	$ 1.4	$ 2.6	$ 1.0	$ 3.5
Gross amounts recognized in Balance Sheets	$ 207.0	$ 46.7	$ 21.0	$ 160.1
Less amounts not offset in financial instruments:				
Truck, Parts and Other:				
Foreign-exchange contracts	$ (.9)	$ (.9)	$ (1.6)	$ (1.6)
Commodity contracts			(.7)	(.7)
Financial Services:				
Interest-rate contracts	(11.4)	(11.4)	(11.9)	(11.9)
Pro forma net amount	$ 194.7	$ 34.4	$ 6.8	$ 145.9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024, 2023 and 2022 (currencies in millions)

The following table presents the amount of (gain) loss from derivative financial instruments recorded in the Consolidated Statements of Comprehensive Income:

Year Ended December 31,	2024		2023		2022	
	INTEREST-RATE	FOREIGN-EXCHANGE	INTEREST-RATE	FOREIGN-EXCHANGE	INTEREST-RATE	FOREIGN-EXCHANGE
Truck, Parts and Other:						
Net sales and revenues						
Cash flow hedges		$ (12.1)		$ 31.9		$ 19.3
Cost of sales and revenues						
Cash flow hedges		(28.8)		2.2		(15.3)
Derivatives not designated as hedging instruments				(5.1)		(1.7)
Interest and other (income) expenses, net						
Cash flow hedges		(9.2)		12.8		(1.4)
Net investment hedges		(9.8)		(8.7)		(5.8)
Derivatives not designated as hedging instruments		(10.2)		8.8		.8
		$ (70.1)		$ 41.9		$ (4.1)
Financial Services:						
Interest and other borrowing expenses						
Cash flow hedges	$ (149.5)	$ (5.0)	$ 76.5	$ 1.8	$ 6.1	$ 7.3
Fair value hedges	9.3		9.8		1.0	
Derivatives not designated as hedging instruments		9.7		1.7		(8.1)
	$ (140.2)	$ 4.7	$ 86.3	$ 3.5	$ 7.1	$ (.8)
Total	$ (140.2)	$ (65.4)	$ 86.3	$ 45.4	$ 7.1	$ (4.9)

The loss from commodity contracts recorded in cost of sales and revenue was $13.1, $4.2 and $31.8 for the years ended 2024, 2023 and 2022, respectively.

Fair Value Hedges
Changes in the fair value of derivatives designated as fair value hedges are recorded in earnings together with the changes in fair value of the hedged item attributable to the risk being hedged. The following table presents the amounts recorded on the Consolidated Balance Sheets related to cumulative basis adjustments for fair value hedges:

At December 31,	2024	2023
Financial Services		
Term notes:		
Carrying amount of hedged liabilities	$ 543.1	$ 128.1
Cumulative basis adjustment included in the carrying amount	8.6	7.1

The above table excludes the cumulative basis adjustments on discontinued hedge relationships of $2.9 and $12.2 as of December 31, 2024 and 2023, respectively.

Cash Flow Hedges
Substantially all of the Company's interest-rate contracts and some foreign-exchange contracts have been designated as cash flow hedges. Changes in the fair value of derivatives designated as cash flow hedges are recorded in AOCI. Amounts in AOCI are reclassified into net income in the same period in which the hedged transaction affects earnings. The Company elected to exclude the forward premium component (excluded component) on some

December 31, 2024, 2023 and 2022 (currencies in millions)

foreign-exchange cash flow hedges and amortize the excluded component over the life of the derivative instruments. The amortization of the excluded component is recognized in Interest and other (income) expenses, net in Truck, Parts and Other segment and Interest and other borrowing expenses in Financial Services segment in the Consolidated Statements of Income. The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows is 7.9 years.

The following table presents the pre-tax effects of gain (loss) on cash flow hedges recognized in other comprehensive income (loss) (OCI):

Year Ended December 31,	2024		2023		2022	
	INTEREST-RATE	FOREIGN-EXCHANGE	INTEREST-RATE	FOREIGN-EXCHANGE	INTEREST-RATE	FOREIGN-EXCHANGE
Gain (loss) recognized in OCI:						
Truck, Parts and Other		$ 88.9		$ (65.7)		$ 41.2
Financial Services	$ 176.9	9.2	$ (110.5)	1.8	$ 19.1	(25.5)
	$ 176.9	$ 98.1	$ (110.5)	$ (63.9)	$ 19.1	$ 15.7

The pre-tax effects of loss on commodity hedges recognized in other comprehensive income (OCI) for Truck, Parts and Other was $13.9, $.5 and $17.1 in 2024, 2023 and 2022, respectively.

The amount of gain in AOCI at December 31, 2024 that is estimated to be reclassified into earnings in the following 12 months if interest rates and exchange rates remain unchanged is approximately $4.4, net of taxes. The fixed interest earned on finance receivables will offset the amount recognized in interest expense, resulting in a stable interest margin consistent with the Company's risk management strategy.

The amount of (losses) gains reclassified out of AOCI into net income based on the probability that the original forecasted transactions would not occur were $(2.8) for the year ended December 31, 2024, nil for the year ended December 31, 2023 and $1.0 for the year ended December 31, 2022.

Net Investment Hedges
Changes in the fair value of derivatives designated as net investment hedges are recorded in AOCI as an adjustment to the Cumulative Translation Adjustment (CTA). The notional amount of the outstanding net investment hedges was $553.8, $443.6 and $347.0 at December 31, 2024, 2023 and 2022, respectively. The pre-tax gain (loss) recognized in OCI for the net investment hedges was $32.6, $(8.2) and $28.8 at December 31, 2024, 2023 and 2022, respectively.

Q.   FAIR VALUE MEASUREMENTS
Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Inputs to valuation techniques used to measure fair value are either observable or unobservable. These inputs have been categorized into the fair value hierarchy described below.

Level 1 – Valuations are based on quoted prices that the Company has the ability to obtain in actively traded markets for identical assets or liabilities. Since valuations are based on quoted prices that are readily and regularly available in an active market or exchange traded market, valuation of these instruments does not require a significant degree of judgment.

Level 2 – Valuations are based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 – Valuations are based on model-based techniques for which some or all of the assumptions are obtained from indirect market information that is significant to the overall fair value measurement and which require a significant degree of management judgment.

The Company uses the following methods and assumptions to measure fair value for assets and liabilities subject to recurring fair value measurements.

Marketable Debt Securities: The Company's marketable debt securities consist of municipal bonds, government obligations, investment-grade corporate obligations, commercial paper, asset-backed securities and term deposits. The fair value of U.S. government obligations is determined using the market approach and is based on quoted prices in active markets and are categorized as Level 1.

The fair value of non-U.S. government bonds, municipal bonds, corporate bonds, asset-backed securities, commercial paper and term deposits is determined using the market approach and is primarily based on matrix pricing as a practical expedient which does not rely exclusively on quoted prices for a specific security. Significant inputs used to determine fair value include interest rates, yield curves, credit rating of the security and other observable market information and are categorized as Level 2.

Marketable Equity Securities: The Company's equity securities are traded on active exchanges and are classified as Level 1.

Derivative Financial Instruments: The Company's derivative contracts consist of interest-rate swaps, cross currency swaps, foreign currency exchange and commodity contracts. These derivative contracts are traded over the counter and their fair value is determined using industry standard valuation models, which are based on the income approach (i.e., discounted cash flows). The significant observable inputs into the valuation models include interest rates, yield curves, currency exchange rates, credit default swap spreads, forward rates and commodity prices and are categorized as Level 2.

Assets and Liabilities Subject to Recurring Fair Value Measurement

The Company's assets and liabilities subject to recurring fair value measurements are either Level 1 or Level 2 as follows:

At December 31, 2024	LEVEL 1	LEVEL 2	TOTAL
Assets:			
Marketable debt securities			
U.S. tax-exempt securities		$ 303.7	$ 303.7
U.S. taxable municipal / non-U.S. provincial bonds		380.1	380.1
U.S. corporate securities		864.2	864.2
U.S. government securities	$ 285.7		285.7
Non-U.S. corporate securities		608.1	608.1
Non-U.S. government securities		164.3	164.3
Other debt securities		166.4	166.4
Total marketable debt securities	$ 285.7	$ 2,486.8	$ 2,772.5
Marketable equity securities	$ 6.3		$ 6.3
Total marketable securities	$ 292.0	$ 2,486.8	$ 2,778.8
Derivatives			
Cross currency swaps		$ 121.3	$ 121.3
Interest-rate swaps		10.9	10.9
Foreign-exchange contracts		74.8	74.8
Total derivative assets		$ 207.0	$ 207.0
Liabilities:			
Derivatives			
Cross currency swaps		$ 28.7	$ 28.7
Interest-rate swaps		12.4	12.4
Foreign-exchange contracts		5.6	5.6
Total derivative liabilities		$ 46.7	$ 46.7

At December 31, 2023	LEVEL 1	LEVEL 2	TOTAL
Assets:			
Marketable debt securities			
U.S. tax-exempt securities		$ 310.7	$ 310.7
U.S. taxable municipal / non-U.S. provincial bonds		240.1	240.1
U.S. corporate securities		353.3	353.3
U.S. government securities	$ 158.1		158.1
Non-U.S. corporate securities		524.2	524.2
Non-U.S. government securities		141.2	141.2
Other debt securities		90.6	90.6
Total marketable debt securities	$ 158.1	$ 1,660.1	$ 1,818.2
Marketable equity securities	$ 4.4		$ 4.4
Total marketable securities	$ 162.5	$ 1,660.1	$ 1,822.6
Derivatives			
Cross currency swaps		$ 13.2	$ 13.2
Interest-rate swaps		4.1	4.1
Foreign-exchange contracts		2.5	2.5
Commodity contracts		1.2	1.2
Total derivative assets		$ 21.0	$ 21.0
Liabilities:			
Derivatives			
Cross currency swaps		$ 116.6	$ 116.6
Interest-rate swaps		14.5	14.5
Foreign-exchange contracts		28.2	28.2
Commodity contracts		.8	.8
Total derivative liabilities		$ 160.1	$ 160.1

Fair Value Disclosure of Other Financial Instruments

For financial instruments that are not recognized at fair value, the Company uses the following methods and assumptions to determine the fair value. These instruments are categorized as Level 2, except cash which is categorized as Level 1 and fixed rate loans which are categorized as Level 3.

Cash and Cash Equivalents: Carrying amounts approximate fair value.

Financial Services Net Receivables: For floating-rate loans, floating-rate wholesale financing, and operating lease and other trade receivables, carrying values approximate fair values. For fixed rate loans, fair values are estimated using the income approach by discounting cash flows to their present value based on assumptions regarding the credit and market risks to approximate current rates for comparable loans. Finance lease receivables and related allowance for credit losses have been excluded from the accompanying table.

Debt: The carrying amounts of Financial Services commercial paper, variable rate bank loans and variable rate term notes approximate fair value. For fixed rate debt, fair values are estimated using the income approach by discounting cash flows to their present value based on current rates for comparable debt.

December 31, 2024, 2023 and 2022 (currencies in millions, except per share data)

The Company's estimate of fair value for fixed rate loans and debt that are not carried at fair value was as follows:

At December 31,	2024		2023	
	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Assets:				
Financial Services fixed rate loans	$ 8,900.6	$ 8,889.3	$ 8,126.8	$ 8,214.4
Liabilities:				
Financial Services fixed rate debt	9,922.2	9,917.6	8,720.3	8,693.7

R. STOCK COMPENSATION PLANS

PACCAR has certain plans under which officers and key employees may be granted options to purchase shares of the Company's authorized but unissued common stock under plans approved by stockholders. Non-employee directors and certain officers may be granted restricted shares of the Company's common stock under plans approved by stockholders. Options outstanding under these plans were granted with exercise prices equal to the fair market value of the Company's common stock at the date of grant. Options expire no later than ten years from the grant date and generally vest after three years. Restricted stock awards generally vest over three years or earlier upon meeting certain age and service requirements.

The Company recognizes compensation cost on these options and restricted stock awards on a straight-line basis over the requisite period the employee is required to render service less estimated forfeitures based on historical experience. The plans contain antidilution provisions. The following data has been restated to reflect the Company's 50% stock dividend in February 2023. The maximum number of shares of the Company's common stock authorized for issuance under these plans is 70.0 million shares, and as of December 31, 2024, the maximum number of shares available for future grants was 14.2 million.

The assumptions used in determining the fair value of the option awards for each of the grant years are as follows:

	2024	2023	2022
Risk-free interest rate	4.21%	3.84%	1.86%
Expected volatility	27%	26%	26%
Expected dividend yield	4.4%	4.5%	4.3%
Expected term	6 years	6 years	6 years
Weighted-average grant date fair value of options per share	$ 20.08	$ 13.17	$ 9.70

The estimated fair value of each option award is determined on the date of grant using the Black-Scholes-Merton option pricing model that uses assumptions noted in the table above. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. Expected volatility is based on historical volatility. The dividend yield is based on an estimated future dividend yield using projected net income for the next five years, implied dividends and Company stock price. The expected term is based on the period of time that options granted are expected to be outstanding based on historical experience.

The fair value of options granted was $13.5, $11.9 and $8.3 for the years ended December 31, 2024, 2023 and 2022, respectively. The fair value of options vested was $7.4, $6.8 and $5.6 during the years ended December 31, 2024, 2023 and 2022, respectively.

A summary of activity under the Company's stock plans is presented below:

	2024	2023	2022
Intrinsic value of options exercised	$ 56.8	$ 41.2	$ 17.8
Cash received from stock option exercises	52.0	51.7	35.8
Tax benefit related to stock award exercises	8.0	5.4	2.6
Stock-based compensation	22.9	21.2	17.1
Tax benefit related to stock-based compensation	2.1	1.7	1.7

December 31, 2024, 2023 and 2022 (currencies in millions, except per share data)

The summary of options as of December 31, 2024 and changes during the year then ended are presented below:

	NUMBER OF SHARES	PER SHARE EXERCISE PRICE*	REMAINING CONTRACTUAL LIFE IN YEARS*	AGGREGATE INTRINSIC VALUE
Options outstanding at January 1	3,823,300	$ 57.77		
Granted	671,000	104.16		
Exercised	(1,028,500)	50.61		
Cancelled	(30,000)	81.15		
Options outstanding at December 31	3,435,800	$ 68.77	6.84	$ 121.2
Vested and expected to vest	3,224,600	$ 67.79	6.74	$ 116.9
Exercisable	1,171,000	$ 50.45	4.46	$ 62.7

* Weighted-average

The fair value of restricted shares is determined based upon the stock price on the date of grant. The summary of nonvested restricted shares as of December 31, 2024 and changes during the year then ended is presented below:

NONVESTED SHARES	NUMBER OF SHARES	GRANT DATE FAIR VALUE*
Nonvested awards outstanding at January 1	261,800	$ 66.21
Granted	129,500	103.10
Vested	(145,900)	72.27
Nonvested awards outstanding at December 31	245,400	$ 82.07

* Weighted-average

As of December 31, 2024, there was $10.8 of total unrecognized compensation cost related to nonvested stock options, which is recognized over a remaining weighted-average vesting period of 1.44 years. Unrecognized compensation cost related to nonvested restricted stock awards of $2.1 is expected to be recognized over a remaining weighted-average vesting period of .94 years.

The dilutive and antidilutive options are shown separately in the table below:

Year Ended December 31,	2024	2023	2022
Additional shares	1,261,900	1,099,000	769,100
Antidilutive options	671,000	891,500	1,653,600

S. SEGMENT AND RELATED INFORMATION

PACCAR operates in three principal segments: Truck, Parts and Financial Services. The Company's chief operating decision maker is the Chief Executive Officer (CEO). The CEO has principal executives (Segment Managers) who oversee the major business operations of the Company. The CEO allocates resources and evaluates the performance of its Truck and Parts segments based on operating profits, which excludes investment income, other income and expense, and income taxes. The Financial Services segment's performance is evaluated based on income before income taxes. Geographic revenues from external customers are presented based on the country of the customer. The accounting policies of the reportable segments are the same as those applied in the consolidated financial statements as described in Note A.

Truck and Parts: The Truck segment includes the design and manufacture of high-quality, light-, medium- and heavy-duty commercial trucks and the Parts segment includes the distribution of aftermarket parts for trucks and related commercial vehicles, both of which are sold through the same network of independent dealers. These segments derive a large proportion of their revenues and operating profits from operations in North America and Europe. The Truck segment incurs substantial costs to design, manufacture and sell trucks to its customers. The sale of new trucks provides the Parts segment with the basis for parts sales that may continue over the life of the truck, but are generally concentrated in the first five years after truck delivery. To reflect the benefit the Parts segment receives from costs incurred by the Truck segment, certain expenses are allocated from the Truck segment to the

December 31, 2024, 2023 and 2022 (currencies in millions)

Parts segment. The expenses allocated are based on a percentage of the average annual expenses for factory overhead, engineering, research and development and SG&A expenses for the preceding five years. The allocation is based on the ratio of the average parts direct margin dollars (net sales less material and labor costs) to the total truck and parts direct margin dollars for the previous five years. The Company believes such expenses have been allocated on a reasonable basis. Truck segment assets related to the indirect expense allocation are not allocated to the Parts segment. Other (income) expenses included in the Truck and Parts segments is primarily the effects of foreign currency translation.

Financial Services: The Financial Services segment derives its earnings primarily from financing or leasing of PACCAR products and services provided to truck customers and dealers. Revenues are primarily generated from operations in North America and Europe.

In Europe, the marketing of used trucks, including those units sold by the Truck segment subject to a RVG, is performed by the Financial Services segment. When a customer returns the truck at the end of the RVG contract, the Company's Truck segment records a reduction in a RVG liability and the Company's Financial Services segment records a used truck asset and revenue from the subsequent sale. Certain gains and losses from the sale of these used trucks are shared with the Truck segment.

Other: Included in Other is the Company's industrial winch manufacturing business through October 31, 2024, as well as sales, income and expenses not attributable to a reportable segment. The primary items include non-service cost components of pension expense, certain corporate income and expense and a charge for civil litigation claims in Europe for 2023. Intercompany interest (expense) income on dealer wholesale financing of $(80.9), $(91.2) and $(44.6), and on cash advances with the financial services companies of $13.6, $12.4 and $(1.9) for 2024, 2023 and 2022, respectively, are also included.

In the fourth quarter of 2024 PACCAR sold its industrial winch business. The resulting gain on sale is included in Truck, Parts and Other "Interest and other (income) expenses, net" on the Company's Consolidated Statements of Income.

Geographic Area Data	2024	2023	2022
Net sales and revenues:			
United States	$ 18,664.5	$ 18,841.6	$ 15,379.2
Europe	6,962.6	8,741.4	7,486.5
Other	8,036.7	7,544.4	5,954.0
	$ 33,663.8	$ 35,127.4	$ 28,819.7
Property, plant and equipment, net:			
United States	$ 2,124.1	$ 1,950.9	$ 1,831.7
The Netherlands	697.7	654.0	534.1
Belgium	479.9	550.4	572.8
Other	683.9	624.8	529.8
	$ 3,985.6	$ 3,780.1	$ 3,468.4
Equipment on operating leases, net:			
United States	$ 507.7	$ 524.9	$ 846.9
Mexico	405.4	420.2	314.5
Spain	216.6	303.3	316.3
France	204.2	223.5	260.7
Germany	179.1	247.1	280.9
Poland	127.7	187.9	245.8
The Netherlands	62.3	137.8	185.9
Other	257.6	258.3	352.3
	$ 1,960.6	$ 2,303.0	$ 2,803.3

December 31, 2024, 2023 and 2022 (currencies in millions)

Business Segment Data	TRUCK	PARTS	OTHER	**2024** TRUCKS, PARTS AND OTHER	FINANCIAL SERVICES	TOTAL
Net sales and revenues	$ 25,274.2	$ 6,743.9	$ 59.5	$ 32,077.6	$ 2,099.5	$34,177.1
Less intersegment	(435.8)	(77.5)		(513.3)		(513.3)
External Customers	$ 24,838.4	$ 6,666.4	$ 59.5	$ 31,564.3	$ 2,099.5	$33,663.8
Cost of sales and revenues	21,389.8	4,604.4	75.4	26,069.6		26,069.6
Research and development	343.6	108.7	.6	452.9		452.9
Selling, general and administrative	254.2	246.4	84.4	585.0	159.0	744.0
Interest and other borrowing expenses					710.8	710.8
Depreciation and other expenses					718.5	718.5
Provision for losses on receivables					75.6	75.6
Other segment (income) expenses	(1.8)	2.4	(114.4)	(113.8)		(113.8)
	$ 2,852.6	$ 1,704.5	$ 13.5	$ 4,570.6	$ 435.6	$ 5,006.2
Investment income						394.7
Income before income taxes	$ 2,852.6	$ 1,704.5	$ 13.5	$ 4,570.6	$ 435.6	$ 5,400.9
Depreciation and amortization:	$ 374.0	$ 14.8	$ 24.7	$ 413.5	$ 503.4	$ 916.9
Expenditures for long-lived assets:	$ 711.4	$ 52.2	$ 51.4	$ 815.0	$ 887.7	$ 1,702.7

Business Segment Data	TRUCK	PARTS	OTHER	**2023** TRUCKS, PARTS AND OTHER	FINANCIAL SERVICES	TOTAL
Net sales and revenues	$ 27,257.1	$ 6,486.5	$ 54.7	$ 33,798.3	$ 1,811.9	$35,610.2
Less intersegment	(410.7)	(72.1)		(482.8)		(482.8)
External Customers	$ 26,846.4	$ 6,414.4	$ 54.7	$ 33,315.5	$ 1,811.9	$35,127.4
Cost of sales and revenues	22,440.6	4,369.6	84.0	26,894.2		26,894.2
Research and development	306.6	103.5	.8	410.9		410.9
Selling, general and administrative	278.5	238.0	87.8	604.3	149.0	753.3
Interest and other borrowing expenses					500.6	500.6
Depreciation and other expenses					590.7	590.7
Provision for losses on receivables					31.3	31.3
Other segment expenses *	20.8	.7	498.9	520.4		520.4
	$ 3,799.9	$ 1,702.6	$ (616.8)	$ 4,885.7	$ 540.3	$ 5,426.0
Investment income						292.2
Income (loss) before income taxes	$ 3,799.9	$ 1,702.6	$ (616.8)	$ 4,885.7	$ 540.3	$ 5,718.2
Depreciation and amortization:	$ 403.5	$ 15.0	$ 25.3	$ 443.8	$ 480.1	$ 923.9
Expenditures for long-lived assets:	$ 584.8	$ 65.7	$ 33.2	$ 683.7	$ 582.2	$ 1,265.9

* In 2023, Other includes a $600.0 non-recurring charge related to civil litigation in Europe (EC-related claims) which is discussed in Note L.

December 31, 2024, 2023 and 2022 (currencies in millions)

Business Segment Data		2022				
	TRUCK	PARTS	OTHER	TRUCKS, PARTS AND OTHER	FINANCIAL SERVICES	TOTAL
Net sales and revenues	$ 22,005.5	$ 5,829.4	$ 63.8	$ 27,898.7	$ 1,505.4	$29,404.1
Less intersegment	(519.3)	(65.1)		(584.4)		(584.4)
External Customers	$ 21,486.2	$ 5,764.3	$ 63.8	$ 27,314.3	$ 1,505.4	$28,819.7
Cost of sales and revenues	19,205.4	4,009.6	76.0	23,291.0		23,291.0
Research and development	246.1	94.6	.5	341.2		341.2
Selling, general and administrative	280.0	216.3	96.1	592.4	133.9	726.3
Interest and other borrowing expenses					216.3	216.3
Depreciation and other expenses					560.8	560.8
Provision for losses on receivables					5.5	5.5
Other segment expenses (income)	1.4	(2.8)	(107.7)	(109.1)		(109.1)
	$ 1,753.3	$ 1,446.6	$ (1.1)	$ 3,198.8	$ 588.9	$ 3,787.7
Investment income						61.0
Income (loss) before income taxes	$ 1,753.3	$ 1,446.6	$ (1.1)	$ 3,198.8	$ 588.9	$ 3,848.7
Depreciation and amortization:	$ 324.9	$ 14.0	$ 23.9	$ 362.8	$ 427.4	$ 790.2
Expenditures for long-lived assets:	$ 466.0	$ 21.1	$ 28.6	$ 515.7	$ 854.8	$ 1,370.5

Business Segment Data	2024	2023	2022
Segment Assets:			
Truck	$ 7,563.3	$ 8,038.5	$ 7,218.1
Parts	2,097.0	1,912.1	1,742.1
Other	1,697.2	1,249.6	976.8
Cash and marketable securities	9,649.9	8,659.3	6,158.9
	21,007.4	19,859.5	16,095.9
Financial services	22,411.5	20,963.9	17,179.6
	$ 43,418.9	$ 40,823.4	$ 33,275.5

The management of PACCAR Inc (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management assessed the Company's internal control over financial reporting as of December 31, 2024, based on criteria for effective internal control over financial reporting described in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2024.

Ernst & Young LLP, the Independent Registered Public Accounting Firm that audited the financial statements included in this Annual Report, has issued an attestation report on the Company's internal control over financial reporting. The attestation report is included on page 93.

R. Preston Feight
Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of PACCAR Inc

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of PACCAR Inc (the Company) as of December 31, 2024, and 2023, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 19, 2025 expressed an unqualified opinion thereon.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

92

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Product Warranty

Description of the Matter

The Company's liability for product warranty totaled $606 million at December 31, 2024. As discussed in Note A of the consolidated financial statements, the Company's liability for product warranty is estimated and recorded at the time products are sold based on historical and current data and reasonable expectations for the future regarding the frequency and cost of warranty claims, net of recoveries. The Company periodically assesses the adequacy of its recorded liabilities and adjusts them as appropriate to reflect actual experience.

Auditing the Company's liability for product warranty is complex due to the significant measurement uncertainty associated with the estimate and the application of significant management judgment, including the inputs used to estimate the number of and cost of future warranty claims. In addition, management formulates an estimate of recoveries from suppliers.

How We Addressed the Matter in Our Audit

We evaluated and tested the design and operating effectiveness of internal controls over the warranty reserve process, including management's assessment of the assumptions and data underlying the reserve.

To evaluate the liability for product warranty, our audit procedures included, among others, testing the completeness and accuracy of the underlying claims, supplier recovery data and utilizing a subject matter expert in evaluating the methodologies and assumptions used in the warranty accrual calculation. We also assessed the historical accuracy of management's estimates through a hindsight analysis.

We have served as the Company's auditor since 1945

Ernst & Young LLP

Seattle, Washington
February 19, 2025

To the Stockholders and the Board of Directors of PACCAR Inc

Opinion on Internal Control Over Financial Reporting

We have audited PACCAR Inc's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, PACCAR Inc (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated February 19, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Seattle, Washington
February 19, 2025

Ernst & Young LLP

(currencies in millions)

Interest-Rate Risks - *See Note P for a description of the Company's hedging programs and exposure to interest rate fluctuations.* The Company measures its interest-rate risk by estimating the amount by which the fair value of interest-rate sensitive assets and liabilities, including derivative financial instruments, would change assuming an immediate 100 basis point increase across the yield curve as shown in the following table:

Fair Value (Losses) Gains	2024	2023
CONSOLIDATED:		
Assets		
Cash equivalents and marketable debt securities	$ (49.6)	$ (29.2)
FINANCIAL SERVICES:		
Assets		
Fixed rate loans	(157.7)	(146.5)
Interest-rate swaps	(35.1)	
Liabilities		
Fixed rate term debt	198.9	156.8
Interest-rate swaps		1.2
Total	$ (43.5)	$ (17.7)

Currency Risks - The Company enters into foreign currency exchange contracts to hedge its exposure to exchange rate fluctuations of foreign currencies, particularly the Canadian dollar, the euro, the British pound, the Australian dollar, the Brazilian real and the Mexican peso *(see Note P for additional information concerning these hedges)*. Based on the Company's sensitivity analysis, the potential loss in fair value for such financial instruments from a 10% unfavorable change in quoted foreign currency exchange rates would be a loss of $126.3 related to contracts outstanding at December 31, 2024, compared to a loss of $259.7 at December 31, 2023. These amounts would be largely offset by changes in the values of the underlying hedged exposures.

Commodity Price Risks - The Company enters into commodity forward contracts to hedge the prices of certain commodities used in the production of trucks *(see Note P for additional information concerning these hedges)*. The objective is to reduce the fluctuation in earnings and cash flows associated with adverse movement in commodity prices. Based on the Company's sensitivity analysis, the potential loss in fair value for such financial instruments from a 10% unfavorable change in quoted commodity prices would be nil related to contracts outstanding at December 31, 2024, compared to a loss of $3.3 at December 31, 2023. The Company had no commodity contracts at December 31, 2024.

OFFICERS

Mark C. Pigott
Executive Chairman

R. Preston Feight
Chief Executive Officer

Harrie C.A.M. Schippers
President and Chief Financial Officer

Kevin D. Baney
Executive Vice President

C. Michael Dozier
Executive Vice President

Darrin C. Siver
Executive Vice President

Laura J. Bloch
Senior Vice President

John N. Rich
Senior Vice President and
Chief Technology Officer

Paulo H. Bolgar
Vice President and
Chief Human Resources Officer

Terren D. Drake
Vice President

Brennan G. Gourdie
Vice President

Craig R. Gryniewicz
Vice President

Todd R. Hubbard (retired 2/14/2025)
Vice President

A. Lily Ley
Vice President and
Chief Information Officer

Jacob J. Montero
Vice President

Stephan A. Olsen
Vice President

Brice J. Poplawski
Vice President and Controller

Harald P. Seidel
Vice President

Daryl E. Simon (retired 3/1/2025)
Vice President

Raja Shembekar
Vice President

Bryan M. Sitko
Vice President

James W. Walenczak
Vice President

Michael K. Walton
Vice President and General Counsel

Harry M.B. Wolters
Vice President

Michael K. Kuester
Assistant Vice President

Ulrich Kammholz (retired 2/14/2025)
Treasurer

Rick C. Strauss
Treasurer

Michael R. Beers
Corporate Secretary

DIRECTORS

Mark C. Pigott
Executive Chairman
PACCAR Inc (3)

R. Preston Feight
Chief Executive Officer
PACCAR Inc

Pierre R. Breber
Former Chief Financial Officer
Chevron Corporation (1)

Dame Alison J. Carnwath
Senior Adviser
Evercore Partners (1, 4)

Kirk S. Hachigian
Former Chairman and
  Chief Executive Officer
JELD-WEN Holding, Inc. (2, 4)

Brice A. Hill
Chief Financial Officer
Applied Materials, Inc. (1)

Barbara B. Hulit
Former Chief Executive Officer &
  President, Advanced Healthcare
  Solutions
Fortive Corporation (1)

Roderick C. McGeary (retired 4/27/2025)
Former Vice Chairman
KPMG LLP (1, 4)

Cynthia A. Niekamp
Former Senior Vice President,
  Automotive Coatings
PPG Industries, Inc. (2)

John M. Pigott
Partner
Beta Business Ventures LLC (3)

Luiz A. S. Pretti
Former President and Chief Executive
  Officer
Cargill Brasil (2)

Ganesh Ramaswamy
Executive Vice President,
  Industrial and Energy Technology
Baker Hughes Company (2)

Mark A. Schulz (Lead Director)
Former President,
  International Operations
Ford Motor Company (3, 4)

Gregory M. E. Spierkel (retired 4/27/2025)
Former Chief Executive Officer
Ingram Micro Inc. (1, 4)

COMMITTEES OF THE BOARD

(1) Audit Committee
(2) Compensation Committee
(3) Executive Committee
(4) Nominating and Governance Committee

TRUCKS

Kenworth Truck Company
Division Headquarters:
10630 N.E. 38th Place
Kirkland, Washington 98033

Factories:
Chillicothe, Ohio
Renton, Washington

Peterbilt Motors Company
Division Headquarters:
1700 Woodbrook Street
Denton, Texas 76205

Factory:
Denton, Texas

PACCAR of Canada Ltd.
Markborough Place I
6711 Mississauga Road North
Mississauga, Ontario
L5N 4J8 Canada

Factory:
Ste.-Thérèse, Quebec, Canada

Canadian Kenworth Company
Division Headquarters:
Markborough Place I
6711 Mississauga Road North
Mississauga, Ontario
L5N 4J8 Canada

Peterbilt of Canada
Division Headquarters:
Markborough Place I
6711 Mississauga Road North
Mississauga, Ontario
L5N 4J8 Canada

DAF Caminhões Brasil Indústria Ltda.
Avenida Senador Flávio
  Carvalho Guimarães, 6000
Bairro Boa Vista
CEP 84072-190
Ponta Grossa, Paraná, Brasil

Factory:
Ponta Grossa, Paraná, Brasil

DAF Trucks N.V.
Hugo van der Goeslaan 1
P.O. Box 90065
5600 PT Eindhoven
The Netherlands

Factories:
Eindhoven, The Netherlands
Westerlo, Belgium

Leyland Trucks Ltd.
Croston Road
Leyland, Preston
Lancashire PR26 6LZ
United Kingdom

Factory:
Leyland, Lancashire,
United Kingdom

Kenworth Mexicana, S.A. de C.V.
Calzada Gustavo Vildósola
  Castro 2000
Mexicali, Baja California
Mexico

Factory:
Mexicali, Baja California
Mexico

PACCAR Australia Pty. Ltd.
Division Headquarters:
64 Canterbury Road
Bayswater, Victoria 3153
Australia

Factory:
Bayswater, Victoria, Australia

TRUCK PARTS AND SUPPLIES

PACCAR Engine Company
1000 PACCAR Drive
Columbus, Mississippi 39701

Factory:
Columbus, Mississippi

PACCAR Parts
Division Headquarters:
750 Houser Way North
Renton, Washington 98057

Distribution Centers:
Atlanta, Georgia
Bayswater, Australia
Bogotá, Colombia
Brisbane, Australia
Budapest, Hungary
Eindhoven, The Netherlands
Lancaster, Pennsylvania
Las Vegas, Nevada
Louisville, Kentucky
Leyland, United Kingdom
Madrid, Spain
Massbach, Germany
Montreal, Canada
Oklahoma City, Oklahoma
Panama City, Panama
Ponta Grossa, Brasil
Renton, Washington
Rockford, Illinois
San Luis Potosí, Mexico
Toronto, Canada

Dynacraft
Division Headquarters:
3490 Redbud Boulevard
McKinney, Texas 75069

Factories:
Louisville, Kentucky
McKinney, Texas

PRODUCT TESTING, RESEARCH AND DEVELOPMENT

PACCAR Technical Center
12479 Farm to Market Road
Mount Vernon, Washington 98273

DAF Trucks Test Center
Weverspad 2
5491 RL Sint-Oedenrode
The Netherlands

PACCAR Innovation Center
1277 Reamwood Avenue
Sunnyvale, California 94089

PACCAR India Technical Center
5th Floor, Amar Tech Park
Balewadi, Baner Gaon Haveli
Pune, Maharashtra, 411045 India

PACCAR North Texas
2501 South State Highway 121
Lewisville, Texas 75076

PACCAR FINANCIAL SERVICES GROUP

PACCAR Financial Corp.
PACCAR Building
777 106th Avenue N.E.
Bellevue, Washington 98004

PACCAR Leasing Company
Division of PACCAR
  Financial Corp.
PACCAR Building
777 106th Avenue N.E.
Bellevue, Washington 98004

PACCAR Financial Europe B.V.
Hugo van der Goeslaan 1
P.O. Box 90065
5600 PT Eindhoven
The Netherlands

PACCAR Financial México, S.A. de C.V.
Calzada Gustavo Vildósola
  Castro 2000
Mexicali, Baja California
Mexico

PacLease Mexicana S.A. de C.V.
Calzada Gustavo Vildósola
  Castro 2000
Mexicali, Baja California
Mexico

PACCAR Financial Services Ltd.
Markborough Place I
6711 Mississauga Road North
Mississauga, Ontario
L5N 4J8 Canada

PACCAR Financial Pty. Ltd.
64 Canterbury Road
Bayswater, Victoria 3153
Australia

PACCAR Financial PLC
Haddenham Business Park
Pegasus Way
Haddenham HP17 8LJ
United Kingdom

Banco PACCAR S.A.
Avenida Senador Flávio
  Carvalho Guimarães, 6000
Bairro Boa Vista
CEP 84072-190
Ponta Grossa, Paraná, Brasil

PACCAR GLOBAL SALES

Division Headquarters:
10630 N.E. 38th Place
Kirkland, Washington 98033

Office:
Shanghai, People's Republic
  of China

Corporate Offices
PACCAR Building
777 106th Avenue N.E.
Bellevue, Washington
98004

Mailing Address
P.O. Box 1518
Bellevue, Washington
98009

Telephone
425.468.7400

Facsimile
425.468.8216

Website
www.paccar.com



**Stock Transfer
and Dividend
Dispersing Agent**
EQ Shareowner Services
P.O. Box 64874
St. Paul, Minnesota
55164-0874
800.468.9716
www.shareowneronline.com

*PACCAR's transfer agent
maintains the company's
shareholder records, issues
stock certificates and
distributes dividends and
IRS Forms 1099. Requests
concerning these matters
should be directed to EQ.*

**Online Delivery of
Annual Report and Proxy
Statement**
PACCAR's 2024 Annual
Report and the 2025 Proxy
Statement are available on
PACCAR's website at
www.paccar.com/
2025annualmeeting

Stockholders who hold
PACCAR stock in street
name may inquire of their
bank or broker about the
availability of electronic
delivery of annual
meeting documents.

**Trademarks Owned by
PACCAR Inc and its
Subsidiaries**
DAF, DAF Connect,
Kenworth, Leyland,
PACCAR, PACCAR
Connect, PACCAR EX,
PACCAR MX-11, PACCAR
MX-13, PACCAR Parts
Fleet Services, PACCAR
PX, PACCAR Solutions,
PACCAR TX-8, PACCAR
TX-12, PACCAR TX-18,
PacLease, Peterbilt,
PETERBILT ARTech,
TRP, TruckTech+, and
SmartLINQ.

Independent Auditors
Ernst & Young LLP
Seattle, Washington

SEC Form 10-K
PACCAR's annual report
to the Securities and
Exchange Commission
will be furnished to
stockholders on request
to the Corporate
Secretary, PACCAR Inc,
P.O. Box 1518, Bellevue,
Washington 98009. It is
also available online at
investors.paccar.com/
financials/sec-filings or on
the SEC's website at
www.sec.gov.

**Annual Stockholders'
Meeting**
April 29, 2025, 10:30 a.m.
PACCAR Parts Distribution
Center
405 Houser Way North
Renton, Washington
98057

*An Equal Opportunity
Employer*



This report was printed
on recycled paper.

